Great Southern Bancorp, Inc.

2008 ANNUAL REPORT FOR SHAREHOLDERS

POISED AND POSITIONED



ANNUAL MEETING

The 20th Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 13, 2009, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.



CORPORATE PROFILE

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $2.7 billion in total assets, with more than 740 dedicated associates serving in excess of 177,000 customers.

Headquartered in Springfield, Mo., the Company operates 39 banking centers in 16 counties in southern, central and western Missouri, and loan production offices in St. Louis, Mo., Overland Park, Kan., and Rogers, Ark. Beyond traditional banking services, customers can also look to Great Southern for help with investment, insurance and travel services.

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Stock Exchange.

CORPORATE MISSION

The Company's mission is to build winning relationships with our customers, associates, shareholders and communities. We carry out our mission through our core values of teamwork, mutual respect, doing what's right and uncompromising ethical standards.

We are deeply committed to our relationships with our four constituencies.

We build winning relationships with our customers and help them make their lives better and easier with our products and services.

We build winning relationships with our associates, who have chosen our company to share their skills and talents and who deserve the opportunity to reach their full potential.

We build winning relationships with our shareholders, who have entrusted us with their wealth and financial future, and with our communities, upon which our company's strength, prosperity and future rest.

STOCK INFORMATION

The Company's Common Stock is listed on The NASDAQ Global Select Market System under the symbol "GSBC".

As of December 31, 2008, there were 13,380,969 total shares outstanding and approximately 2,500 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2008 was $11.44.

HIGH/LOW STOCK PRICE	Year Ended December 31, 2008		Year Ended December 31, 2007	
	HIGH	LOW	HIGH	LOW
First Quarter	$21.81	$15.32	$30.40	$27.30
Second Quarter	15.95	7.73	30.09	25.96
Third Quarter	15.50	7.82	28.00	23.67
Fourth Quarter	13.15	7.03	26.45	21.10

DIVIDEND DECLARATIONS	Year Ended December 31, 2008	Year Ended December 31, 2007
First Quarter	$.180	$.160
Second Quarter	.180	.170
Third Quarter	.180	.170
Fourth Quarter	.180	.180

GENERAL INFORMATION

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the Company call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's web site at www.greatsouthernbank.com or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS
Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS
BKD, LLP
Hammons Tower
P.O. Box 1190
Springfield, MO 65801

LEGAL COUNSEL
Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

CONTENTS







On the cover
Our long-term success will be dependent on the strategic decisions we make and actions we take today.



TO OUR SHAREHOLDERS



Joseph W. Turner
President and Chief Executive Officer

William V. Turner
Chairman of the Board

"Poised and Positioned," the theme of this year's Annual Report, describes Great Southern's philosophy of how we operate our Company. Are we where we need to be and ready to execute - today and in the future? At all times, we must be ready and able to deliver on our mission to build winning relationships with our customers, associates, shareholders and communities. We must also be prepared to take advantage of opportunities that will make our Company even stronger and more valuable. A great example of this is our FDIC-assisted acquisition of TeamBank discussed later in this letter. Our long-term success will be dependent on the strategic decisions we make and actions we take today. In the current recessionary environment, our strategy and execution couldn't be more critical.

2008

No doubt, 2008 was a challenging year for all financial institutions, including Great Southern. Bad economic and financial industry news continually unfolded. Bank failures around the country made the headlines, leading to a loss of public confidence and worry about the safety of deposits. In the fall, the industry hit a low point with the near failure of Fannie Mae and Freddie Mac, the bankruptcy of Lehman Brothers, and the near-collapse of several other Wall Street investment banks. To make matters worse, the media used the term "bank" when reporting on the Wall Street crisis causing confusion by the general public and a generalization that the entire banking industry was in crisis. This broad brush style of reporting intensified worry among customers and banks battled hard to restore confidence and reassure customers that their deposits were, and are, safe.

2008 proved to be one of the most, if not the most, difficult year in our Company's history. While we are more insulated in our market areas than some other parts of the country, our Company and some of our loan customers experienced the ramifications of the economic downturn, especially in the residential construction and land development sector. The Company's annual financial performance was disappointing, but the challenges of the year also underscored the underlying strength of our Company. In response to rapidly deteriorating market conditions, we changed course quickly by



Market Share*
Based on Deposits in Greene & Christian Counties
22.46%
20
16
12
8
4
0
Liberty Bank
Guaranty Bank
Bank of America NA
Bancorp South
Empire Bank
Commerce Bank
Great Southern Bank

* Data Source: FDIC website
Data as of: June 30, 2008.



Five Year Cumulative Total Return**
Great Southern Bancorp
NASDAQ Financial
NASDAQ Composite
$160
140
120
100
80
60
40
20
0
$56.93
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08

** The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2003 through December 31, 2008. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2003 and that all dividends were reinvested.



Net Income***
$(.35)
(per share of common stock)
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
-0.25
JUN '90†
JUN '95
DEC '00
DEC '05
DEC '08

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).

curtailing loan growth and further strengthening capital and liquidity levels. By the end of 2008, the Company's and Bank's risk-based capital ratios were higher than year-end 2007 levels, even without Capital Purchase Program funds discussed later in this letter.

For full details on our 2008 financial performance, please refer to the financial section of this Annual Report. A brief summary of our 2008 results is below. For the year ended December 31, 2008, our Company posted a disappointing loss of $4.7 million or $.35 per common share - the first annual loss since the Company went public 20 years ago. Two extraordinary items together equaling a loss of $1.96 per share played major roles in the loss. The Company recorded a provision expense and related charge-off of $35 million, equal to $1.70 per diluted share (after tax), related to a large lending relationship (see the Company's *Quarterly Report on Form 10-Q* for March 31, 2008). A $5.8 million write-down of the Company's investment in perpetual preferred stock of Fannie Mae and Freddie Mac occurred. This write-down equated to approximately $.26 per diluted share (after tax). In spite of these losses, the Company remained "well capitalized" under all regulatory measures at all times in 2008.

In 2008, total assets grew 9.4% to $2.7 billion. As of December 31, 2008, total stockholders' equity was $234.1 million (8.8% of total assets), and common stockholders' equity was $178.5 million (6.7% of total assets), equivalent to a book value of $13.34 per common share.

Loans outstanding declined by 5.4% for the year, with declines primarily in construction and land development loans. However, we extended more than $527.4 million in new credit to consumers and businesses. Consumer loan originations increased $3.6 million, or 5.6%, to $68.1 million for the full year 2008 as compared to 2007. Single-family residential loan originations increased $18.0 million, or 14.1%, to $146.3 million for the full year 2008 as compared to 2007. A detailed analysis of the loan portfolio mix can be found in the Loan Portfolio Presentation contained in a February 19, 2009, *Current Report on Form 8-K*.

Non-performing assets were elevated, but at manageable levels. At December 31, 2008, non-performing assets grew to $65.9 million, or 2.48% of total assets as compared to December 31, 2007. The increase was due primarily to deteriorating general market conditions, and more specifically, housing supply, absorption rates, and unique circumstances related to individual borrowers and projects. We discuss non-performing assets in detail in the "Management's Discussion and Analysis" section of our Annual Report.

As expected in recessionary times, the allowance for loan and lease losses - a reserve account to absorb loan charge-offs - increased $3.7 million during the year to $29.2 million as of December 31, 2008. The allowance as a percentage of total loans was 1.66% at December 31, 2008 as compared to 1.38% at year-end 2007. Quality review of our loan portfolio was enhanced with nearly every loan in excess of $1 million evaluated on a regular basis. Our objective is to identify potential problems early and then work diligently with customers to actively develop the best course of action in resolving such issues.

As previously mentioned, news of bank failures and the Wall Street crisis prompted customers to seek assurance that their deposits were safe. We demonstrated our "poised and positioned" philosophy in dealing with customer inquiries. Our associates receive ongoing FDIC-related training and did an excellent job reassuring customers and working with them to ensure their deposits were adequately covered under FDIC rules. We believe that our proactive training and


Total Assets
in billions
$2.66
2.50
2.00
1.50
1.00
0.50
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Total Deposits
in billions
$1.91
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Total Loans
in billions
$1.72
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Commercial Real Estate & Construction Loans
in millions
$787
800
700
600
500
400
300
200
100
0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08

*** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

communications about Great Southern's safety and soundness gave us a competitive advantage in the marketplace.

In addition, our customers utilized the Certificate of Deposit Account Registry Service (CDARS®), which offers access up to $50 million in FDIC coverage while earning attractive returns on their deposits. While many of our competitors began adding this service during this critical time, Great Southern, having offered CDARS for more than four years, was already well-versed on the product and poised and ready to make this available to our customers.

In response to economic conditions, Great Southern elected to participate in two voluntary programs designed to help restore confidence and stabilize the market. Through the FDIC's Temporary Liquidity Guarantee Program (TLGP), Great Southern is purchasing additional FDIC insurance coverage for eligible customers through a component of the TLGP. Non-interest bearing transaction accounts are fully covered regardless of account balance through the end of 2009.

Also, in December 2008, the Holding Company became a participant in the U.S. Treasury's voluntary Capital Purchase Program (CPP), made available under the Troubled Asset Relief Program (TARP). The program is designed to promote economic stability and increase the flow of credit to consumers and businesses. The Company received a CPP capital investment of $58 million from the U.S. Treasury. In addition to issuing to the Treasury perpetual preferred stock with a 5% annual dividend for the first five years, GSBC also issued a warrant for the Treasury to purchase 909,091 shares of GSBC common stock at a price of $9.57 per share.

This capital investment by the Treasury significantly strengthened our already "well capitalized" capital position. The CPP funds provide capital support to expand our capacity to make sound loans to consumers and businesses. The funds also give us greater flexibility in considering strategic opportunities.

With the ever-changing nature of TARP and misperceptions of the CPP, some negative sentiment by the general public for banks receiving CPP funds has occurred. The CPP funds are not a hand-out. In most cases, including ours, the Treasury is making an investment in healthy financial institutions. In exchange, the Treasury, and ultimately the taxpayer, will receive a dividend, plus participate in price appreciation of the companies' stock.

Negative sentiment also continues with the perception that banks aren't lending. This is not true. The collapse this past year of the secondary markets for mortgages and other consumer credit products has removed an important pipeline of credit. Thus, the many stories about the lack of credit are due to the weakness of non-bank lenders and the weakness in the securitization markets. According to the FDIC, bank credit has actually increased over the course of this recession. Most banks are making as many loans as they responsibly can, given the recessionary environment and capital constraints.

As noted above, Great Southern is making loans and our commitment in extending credit in our communities has not faltered. Like all banks, our capacity to lend is affected by many factors, including customer demand, credit quality, funding availability, regulatory demands, and general economic conditions. Moving forward, we will continue to adhere to our sound lending principles in a way that balances our commitment to our customers with our responsibility to manage risk appropriately and deliver value for investors. We know that sound lending is vital to our country's economic recovery and our future success.

Despite the many challenges in 2008, we continued to expand our franchise. The Company opened its 39th retail banking center in Branson, Mo. The Bank formed a new alliance with Penney, Murray and Associates - a private wealth advisory practice of Ameriprise Financial Services. Included in this, Great Southern transferred its broker dealer relationship to Ameriprise Financial Services. This new alliance brings a more comprehensive range of investment products and a higher level of service to Great Southern clients.

2009

We fully expect that 2009 will be another very difficult year for the industry and our country, perhaps even more difficult than 2008. Our hard work in 2008 to reposition the Company and the balance sheet will help us better manage through the current recession and position us for future opportunities. We will maintain capital and liquidity levels that are appropriate to the market environment. Our top business development goal in 2009 is to generate core deposits and to acquire and expand customer relationships. A number of deposit acquisition initiatives will be introduced throughout the year. We anticipate modest loan growth with further decreases in the construction and land development loan segment. We also expect non-performing assets, charge-offs and loan provisions to remain elevated compared to our historic averages, but at manageable levels. We'll continue to aggressively address credit quality, including regular and thorough evaluation of the loan portfolio.

The Company expects to expand its retail banking center network in the St. Louis and Kansas City metropolitan regions in 2009. This is part of the Company's overall long-term plan to open two to three banking centers per year as market conditions warrant. The Company's first retail banking center in the St. Louis market is expected to open in May 2009. Located in Creve Coeur,

Mo., the full-service facility banking center will complement a loan production office and a Great Southern Travel office already in operation in this market. A second location in the Lee's Summit, Mo., market, a suburb of Kansas City, is under construction. The banking center should be completed in late 2009 and will enhance access and service to Lee's Summit-area customers.

At our Annual Meeting in 2008, we said that in this difficult economy we believed that significant opportunities would arise and we needed to be ready to act. A significant opportunity did arise for our Company. On March 20, 2009, we entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits (excluding brokered deposits) and certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kan, with 17 locations in Kansas, Missouri and Nebraska.

Great Southern assumed approximately $474 million of the deposits of TeamBank at a premium of 1%. Additionally, Great Southern purchased approximately $443 million in loans and $7 million of other real estate owned (ORE) at a discount of $100 million. The loans and ORE purchased are covered by a loss share agreement between the FDIC and Great Southern which affords Great Southern significant protection.

We were attracted to this acquisition because of the strong customer relationships TeamBank formed through the years. This acquisition further strengthens our Company with the addition of nearly 37,000 customer deposit accounts and expansion capabilities in two new states, Kansas and Nebraska.

Although we expect that 2009 will have challenges, we are optimistic because we will continue to focus on our customers needs and provide the banking services that our needed in our communities. Our optimism is grounded on the belief in our team of associates and their ability to get the job done for our customers. We thank each and every associate for their hard work and commitment to be poised and positioned to serve our customers and communities.

We would also like to thank our customers; you are the reason we exist. We understand that trust and confidence in our Company is paramount, and we are committed to preserving and strengthening this trust and confidence for years to come.

And finally, we thank our shareholders for your investment and continued long-term support. Our commitment to provide a superior long-term return on your investment and to keep your interests in mind as we go about our daily work is stronger than ever.

As always, we welcome your thoughts and suggestions.

Sincerely,

William V. Turner

Joseph W. Turner

SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2008	2007	2006	2005	2004
Summary Statement of Condition Information:	(Dollars in thousands)				
Assets	$2,659,923	$2,431,732	$2,240,308	$ 2,081,155	$1,851,214
Loans receivable, net	1,721,691	1,820,111	1,674,618	1,514,170	1,334,508
Allowance for loan losses	29,163	25,459	26,258	24,549	23,489
Available-for-sale securities	647,678	425,028	344,192	369,316	355,104
Foreclosed assets held for sale, net	32,659	20,399	4,768	595	2,035
Deposits	1,908,028	1,763,146	1,703,804	1,550,253	1,298,723
Total borrowings	500,030	461,517	325,900	355,052	401,625
Stockholders' equity (retained earnings substantially restricted)	234,087	189,871	175,578	152,802	140,837
Common stockholders' equity	178,507	189,871	175,578	152,802	140,837
Average loans receivable	1,842,002	1,774,253	1,653,162	1,458,438	1,263,281
Average total assets	2,522,004	2,340,443	2,179,192	1,987,166	1,704,703
Average deposits	1,901,096	1,784,060	1,646,370	1,442,964	1,223,895
Average stockholders' equity	183,625	185,725	165,794	150,029	130,600
Number of deposit accounts	95,784	95,908	91,470	85,853	76,769
Number of full service offices	39	38	37	35	31

The tables on pages 5, 6 and 7 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2008, 2007, 2006, 2005 and 2004, are derived from our consolidated financial statements, which have been audited by BKD, LLP. The amounts for 2004 are restated amounts. See Item 6, "Selected Consolidated Financial Data - Restatement of Previously Issued Consolidated Financial Statements," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period. All share and per share amounts have been adjusted for the two-for-one stock split in the form of a stock dividend declared in May 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Summary Statement of Operations Information:					
Interest income:					
Loans	$ 119,829	$ 142,719	$ 133,094	$ 98,129	$ 74,162
Investment securities and other	24,985	21,152	16,987	16,366	12,897
	144,814	163,871	150,081	114,495	87,059
Interest expense:					
Deposits	60,876	76,232	65,733	42,269	28,952
Federal Home Loan Bank advances	5,001	6,964	8,138	7,873	6,091
Short-term borrowings and repurchase agreements	5,892	7,356	5,648	4,969	1,580
Subordinated debentures issued to capital trust	1,462	1,914	1,335	986	610
	73,231	92,466	80,854	56,097	37,233
Net interest income	71,583	71,405	69,227	58,398	49,826
Provision for loan losses	52,200	5,475	5,450	4,025	4,800
Net interest income after provision for loan losses	19,383	65,930	63,777	54,373	45,026
Noninterest income:					
Commissions	8,724	9,933	9,166	8,726	7,793
Service charges and ATM fees	15,352	15,153	14,611	13,309	12,726
Net realized gains on sales of loans	1,415	1,037	944	983	992
Net realized gains (losses) on sales of available-for-sale securities	44	13	(1)	85	(373)
Realized impairment of available-for-sale securities	(7,386)	(1,140)	---	(734)	---
Net gain (loss) on sale of fixed assets	191	48	167	30	403
Late charges and fees on loans	819	962	1,567	1,430	872
Change in interest rate swap fair value net of change in hedged deposit fair value	6,981	1,632	1,498	---	---
Change in interest rate swap fair value	---	---	---	(6,600)	1,136
Interest rate swap net settlements	---	---	---	3,408	8,881
Other income	2,004	1,781	1,680	922	879
	28,144	29,419	29,632	21,559	33,309
Noninterest expense:					
Salaries and employee benefits	31,081	30,161	28,285	25,355	22,007
Net occupancy expense	8,281	7,927	7,645	7,589	7,247
Postage	2,240	2,230	2,178	1,954	1,784
Insurance	2,223	1,473	876	883	761
Advertising	1,073	1,446	1,201	1,025	794
Office supplies and printing	820	879	931	903	811
Telephone	1,396	1,363	1,387	1,068	903
Legal, audit and other professional fees	1,739	1,247	1,127	1,410	1,309
Expense on foreclosed assets	3,431	608	119	268	485
Write-off of trust preferred securities issuance costs	---	---	783	---	---
Other operating expenses	3,422	4,373	4,275	3,743	3,160
	55,706	51,707	48,807	44,198	39,261
Income (loss) before income taxes	(8,179)	43,642	44,602	31,734	39,074
Provision (credit) for income taxes	(3,751)	14,343	13,859	9,063	12,675
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743	$ 22,671	$ 26,399
Preferred stock dividends and discount accretion	$ 242	$ ---	$ ---	$ ---	$ ---
Net income (loss) available to common shareholders	$ (4,670)	$ 29,299	$ 30,743	$ 22,671	$ 26,399

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Per Common Share Data:					
Basic earnings per common share	$(0.35)	$ 2.16	$2.24	$1.65	$1.93
Diluted earnings per common share	(0.35)	2.15	2.22	1.63	1.89
Cash dividends declared	0.72	0.68	0.60	0.52	0.44
Book value per common share	13.34	14.17	12.84	11.13	10.28
Average shares outstanding	13,381	13,566	13,697	13,713	13,702
Year-end actual shares outstanding	13,381	13,400	13,677	13,723	13,699
Year-end fully diluted shares outstanding	13,381	13,654	13,825	13,922	13,995
Earnings Performance Ratios:					
Return on average assets(1)	(0.18)%	1.25%	1.41%	1.14%	1.55%
Return on average stockholders' equity(2)	(2.47)	15.78	18.54	15.11	20.21
Non-interest income to average total assets	1.12	1.25	1.36	1.08	1.95
Non-interest expense to average total assets	2.07	2.18	2.23	2.21	2.27
Average interest rate spread(3)	2.74	2.71	2.83	2.73	2.81
Year-end interest rate spread	3.02	3.00	2.95	3.05	2.63
Net interest margin(4)	3.01	3.24	3.39	3.13	3.10
Efficiency ratio(5)	55.86	51.28	49.37	55.28	47.23
Net overhead ratio(6)	1.09	0.95	0.88	1.14	0.35
Common dividend pay-out ratio	N/A	31.63	27.03	31.90	23.28
Asset Quality Ratios:					
Allowance for loan losses/year-end loans	1.66%	1.38%	1.54%	1.59%	1.73%
Non-performing assets/year-end loans and foreclosed assets	3.69	2.99	1.46	1.09	0.48
Allowance for loan losses/non-performing loans	87.84	71.77	129.71	151.44	524.43
Net charge-offs/average loans	2.63	0.35	0.23	0.20	0.17
Gross non-performing assets/year-end assets	2.48	2.30	1.12	0.81	0.35
Non-performing loans/year-end loans	1.90	1.92	1.19	1.05	0.33
Balance Sheet Ratios:					
Loans to deposits	90.23%	103.23%	98.29%	97.67%	102.76%
Average interest-earning assets as a percentage of average interest-bearing liabilities	108.98	112.71	114.26	113.05	112.56
Capital Ratios:					
Average common stockholders' equity to average assets	7.1%	7.9%	7.6%	7.6%	7.7%
Year-end tangible common stockholders' equity to assets	6.7	7.7	7.8	7.2	7.6
Great Southern Bancorp Inc.:					
Tier 1 risk-based capital ratio	13.8	10.6	10.7	10.2	10.8
Total risk-based capital ratio	15.1	11.9	11.9	11.4	12.0
Tier 1 leverage ratio	10.1	9.1	9.2	8.4	8.5
Great Southern Bank:					
Tier 1 risk-based capital ratio	10.7	10.4	10.2	10.1	10.7
Total risk-based capital ratio	11.9	11.7	11.5	11.3	11.9
Tier 1 leverage ratio	7.8	9.0	8.9	8.3	8.5
Ratio of Earnings to Fixed Charges:(7)					
Including deposit interest	0.89x	1.47x	1.55x	1.57x	2.05x
Excluding deposit interest	0.34x	3.69x	3.95x	3.29x	5.72x

(1) Net income divided by average total assets.
(2) Net income divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.
(7) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

COUNTER MOVES



Full count.
We took the lead in public service ads explaining increases in FDIC insurance and, among other timely issues, how investors can protect up to $50 million through CDARS® and "keep all their eggs in one basket" at Great Southern.

As we celebrated our 85th year, ongoing market uncertainties served to highlight the true value of strong customer relationships, and further underscored the importance of the role we've come to play in many of our communities as the leading local financial institution. Even as industry woes occupied much national media attention and analysis, people around here still wanted to know, "What's Great Southern say?"

With leadership, of course, comes much responsibility. But it's a position we've earned, one we've defined carefully for ourselves over the years on a foundation of ethics, loyalty and mutual trust, and one we welcome today, in these changing times, when leadership is needed most.

To many area residents, 2008 looked remarkably like 'business as usual' at Great Southern. While other banks appeared to fall silent in all the uncertainty, we opened a third banking center in Branson, announced a second for Lee's Summit and broke ground on our first to serve the St. Louis market. Likewise, as other banks pulled in their horns on seniors' clubs and other higher maintenance, lower margin service packages, Great Southern's Summit Club celebrated its 22nd year stronger than ever with nearly 17,000 active members. Some 2,000 members and their guests attended our Anniversary Party last fall, hosted in the Hammons Hall venue.

Do we know something the competition doesn't? Not especially. But we do know what works for us: Taking care of our customers takes us where we need to be, when we need to be there, with what we need to offer.

Our long trust in that basic business philosophy gives us a unique perspective. The same economic uncertainty that inspired other banks to purchase reassuring but alarming full-page "Open letter from management" ads defending their solvency drove a Great Southern public service campaign instead. Ads explained the availability of increased FDIC coverage, the tax advantages of family health savings accounts, the

Back to the basics.
Reminiscent of our early years in banking, newcomers in Republic receive a warm community "Welcome Wagon" introduction to the neighborhood, including a $100 start-up bonus on their new Great Southern checking account.



Perks for pros.
A drive to attract high quality checking accounts is getting underway with our *Teachers Plus* and *Nurses Perks* programs, packaging an array of exclusive benefits for targeted professional groups.



Show town.
The Grand Opening of our newest banking center in Branson featured "The Best Show in Checking" with popcorn, refreshments and the extra convenience of a local Great Southern Travel office inside.


Now Presenting
MORE GREAT SOUTHERN
APRIL
18-19

Opening move.
The completion of a new banking center in Creve Coeur, opening soon, marks the Company's retail debut in the St. Louis market. Our nearby loan production office there opened in 2005.


Coming soon a
NEW BRANCH FACILITY FOR
Great Southern Bank



Our best products come from anticipating customers' future needs. Our best service comes from keeping an eye on the customer directly in front of us.

Poised with pride.
Participation in the Kansas City Equity Fund carries forward a long Great Southern tradition of active involvement in local community quality-of-life issues. The Bank joins with other Kansas City area banks to help capitalize low income and historic housing projects that, in turn, earn federal and state community reinvestment tax credits for the Company.


Deposit Until Close
AND RECEIVE CREDIT TODAY
FDIC

Face to face.
Supporting targeted media and online messaging, "mini-billboards" at each of our banking centers help spread the word on-premise.

timely opportunity to lock in a low fixed mortgage rate through refinancing and the pros and cons of reverse mortgages.

Our focus on service is confident, and it shows. We're not looking back, we're looking forward. Our best products come from anticipating customers' future needs. Our best service comes from keeping an eye on the customer directly in front of us.

In changing times, to stay poised is to stay flexible, and as the demand for commercial and consumer lending services fell back, Team Great Southern repositioned its offense for a sustained drive on deposit acquisition. It's a strategy that plays to our strengths. Especially in our primary service area, we're the most convenient bank around in terms of banking hours, number of ATM locations, drive-thru lanes and product offerings - all key factors in the competition for primary deposit relationships.

The offense occurred on several fronts at once in a coordinated drive focusing on new deposit relationships, customer development and account retention. Online banking plays an increasingly important role in both our product/service mix and marketing strategy. Our enhanced GreatAccess Online site serves as a welcome and user-friendly front door to the convenience and ease of banking at Great Southern, and offers visitors the instant gratification of being able to securely open and fully fund a new account online at will. Internally, "do-it-yourself banking" also promises huge operational efficiencies, making a win-win proposition of our offer to provide free online bill pay services when customers elect to receive monthly statements online instead of by mail.

Of our 115,000 customers, more than 20,000 are now banking online with us, and as the number grows, so does our ability to employ online marketing as an effective channel of communication, targeting and even product testing. To gauge the potential of our new electronic newsletter, the introductory edition of *Great Southern e-News* featured a "Click & Win" incentive offering $50 account deposits to the first twenty responders. Nearly 800 customers replied in the first 30 minutes of the canvass, and within 24 hours, the number had grown to more than 3,500. Our follow-up edition featured an instant $10 deposit bonus on e-statement enrollments, and produced more than 200 account conversions to paperless notification in less than 48 hours.

While the medium can sometimes be the message, the message is most important, and ongoing product development and exposure is key to maintaining our competitive edge in


Identi SAFE

The best defense.
Our new IdentiSafe program offers customers state-of-the-art fraud security and ID theft protection technology.

Special teams.
An All-Star Open House celebrated our new alliance with Ameriprise Financial and Penney, Murray & Associates while introducing customers to America's largest financial planning company.




Questions, Answers & Actions

Questions and answers.
Penney, Murray & Associates hosted live webcasts at the Operations Center as top economic and investment professionals answered questions and discussed new strategies and opportunities in the changing year.


WIN
CAR?
MAYBE...
REGISTER HERE TO WIN!
DETAILS INSIDE
"WIN ME!"
Great Southern Bank
1391

Eye candy.
Our Drive for Checking campaign focuses drive-by attention on the physical convenience of our many banking center locations.



Always open.
The Great Access Online banking experience is just like you'd expect of "The Most Convenient Bank in Town" – full-featured and super user-friendly.

providing superior banking service and convenience. An advancement in internal communications technology dubbed "Branch Capture" now lets us offer distant business banking customers the convenience of extended same-day deposits until closing at their nearby neighborhood banking center. On another front, an exclusive new premium service brings Great Southern account holders unprecedented security in a comprehensive fraud protection plan for just $5 a month. "IdentiSafe" features real-time credit theft monitoring, defenses and alerts along with identity theft insurance and personal fraud assistance.

Under the bold headline "We want to be your bank," Great Southern's Drive for Checking campaign takes the message to the great outdoors and leverages the bank's physical convenience, enticing new checking customers with a chance at winning a new Pontiac Solstice convertible... on rotating display at our metro banking centers.

Great Southern has long enjoyed a reputation as the local "low-cost provider" of checking services, but as other banks have followed suit with their own free products and perks, the consumer distinction has shifted from low cost to high convenience. The distinction is important. Not only

Option play.
Reverse mortgage veteran Kevin Hanks helps homeowners explore the option of "turning their mortgage around" to provide a nice monthly income, easy line of credit or welcome lump sum in their golden years.



because it plays right back to our other competitive strengths in physical presence and customer support, it also serves a broader goal: to be the "single source provider" of multiple financial products and related services for our neighbors.

Highly targeted new products like "Teachers Plus" and "Nurses Perks" focus the drive on the quality of the new account relationships we acquire, and package an array of value-added banking benefits exclusively for checking prospects in desirable customer models. Benefits run the gamut - from free checks, safe deposit boxes and global ATM services to preferred rates on CDs and consumer loans and discounted mortgage closing costs.

At every position, we're poised to be better. We're not playing to keep up. We're playing to win.


Great Southern Travel

On the front line.
Great Southern Travel at the airport will enjoy heightened visibility at the entrance of "The Ozarks' New Front Door" as the Springfield-Branson National Airport moves into its new terminal facility May 2009.

MOST VALUABLE PLAYERS

Great Southern's mission is to build winning relationships with its customers, associates, shareholders and communities. We are committed to these relationships and strive to grow them by focusing on our core values: teamwork, mutual respect, doing what is right and uncompromising ethical standards.

Our focus on the Great Southern Team fosters a culture that provides a fair and challenging workplace for all associates, that respects and empowers the individual while encouraging professional growth. Leading by example, our goal is to have a positive impact on all aspects of our associates' lives to help them succeed.

We support them with training, feedback, technical tools and the resources they need to build their own fulfilling relationships helping customers discover the many products, services and values we offer.

Associates are encouraged to learn, grow and advance in their careers with our Company and have access to integrated in-house training, including a new virtual web class program that allows them to participate, interact and learn without having to travel to and from class. In addition to in-house training, we offer a competitive education reimbursement package for associates seeking to advance their expertise with specialized outside training.

Recognizing the win/win value of a healthy workforce, Great Southern recently introduced an enhanced Employee Wellness Program that provides an initial Health Risk Assessment - and then follows up with a personal wellness coach to help achieve individual wellness goals.

For a company our size, maintaining an atmosphere where associates can connect with one another could be a big job, but at Great Southern it seems to come quite naturally. Just for fun, at a Holiday Bazaar associates showcased their talents by renting booths and selling their items for profit. We discovered that we work among more



Join the team.
Human Resources' new "Cyber Recruiter" interface lets interested applicants research available positions and job descriptions at Great Southern ahead of time, online. If they see something that fits, they can apply online as well.



Soup line.
Lunch at the Ops Center break room is haute cuisine when associates serve their favorite homemade soup and chili recipes to benefit the American Cancer Society's Relay for Life.


ELEMENTARY

High cheers.
Great Southern Travel's annual balloon delivery on Valentine's is becoming a highly anticipated tradition for students at our Partner-in-Education school.

than just bankers. From photographers to gourmet chefs, we share a lot of hidden talents. Associates donated the profits from booth rental and silent auctions to the Ronald McDonald House.

Great Southern associates are known in their communities for the time, money and talent they contribute to a variety of organizations - as members of boards, planning committees or as volunteers reading to children, spending their lunch hours mentoring students or manning charitable events after hours. They make Great Southern what it is and their actions truly make a difference. Our associates fulfill our mission every day and their genuine involvement with our customers, our communities, our shareholders and with one another is what separates us from the competition.



House calls.
There's no waiting to see the doctor when Cox's Health Risk Assessment team sets up at the Operations Center.

POSITIONED TO SERVE


A Conversation with
BILL TURNER
Chairman, Great Southern Bank
Recipient of the 2008
Excellence in Business Award
Ozarks Technical
Community College
Friday, April 11, 2008
1:30 p.m. - 3 p.m.
Information Commons West 100
Ozarks Technical
Community College
SIFE
Business Journal
OnMedia
Mediacom

In perspective.
Great Southern Chairman Bill Turner received Ozarks Technical Community College's prestigious Excellence in Business Award. Co-sponsored by the Springfield Area Chamber of Commerce and *Springfield Business Journal*, "A Conversation with Bill Turner" explored his distinctive leadership style and the transformation of Great Southern from a small local savings and loan association into a dominant regional financial institution and travel company.

As one of the largest financial institutions in the region, we understand the importance of our role as a vital partner in the growth and prosperity of our communities. We believe that our Company is only as strong as the communities we serve, which is why we have a legacy of positioning ourselves in the heart of our communities. As our mission states, we "build winning relationships" and remain deeply involved in community efforts to create a better place to live, work and play.

Lending is more important than ever in community development, and it's fundamental that we provide services and capital to help businesses and organizations grow. The Community Blood Center of the Ozarks moved into a new 64,000-square-foot headquarters last fall with Great Southern providing the permanent financing for the building, land and equipment. Great Southern was also the lead bank of seven other banks participating in an Industrial Revenue Bond issue to provide funding for the project. Since 1996, blood donations at the Community Blood Center of the Ozarks have grown 300 percent, underscoring the need for greatly expanded facilities.

Our long-time partnership with Missouri State University and its athletic program proved especially rewarding with the unveiling of the new JQH Arena in the fall of 2008. Our sponsorship of the video scoreboard and other amenities in the new arena puts us center stage at events, but more importantly it recognizes the university's role in the social fabric of our community. Not only does MSU provide an excellent platform of quality higher education for students, it is also a key driver of economic development.

Great Southern spearheaded a consortium of local banks to help close the deal on the long-awaited new Missouri State Highway Patrol Crime Laboratory that opened in downtown Springfield in December. The innovative partnership of federal, state, city and county governments alongside

Great Southern remains deeply involved in community efforts to create a better place to live, work and play.



For kids' sake.
Bowling teams from 17 local banks faced off in "The Bankers Challenge" at Century Lanes in Nixa benefitting Big Brothers & Big Sisters. Great Southern took top honors, but we had a slight edge: nine of the 37 teams participating were ours.


Bowl for Kids Sake

Right in the center.
Dwarfing installers as they prepare to raise it to the rafters, the new JQH Arena video scoreboard stands 3 stories tall and sports 4-sided big screens to keep close-up tabs on the action below. One image is constant and right where you'd expect it to be: the Great Southern name in the center.

(Below) Permanent cupholders at every seat are just like the bank: personal and convenient.




Missouri State
Great Southern
BEARS


COMMUNITY BL   CENTER

True blood.
Great Southern was the key player in making the dream of a new facility for the Community Blood Center of the Ozarks come true.

private local banks to fund the $6.2 million project has garnered national attention as a lesson on how to get things done in the true spirit of cooperation.

Our Company's philanthropic efforts include corporate sponsorships and financial grants, but the embrace of our associates greatly magnifies the impact. The Company contributed more than $300,000 in grants and sponsorships during the year, helping dedicated non-profit organizations in our communities provide services to those who need it the most. Although 2008 was a hard year economically, our associates also donated more than $12,000 to local charities through our Caring & Sharing Casual Days program, where associates pay to "dress down" for a day. We are proud of our associates' passion and their commitment to those in need and how they continue to carry out our mission.

We have a passion for children's education and welcome the opportunity to help improve the lives of young people in our community. We know they are our future. Each year, Great Southern partners with children-focused charities as well as elementary and middle school districts to host special programs like "Students Go to Work," combining hands-on lessons in banking with a fun, interactive tour of our Operations Center.

Our involvement in The Ozarks Food Harvest, which collects and distributes food to 340 agencies in 29 counties

Our Company's philanthropic efforts include corporate sponsorships and financial grants, but the embrace of our associates greatly magnifies the impact.


MISSOURI STATE HIGHWAY PATROL
CRIME LABORATORY



Solving problems.
Southwest Missouri's own "CSI" crime lab focuses state-of-the-art technology on the growing caseload of state and local criminal investigations, including extensive on-premise DNA work and evidence examination.

throughout Southwest Missouri, is helping the organization expand into a new facility that will offer the warehouse space they need to continue to fight hunger in the Ozarks. On another front, our commitment in the American Red Cross capital campaign is assisting the development of a generator-powered Disaster Operations Center to be more prepared when disaster strikes the Ozarks. Great Southern's own Operations Center parking lot will be the physical location where Red Cross staff, volunteers and collaborating organizations come together to coordinate response recovery actions and resources. The Boys and Girls Clubs of Springfield give youth the opportunity to be involved in social, physical and education development activities that strengthen their self-esteem and help them become better citizens of the community. In support, Great Southern participates in a campaign to renovate and expand current buildings to reach the needs of all youth in the community.

Being a responsible corporate citizen and supporting our neighbors is as important as ever, and Great Southern remains positioned and poised to be the strong resource they can always count on. Our grounded position, even in tough times, underscores our character and our commitment to the communities we serve.



Recognizing greatness.
A founding member of the Missouri Sports Hall of Fame, our Company celebrated its 85th year in appreciation of the core values our founders held dear in the vision of what makes Great Southern great.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Great Southern Bancorp, Inc. and Great Southern Bank

Back row

Joseph W. Turner
President and
Chief Executive Officer

Larry D. Frazier
Board Member
Retired - Hollister, MO

William E. Barclay
Board Member
Retired - Springfield, MO

Thomas J. Carlson
Board Member
Partner, Carlson Gardner, Inc.

Front row

Julie T. Brown
Board Member
Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

William V. Turner
Chairman of the Board

Earl A. Steinert, Jr.
Board Member
Co-owner, EAS Investment Enterprises, Inc./CPA



Executive Officers of Great Southern Bank

Left to Right

Steve Mitchem
Senior Vice President and
Chief Lending Officer

Rex Copeland
Senior Vice President and Chief Financial Officer/Treasurer

Joe Turner
President and
Chief Executive Officer

Bill Turner
Chairman of the Board

Lin Thomason
Vice President and Director of Information Services

Doug Marrs
Vice President and Director of Operations/Secretary



GREAT SOUTHERN LEADERSHIP TEAM



Left to right

Steve Mitchem
Chief Lending Officer

Kelly Polonus
Director of Corporate Communications

Doug Marrs
Director of Operations/Secretary

Rex Copeland
Chief Financial Officer/Treasurer

Byron Robison
Insurance Agency Manager

Lin Thomason
Director of Information Services

Shannon Thomason
Director of Internal Audit and Compliance Officer

Joe Turner
President and Chief Executive Officer

Tammy Baurichter
Controller

Kris Conley
Managing Director of Travel

Teresa Chasteen-Calhoun
Director of Marketing

Matt Snyder
Director of Human Resources

Bryan Tiede
Director of Risk Management

Debbie Flowers
Director of Credit Risk Management

Barby Pohl
Director of Retail Banking

Great Southern Bancorp, Inc.

POISED AND POSITIONED



Great Southern Bancorp, Inc.

2008 ANNUAL REPORT FOR SHAREHOLDERS

POISED AND POSITIONED



ANNUAL MEETING

The 20th Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 13, 2009, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.



CORPORATE PROFILE

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $2.7 billion in total assets, with more than 740 dedicated associates serving in excess of 177,000 customers.

Headquartered in Springfield, Mo., the Company operates 39 banking centers in 16 counties in southern, central and western Missouri, and loan production offices in St. Louis, Mo., Overland Park, Kan., and Rogers, Ark. Beyond traditional banking services, customers can also look to Great Southern for help with investment, insurance and travel services.

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Stock Exchange.

CORPORATE MISSION

The Company's mission is to build winning relationships with our customers, associates, shareholders and communities. We carry out our mission through our core values of teamwork, mutual respect, doing what's right and uncompromising ethical standards.

We are deeply committed to our relationships with our four constituencies.

We build winning relationships with our customers and help them make their lives better and easier with our products and services.

We build winning relationships with our associates, who have chosen our company to share their skills and talents and who deserve the opportunity to reach their full potential.

We build winning relationships with our shareholders, who have entrusted us with their wealth and financial future, and with our communities, upon which our company's strength, prosperity and future rest.

STOCK INFORMATION

The Company's Common Stock is listed on The NASDAQ Global Select Market System under the symbol "GSBC".

As of December 31, 2008, there were 13,380,969 total shares outstanding and approximately 2,500 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2008 was $11.44.

HIGH/LOW STOCK PRICE	Year Ended December 31, 2008		Year Ended December 31, 2007	
	HIGH	LOW	HIGH	LOW
First Quarter	$21.81	$15.32	$30.40	$27.30
Second Quarter	15.95	7.73	30.09	25.96
Third Quarter	15.50	7.82	28.00	23.67
Fourth Quarter	13.15	7.03	26.45	21.10

DIVIDEND DECLARATIONS	Year Ended December 31, 2008	Year Ended December 31, 2007
First Quarter	$.180	$.160
Second Quarter	.180	.170
Third Quarter	.180	.170
Fourth Quarter	.180	.180

GENERAL INFORMATION

CORPORATE HEADQUARTERS

1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

MAILING ADDRESS

P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT

For details on the automatic reinvestment of dividends in common stock of the Company call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's web site at www.greatsouthernbank.com or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS

Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS

BKD, LLP
Hammons Tower
P.O. Box 1190
Springfield, MO 65801

LEGAL COUNSEL

Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Great Southern Bancorp, Inc.
2008 Financial Information

TO OUR SHAREHOLDERS



Joseph W. Turner
President and Chief Executive Officer

William V. Turner
Chairman of the Board

"Poised and Positioned," the theme of this year's Annual Report, describes Great Southern's philosophy of how we operate our Company. Are we where we need to be and ready to execute - today and in the future? At all times, we must be ready and able to deliver on our mission to build winning relationships with our customers, associates, shareholders and communities. We must also be prepared to take advantage of opportunities that will make our Company even stronger and more valuable. A great example of this is our FDIC-assisted acquisition of TeamBank discussed later in this letter. Our long-term success will be dependent on the strategic decisions we make and actions we take today. In the current recessionary environment, our strategy and execution couldn't be more critical.

2008

No doubt, 2008 was a challenging year for all financial institutions, including Great Southern. Bad economic and financial industry news continually unfolded. Bank failures around the country made the headlines, leading to a loss of public confidence and worry about the safety of deposits. In the fall, the industry hit a low point with the near failure of Fannie Mae and Freddie Mac, the bankruptcy of Lehman Brothers, and the near-collapse of several other Wall Street investment banks. To make matters worse, the media used the term "bank" when reporting on the Wall Street crisis causing confusion by the general public and a generalization that the entire banking industry was in crisis. This broad brush style of reporting intensified worry among customers and banks battled hard to restore confidence and reassure customers that their deposits were, and are, safe.

2008 proved to be one of the most, if not the most, difficult year in our Company's history. While we are more insulated in our market areas than some other parts of the country, our Company and some of our loan customers experienced the ramifications of the economic downturn, especially in the residential construction and land development sector. The Company's annual financial performance was disappointing, but the challenges of the year also underscored the underlying strength of our Company. In response to rapidly deteriorating market conditions, we changed course quickly by



Market Share*
Based on Deposits in Greene & Christian Counties
22.46%
20
16
12
8
4
0
Liberty Bank
Guaranty Bank
Bank of America NA
Bancorp South
Empire Bank
Commerce Bank
Great Southern Bank

* Data Source: FDIC website
Data as of: June 30, 2008.



Five Year Cumulative Total Return**
Great Southern Bancorp
NASDAQ Financial
NASDAQ Composite
$160
140
120
100
80
60
40
20
0
$56.93
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08

** The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2003 through December 31, 2008. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2003 and that all dividends were reinvested.



Net Income***
$(.35)
(per share of common stock)
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
-0.25
JUN '90†
JUN '95
DEC '00
DEC '05
DEC '08

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).

curtailing loan growth and further strengthening capital and liquidity levels. By the end of 2008, the Company's and Bank's risk-based capital ratios were higher than year-end 2007 levels, even without Capital Purchase Program funds discussed later in this letter.

For full details on our 2008 financial performance, please refer to the financial section of this Annual Report. A brief summary of our 2008 results is below. For the year ended December 31, 2008, our Company posted a disappointing loss of $4.7 million or $.35 per common share – the first annual loss since the Company went public 20 years ago. Two extraordinary items together equaling a loss of $1.96 per share played major roles in the loss. The Company recorded a provision expense and related charge-off of $35 million, equal to $1.70 per diluted share (after tax), related to a large lending relationship (see the Company's *Quarterly Report on Form 10-Q* for March 31, 2008). A $5.8 million write-down of the Company's investment in perpetual preferred stock of Fannie Mae and Freddie Mac occurred. This write-down equated to approximately $.26 per diluted share (after tax). In spite of these losses, the Company remained "well capitalized" under all regulatory measures at all times in 2008.

In 2008, total assets grew 9.4% to $2.7 billion. As of December 31, 2008, total stockholders' equity was $234.1 million (8.8% of total assets), and common stockholders' equity was $178.5 million (6.7% of total assets), equivalent to a book value of $13.34 per common share.

Loans outstanding declined by 5.4% for the year, with declines primarily in construction and land development loans. However, we extended more than $527.4 million in new credit to consumers and businesses. Consumer loan originations increased $3.6 million, or 5.6%, to $68.1 million for the full year 2008 as compared to 2007. Single-family residential loan originations increased $18.0 million, or 14.1%, to $146.3 million for the full year 2008 as compared to 2007. A detailed analysis of the loan portfolio mix can be found in the Loan Portfolio Presentation contained in a February 19, 2009, *Current Report on Form 8-K*.

Non-performing assets were elevated, but at manageable levels. At December 31, 2008, non-performing assets grew to $65.9 million, or 2.48% of total assets as compared to December 31, 2007. The increase was due primarily to deteriorating general market conditions, and more specifically, housing supply, absorption rates, and unique circumstances related to individual borrowers and projects. We discuss non-performing assets in detail in the "Management's Discussion and Analysis" section of our Annual Report.

As expected in recessionary times, the allowance for loan and lease losses - a reserve account to absorb loan charge-offs - increased $3.7 million during the year to $29.2 million as of December 31, 2008. The allowance as a percentage of total loans was 1.66% at December 31, 2008 as compared to 1.38% at year-end 2007. Quality review of our loan portfolio was enhanced with nearly every loan in excess of $1 million evaluated on a regular basis. Our objective is to identify potential problems early and then work diligently with customers to actively develop the best course of action in resolving such issues.

As previously mentioned, news of bank failures and the Wall Street crisis prompted customers to seek assurance that their deposits were safe. We demonstrated our "poised and positioned" philosophy in dealing with customer inquiries. Our associates receive ongoing FDIC-related training and did an excellent job reassuring customers and working with them to ensure their deposits were adequately covered under FDIC rules. We believe that our proactive training and


Total Assets
$2.66
in billions
2.50
2.00
1.50
1.00
0.50
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Total Deposits
$1.91
in billions
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Total Loans
$1.72
in billions
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08


Commercial Real Estate & Construction Loans
$787
in millions
800
700
600
500
400
300
200
100
0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '08

*** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

communications about Great Southern's safety and soundness gave us a competitive advantage in the marketplace.

In addition, our customers utilized the Certificate of Deposit Account Registry Service (CDARS®), which offers access up to $50 million in FDIC coverage while earning attractive returns on their deposits. While many of our competitors began adding this service during this critical time, Great Southern, having offered CDARS for more than four years, was already well-versed on the product and poised and ready to make this available to our customers.

In response to economic conditions, Great Southern elected to participate in two voluntary programs designed to help restore confidence and stabilize the market. Through the FDIC's Temporary Liquidity Guarantee Program (TLGP), Great Southern is purchasing additional FDIC insurance coverage for eligible customers through a component of the TLGP. Non-interest bearing transaction accounts are fully covered regardless of account balance through the end of 2009.

Also, in December 2008, the Holding Company became a participant in the U.S. Treasury's voluntary Capital Purchase Program (CPP), made available under the Troubled Asset Relief Program (TARP). The program is designed to promote economic stability and increase the flow of credit to consumers and businesses. The Company received a CPP capital investment of $58 million from the U.S. Treasury. In addition to issuing to the Treasury perpetual preferred stock with a 5% annual dividend for the first five years, GSBC also issued a warrant for the Treasury to purchase 909,091 shares of GSBC common stock at a price of $9.57 per share.

This capital investment by the Treasury significantly strengthened our already "well capitalized" capital position. The CPP funds provide capital support to expand our capacity to make sound loans to consumers and businesses. The funds also give us greater flexibility in considering strategic opportunities.

With the ever-changing nature of TARP and misperceptions of the CPP, some negative sentiment by the general public for banks receiving CPP funds has occurred. The CPP funds are not a hand-out. In most cases, including ours, the Treasury is making an investment in healthy financial institutions. In exchange, the Treasury, and ultimately the taxpayer, will receive a dividend, plus participate in price appreciation of the companies' stock.

Negative sentiment also continues with the perception that banks aren't lending. This is not true. The collapse this past year of the secondary markets for mortgages and other consumer credit products has removed an important pipeline of credit. Thus, the many stories about the lack of credit are due to the weakness of non-bank lenders and the weakness in the securitization markets. According to the FDIC, bank credit has actually increased over the course of this recession. Most banks are making as many loans as they responsibly can, given the recessionary environment and capital constraints.

As noted above, Great Southern is making loans and our commitment in extending credit in our communities has not faltered. Like all banks, our capacity to lend is affected by many factors, including customer demand, credit quality, funding availability, regulatory demands, and general economic conditions. Moving forward, we will continue to adhere to our sound lending principles in a way that balances our commitment to our customers with our responsibility to manage risk appropriately and deliver value for investors. We know that sound lending is vital to our country's economic recovery and our future success.

Despite the many challenges in 2008, we continued to expand our franchise. The Company opened its 39th retail banking center in Branson, Mo. The Bank formed a new alliance with Penney, Murray and Associates - a private wealth advisory practice of Ameriprise Financial Services. Included in this, Great Southern transferred its broker dealer relationship to Ameriprise Financial Services. This new alliance brings a more comprehensive range of investment products and a higher level of service to Great Southern clients.

2009

We fully expect that 2009 will be another very difficult year for the industry and our country, perhaps even more difficult than 2008. Our hard work in 2008 to reposition the Company and the balance sheet will help us better manage through the current recession and position us for future opportunities. We will maintain capital and liquidity levels that are appropriate to the market environment. Our top business development goal in 2009 is to generate core deposits and to acquire and expand customer relationships. A number of deposit acquisition initiatives will be introduced throughout the year. We anticipate modest loan growth with further decreases in the construction and land development loan segment. We also expect non-performing assets, charge-offs and loan provisions to remain elevated compared to our historic averages, but at manageable levels. We'll continue to aggressively address credit quality, including regular and thorough evaluation of the loan portfolio.

The Company expects to expand its retail banking center network in the St. Louis and Kansas City metropolitan regions in 2009. This is part of the Company's overall long-term plan to open two to three banking centers per year as market conditions warrant. The Company's first retail banking center in the St. Louis market is expected to open in May 2009. Located in Creve Coeur,

Mo., the full-service facility banking center will complement a loan production office and a Great Southern Travel office already in operation in this market. A second location in the Lee's Summit, Mo., market, a suburb of Kansas City, is under construction. The banking center should be completed in late 2009 and will enhance access and service to Lee's Summit-area customers.

At our Annual Meeting in 2008, we said that in this difficult economy we believed that significant opportunities would arise and we needed to be ready to act. A significant opportunity did arise for our Company. On March 20, 2009, we entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits (excluding brokered deposits) and certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kan, with 17 locations in Kansas, Missouri and Nebraska.

Great Southern assumed approximately $474 million of the deposits of TeamBank at a premium of 1%. Additionally, Great Southern purchased approximately $443 million in loans and $7 million of other real estate owned (ORE) at a discount of $100 million. The loans and ORE purchased are covered by a loss share agreement between the FDIC and Great Southern which affords Great Southern significant protection.

We were attracted to this acquisition because of the strong customer relationships TeamBank formed through the years. This acquisition further strengthens our Company with the addition of nearly 37,000 customer deposit accounts and expansion capabilities in two new states, Kansas and Nebraska.

Although we expect that 2009 will have challenges, we are optimistic because we will continue to focus on our customers needs and provide the banking services that our needed in our communities. Our optimism is grounded on the belief in our team of associates and their ability to get the job done for our customers. We thank each and every associate for their hard work and commitment to be poised and positioned to serve our customers and communities.

We would also like to thank our customers; you are the reason we exist. We understand that trust and confidence in our Company is paramount, and we are committed to preserving and strengthening this trust and confidence for years to come.

And finally, we thank our shareholders for your investment and continued long-term support. Our commitment to provide a superior long-term return on your investment and to keep your interests in mind as we go about our daily work is stronger than ever.

As always, we welcome your thoughts and suggestions.

Sincerely,

William V. Turner

Joseph W. Turner

SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2008	2007	2006	2005	2004
Summary Statement of Condition Information:	(Dollars in thousands)				
Assets	$2,659,923	$2,431,732	$2,240,308	$ 2,081,155	$1,851,214
Loans receivable, net	1,721,691	1,820,111	1,674,618	1,514,170	1,334,508
Allowance for loan losses	29,163	25,459	26,258	24,549	23,489
Available-for-sale securities	647,678	425,028	344,192	369,316	355,104
Foreclosed assets held for sale, net	32,659	20,399	4,768	595	2,035
Deposits	1,908,028	1,763,146	1,703,804	1,550,253	1,298,723
Total borrowings	500,030	461,517	325,900	355,052	401,625
Stockholders' equity (retained earnings substantially restricted)	234,087	189,871	175,578	152,802	140,837
Common stockholders' equity	178,507	189,871	175,578	152,802	140,837
Average loans receivable	1,842,002	1,774,253	1,653,162	1,458,438	1,263,281
Average total assets	2,522,004	2,340,443	2,179,192	1,987,166	1,704,703
Average deposits	1,901,096	1,784,060	1,646,370	1,442,964	1,223,895
Average stockholders' equity	183,625	185,725	165,794	150,029	130,600
Number of deposit accounts	95,784	95,908	91,470	85,853	76,769
Number of full service offices	39	38	37	35	31

The tables on pages 5, 6 and 7 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2008, 2007, 2006, 2005 and 2004, are derived from our consolidated financial statements, which have been audited by BKD, LLP. The amounts for 2004 are restated amounts. See Item 6, "Selected Consolidated Financial Data - Restatement of Previously Issued Consolidated Financial Statements," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period. All share and per share amounts have been adjusted for the two-for-one stock split in the form of a stock dividend declared in May 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Summary Statement of Operations Information:	(Dollars in thousands)				
Interest income:					
Loans	$ 119,829	$ 142,719	$ 133,094	$ 98,129	$ 74,162
Investment securities and other	24,985	21,152	16,987	16,366	12,897
	144,814	163,871	150,081	114,495	87,059
Interest expense:					
Deposits	60,876	76,232	65,733	42,269	28,952
Federal Home Loan Bank advances	5,001	6,964	8,138	7,873	6,091
Short-term borrowings and repurchase agreements	5,892	7,356	5,648	4,969	1,580
Subordinated debentures issued to capital trust	1,462	1,914	1,335	986	610
	73,231	92,466	80,854	56,097	37,233
Net interest income	71,583	71,405	69,227	58,398	49,826
Provision for loan losses	52,200	5,475	5,450	4,025	4,800
Net interest income after provision for loan losses	19,383	65,930	63,777	54,373	45,026
Noninterest income:					
Commissions	8,724	9,933	9,166	8,726	7,793
Service charges and ATM fees	15,352	15,153	14,611	13,309	12,726
Net realized gains on sales of loans	1,415	1,037	944	983	992
Net realized gains (losses) on sales of available-for-sale securities	44	13	(1)	85	(373)
Realized impairment of available-for-sale securities	(7,386)	(1,140)	—	(734)	—
Net gain (loss) on sale of fixed assets	191	48	167	30	403
Late charges and fees on loans	819	962	1,567	1,430	872
Change in interest rate swap fair value net of change in hedged deposit fair value	6,981	1,632	1,498	—	—
Change in interest rate swap fair value	—	—	—	(6,600)	1,136
Interest rate swap net settlements	—	—	—	3,408	8,881
Other income	2,004	1,781	1,680	922	879
	28,144	29,419	29,632	21,559	33,309
Noninterest expense:					
Salaries and employee benefits	31,081	30,161	28,285	25,355	22,007
Net occupancy expense	8,281	7,927	7,645	7,589	7,247
Postage	2,240	2,230	2,178	1,954	1,784
Insurance	2,223	1,473	876	883	761
Advertising	1,073	1,446	1,201	1,025	794
Office supplies and printing	820	879	931	903	811
Telephone	1,396	1,363	1,387	1,068	903
Legal, audit and other professional fees	1,739	1,247	1,127	1,410	1,309
Expense on foreclosed assets	3,431	608	119	268	485
Write-off of trust preferred securities issuance costs	—	—	783	—	—
Other operating expenses	3,422	4,373	4,275	3,743	3,160
	55,706	51,707	48,807	44,198	39,261
Income (loss) before income taxes	(8,179)	43,642	44,602	31,734	39,074
Provision (credit) for income taxes	(3,751)	14,343	13,859	9,063	12,675
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743	$ 22,671	$ 26,399
Preferred stock dividends and discount accretion	$ 242	$ —	$ —	$ —	$ —
Net income (loss) available to common shareholders	$ (4,670)	$ 29,299	$ 30,743	$ 22,671	$ 26,399

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Per Common Share Data:					
Basic earnings per common share	$(0.35)	$ 2.16	$2.24	$1.65	$1.93
Diluted earnings per common share	(0.35)	2.15	2.22	1.63	1.89
Cash dividends declared	0.72	0.68	0.60	0.52	0.44
Book value per common share	13.34	14.17	12.84	11.13	10.28
Average shares outstanding	13,381	13,566	13,697	13,713	13,702
Year-end actual shares outstanding	13,381	13,400	13,677	13,723	13,699
Year-end fully diluted shares outstanding	13,381	13,654	13,825	13,922	13,995
Earnings Performance Ratios:					
Return on average assets[1]	(0.18)%	1.25%	1.41%	1.14%	1.55%
Return on average stockholders' equity[2]	(2.47)	15.78	18.54	15.11	20.21
Non-interest income to average total assets	1.12	1.25	1.36	1.08	1.95
Non-interest expense to average total assets	2.07	2.18	2.23	2.21	2.27
Average interest rate spread[3]	2.74	2.71	2.83	2.73	2.81
Year-end interest rate spread	3.02	3.00	2.95	3.05	2.63
Net interest margin[4]	3.01	3.24	3.39	3.13	3.10
Efficiency ratio[5]	55.86	51.28	49.37	55.28	47.23
Net overhead ratio[6]	1.09	0.95	0.88	1.14	0.35
Common dividend pay-out ratio	N/A	31.63	27.03	31.90	23.28
Asset Quality Ratios:					
Allowance for loan losses/year-end loans	1.66%	1.38%	1.54%	1.59%	1.73%
Non-performing assets/year-end loans and foreclosed assets	3.69	2.99	1.46	1.09	0.48
Allowance for loan losses/non-performing loans	87.84	71.77	129.71	151.44	524.43
Net charge-offs/average loans	2.63	0.35	0.23	0.20	0.17
Gross non-performing assets/year-end assets	2.48	2.30	1.12	0.81	0.35
Non-performing loans/year-end loans	1.90	1.92	1.19	1.05	0.33
Balance Sheet Ratios:					
Loans to deposits	90.23%	103.23%	98.29%	97.67%	102.76%
Average interest-earning assets as a percentage of average interest-bearing liabilities	108.98	112.71	114.26	113.05	112.56
Capital Ratios:					
Average common stockholders' equity to average assets	7.1%	7.9%	7.6%	7.6%	7.7%
Year-end tangible common stockholders' equity to assets	6.7	7.7	7.8	7.2	7.6
Great Southern Bancorp Inc.:					
Tier 1 risk-based capital ratio	13.8	10.6	10.7	10.2	10.8
Total risk-based capital ratio	15.1	11.9	11.9	11.4	12.0
Tier 1 leverage ratio	10.1	9.1	9.2	8.4	8.5
Great Southern Bank:					
Tier 1 risk-based capital ratio	10.7	10.4	10.2	10.1	10.7
Total risk-based capital ratio	11.9	11.7	11.5	11.3	11.9
Tier 1 leverage ratio	7.8	9.0	8.9	8.3	8.5
Ratio of Earnings to Fixed Charges:[7]					
Including deposit interest	0.89x	1.47x	1.55x	1.57x	2.05x
Excluding deposit interest	0.34x	3.69x	3.95x	3.29x	5.72x

(1) Net income divided by average total assets.
(2) Net income divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.
(7) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

On January 23, 2006, the Company announced that it would restate certain of its historical financial statements for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, and years ended December 31, 2004, 2003, 2002, and 2001. The restatement of this financial information relates to the correction of prior accounting errors relating to certain interest rate swaps associated with brokered certificates of deposit (CDs).

The Company has entered into interest rate swap agreements to hedge the interest rate risk inherent in certain of its CDs. From the inception of the hedging program in 2000, the Company has applied a method of fair value hedge accounting under Statement of Financial Accounting Standards (SFAS) 133 to account for the CD swap transactions that allowed the Company to assume the effectiveness of such transactions (the so-called "short-cut" method). The Company concluded that the CD swap transactions did not qualify for this method in prior periods because the method to pay the related CD broker placement fee was determined, in retrospect, to have caused the swap to not have a fair value of zero at inception (which is required under SFAS 133 to qualify for the "short-cut" method). Although the impact of applying the alternative "long-haul" method of documentation using SFAS 133 and the results under the "short-cut" method are believed to result in no significant difference in the hedge effectiveness of the majority of these swaps, and management believes these interest rate swaps have been effective as economic hedges, hedge accounting under SFAS 133 is not allowed for the affected periods because the proper hedge documentation was not in place at the inception of the hedge.

The Company is charged a fee in connection with its acquisition of brokered CDs. For those CDs that were part of the Company's accounting restatement for interest rate swaps in 2005, this fee was not paid separately by the Company to the CD broker, but rather was built in as part of the overall rate on the interest rate swap. In connection with the restatement, the Company determined that this broker fee should be accounted for separately as a prepaid fee at the origination of the brokered CD and amortized into interest expense over the maturity period of the brokered CD. If the Company calls the brokered CD (at par) prior to maturity, the remaining unamortized broker fee is expensed at that time. The remaining unamortized prepaid broker fees related to these brokered CDs (that were subject to the restatement) at December 31, 2008 and 2007, were $393,000 and $3.5 million, respectively. After December 31, 2005, and for any brokered CDs that do not have a corresponding interest rate swap, the broker fee may be paid separately by the Company to the CD broker, in which case the fee would be amortized into interest expense over the maturity period of the brokered CD. In any instances where the fee was not paid separately by the Company to the CD broker, but rather was built in as part of the overall rate on the interest rate swap, the Company must include this in its assessment of the transaction's qualification for hedge accounting.

As a result, the financial statements for all affected periods through December 31, 2005, reflect a cumulative charge of approximately $3.4 million (net of income taxes) to account for the interest rate swaps referred to above as if hedge accounting was never applicable to them. In addition, the fiscal year 2005 financial statements include a charge of approximately $5.1 million (net of income taxes), to reflect the same treatment.

Fair value hedge accounting allows a company to record the change in fair value of the hedged item (in this case, brokered CDs) as an adjustment to income by offsetting the fair value adjustment on the related interest rate swap. Eliminating the application of fair value hedge accounting reverses the fair value adjustments that were made to the brokered CDs. Therefore, while the interest rate swap is recorded on the balance sheet at its fair value, the related hedged items, the brokered CDs, are required to be carried at par. Additionally, the net cash settlement payments received during each of the above periods for these interest rate swaps were reclassified from interest expense on brokered CDs to noninterest income.

The effects of the change in accounting for certain interest rate swaps on the consolidated balance sheet as of, and income statement for the periods indicated previously, are detailed in the Company's December 31, 2005 Annual Report on Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

When used in this Annual Report and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, the Company's ability to access cost-effective funding, fluctuations in real estate values and both residential and commercial real estate market conditions, demand for loans and deposits in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss once loans default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods. The Bank's latest annual regulatory examination was completed in October 2008.

Additional discussion of the allowance for loan losses is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, under the section titled "Item 1. Business - Allowances for Losses on Loans and Foreclosed Assets." Judgments and assumptions used by management in the past have resulted in an overall allowance for loan losses that has been sufficient to absorb estimated loan losses. Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may have to revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. For the periods included in these financial statements, management's overall methodology for evaluating the allowance for loan losses has not changed significantly.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements, resulting in losses that could adversely impact earnings in future periods.

Goodwill and Intangible Assets

Goodwill and intangibles assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there are discrete financial information that is regularly reviewed. As of December 31, 2008, the Company has two reporting units to which goodwill has been allocated – the Bank and the Travel division (which is a division of a subsidiary of the Bank). If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values to those assets to their carrying values. At December 31, 2008, goodwill consisted of $379,000 at the Bank reporting unit and $875,000 at the Travel reporting unit. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over periods ranging from three to seven years. At December 31, 2008, the amortizable intangible assets consisted of core deposit intangibles of $314,000 at the Bank reporting unit and $119,000 of non-compete agreements at the Travel reporting unit. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting units. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of its goodwill or other intangible assets are impaired as of December 31, 2008. While the Company believes no impairment existed at December 31, 2008, different conditions or assumptions used to measure fair value of reporting units, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, Great Southern Bank (the "Bank"), depends primarily on its net interest income. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2008, Great Southern's net loans decreased $96.4 million, or 5.3%, from $1.81 billion at December 31, 2007, to $1.72 billion at December 31, 2008. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face, we cannot be assured that our loan growth will match or exceed the level of increases achieved in prior years. Based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly, if at all, at this time. However, some loan categories have experienced increases. The main loan areas experiencing increases in 2008 were commercial real estate loans, one- to four-family and multifamily real estate loans and consumer loans, partially offset by lower balances in construction loans and commercial business loans. In the year ended December 31, 2008, outstanding residential and commercial construction loan balances decreased $142.1 million, to $543.9 million at December 31, 2008. In addition, the undisbursed portion of construction and land development loans decreased $180.7 million from $254.6 million at December 31, 2007, to $73.9 million at December 31, 2008. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments.

In addition, the level of non-performing loans and foreclosed assets may affect our net interest income and net income. While we have not had an overall high level of charge-offs on our non-performing loans prior to 2008, we do not accrue interest income on these loans and do not recognize interest income until the loan is repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income. We expect loan loss provision, non-performing assets and foreclosed assets to remain elevated. In addition, expenses related to the credit resolution process should also remain elevated.

In the year ended December 31, 2008, Great Southern's available-for-sale securities increased $222.7 million, or 52.4%, from $425 million at December 31, 2007, to $648 million at December 31, 2008. The Company's mix of securities changed in 2008 primarily in two categories. U.S. Government agency debt securities decreased $91.0 million primarily due to maturing short-term securities and longer term securities that were called at par by the issuing agency. The Company elected to replace these securities with U.S. Government agency mortgage-backed securities, which increased $302.1 million, to cover pledging requirements for public funds and customer repurchase agreements. Most of these agency mortgage-backed securities purchased in 2008 have interest rates that are fixed for a period of three to ten years and then adjust annually. Securities which provided the Company an acceptable yield were also purchased in 2008 to utilize the excess liquidity from loan repayments and the issuance of brokered deposits.

In addition, Great Southern had cash and cash equivalents of $168 million at December 31, 2008 compared to $81 million at December 31, 2007. Subsequent to December 31, 2008, additional customer deposits have been placed with Great Southern, resulting in cash and cash equivalents of $337 million at March 5, 2009. The Company could elect to utilize these funds by repaying some of its brokered deposits or purchasing additional investment securities, or it may maintain its cash equivalents.

The Company attracts deposit accounts through our retail branch network, correspondent banking and corporate services areas, and brokered deposits. The Company then utilizes these deposit funds, along with Federal Home Loan Bank (FHLBank) advances and other borrowings, to meet loan demand. In the year ended December 31, 2008, total deposit balances increased $144.9 million, or 8.2%. However, the mix of deposits continued to shift from checking deposits to certificates of deposit, primarily brokered CDs. Interest-bearing transaction accounts decreased $104.6 million while non-interest-bearing checking accounts decreased $27.5 million. Retail certificates of deposit decreased $34.6 million. There is a high level of competition for deposits in our markets. While it is our goal to gain checking account and certificate of deposit market share in our branch footprint, we cannot be assured of this in future periods. In 2007 and 2008, our non-interest-bearing checking account balances have decreased, primarily as a result of lower balances being kept in correspondent bank customers' accounts. These lower balances are due to the effects of the correspondent customers clearing checks through other avenues using electronic presentment, thus requiring lower compensating balances. Subsequent to December 31, 2008, correspondent balances have begun to increase again. A significant amount of the reduction in interest-bearing checking balances was the result of customers moving funds into customer reverse repurchase agreements.

Total brokered deposits were $974.5 million at December 31, 2008, up from $674.6 million at December 31, 2007. Included in these totals at December 31, 2008 and December 31, 2007, were Great Southern Bank customer deposits totaling $168.3 million and $88.8 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The Company decided to increase the amount of longer-term brokered certificates of deposit in 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the Federal Home Loan Bank (FHLBank) and the Federal Reserve Bank. In 2008, the Company issued approximately $359 million of new brokered certificates which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in recent months, the Company has begun to redeem some of these deposits in 2009 in order to lock in cheaper funding rates or reduce excess cash balances. In addition in 2008, the Company issued approximately $137 million of new brokered certificates, which are fixed rate certificates with maturity terms of generally two to four years, which the Company may not redeem prior to maturity. There are no interest rate swaps associated with these brokered certificates.

These funding changes contributed to decreases in our net interest income and net interest margin. These longer-term certificates carry an interest rate that is approximately 150 basis points higher than the interest rate that the Company would have paid if it instead utilized short-term advances from the FHLBank. The Company decided the higher rate was justified by the longer term and the ability to keep committed funding lines available. The net interest margin was also negatively impacted as the Company originated some of the new certificates in advance of the anticipated terminations of the existing certificates, thereby causing the Company to have excess funds for a period of time. These excess funds were invested in short-term cash equivalents at rates that at times caused the Company to earn a negative spread. Partially offsetting the increase in brokered CDs, several existing brokered certificates were redeemed by the Company in 2008 as the related interest rate swaps were terminated by the swap counterparties. These redeemed certificates had effective interest rates through the interest rate swaps of approximately 90-day LIBOR. Interest rate swap notional amounts have decreased from $419 million at December 31, 2007, to $12 million at December 31, 2008.

Our ability to fund growth in future periods may also be dependent on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create variable rate funding, if desired, which more closely matches the variable rate nature of much of our loan portfolio. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Our net interest income may be affected positively or negatively by market interest rate changes. A large portion of our loan portfolio is tied to the "prime" rate and adjusts immediately when this rate adjusts. We also have a portion of our liabilities that will reprice with changes to the federal funds rate or the three-month LIBOR rate. We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk").

Ongoing changes in the level and shape of the interest rate yield curve pose challenges for interest rate risk management. Beginning in the second half of 2004 and through September 30, 2006, the Board of Governors of the Federal Reserve System (the "FRB") increased short-term interest rates through steady increases to the Federal Funds rate. Other short-term rates, such as LIBOR and short-term U.S. Treasury rates, increased in conjunction with these increases by the FRB. By September 30, 2006, the FRB had raised the Federal Funds rates by 4.25% (from 1.00% in June 2004) and other short-term rates rose by corresponding amounts. However, there was not a parallel shift in the yield curve; intermediate and long-term interest rates did not increase at a corresponding pace. This caused the shape of the interest rate yield curve to become much flatter, which creates different issues for interest rate risk management. On September 18, 2007, the FRB decreased the Federal Funds rate by 50 basis points and many market interest rates began to fall in the following weeks. In the months following September 2007, the FRB has reduced the Federal Funds rate by an additional 450 basis points. The Federal Funds rate now stands at 0.25%. However, funding costs for most financial services companies have not declined in tandem with these reductions in the Federal Funds rate. Competition for deposits, the desire for longer term funding, elevated LIBOR interest rates and wide credit spreads have kept borrowing costs relatively high in the current environment.

Another factor that continues to negatively impact net interest income is the elevated level of LIBOR interest rates compared to Federal Funds rates as a result of credit and liquidity concerns in financial markets. These LIBOR interest rates were elevated approximately 50-75 basis points compared to historical averages versus the stated Federal Funds rate for much of 2008. In the latter portion of December 2008 and so far into 2009, LIBOR rates have decreased from their higher levels in comparison to the stated Federal Funds rate. While these LIBOR interest rates are still elevated compared to historical averages in relation to Federal Funds, they have decreased along with recent decreases in the Federal Funds rate. The Company has reduced the amount and percentage of interest rate swaps and other borrowings that are indexed to LIBOR. The Company does not find LIBOR-based interest rate swaps to be attractive at this time. Funding costs related to local market deposits and brokered certificates of deposit have also been elevated due to competition by issuers seeking to generate significant funding.

The FRB most recently cut interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its “Great Southern prime rate” of interest at 5.00% in light of the current highly competitive funding environment for deposits, including LIBOR rates that have been elevated. This does not affect a large number of customers as a majority of the loans indexed to “Great Southern prime” are already at interest rate floors which are provided for in individual loan documents. But for the interest rate floors, a rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans which generally adjust immediately as the Federal Funds rate adjusts. Because the Federal Funds rate is already very low, there may also be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs in the current environment. Usually any negative impact is expected to be offset over the following 60- to 120-day period, and subsequently is expected to have a positive impact, as the Company's interest rates on deposits, borrowings and interest rate swaps would normally also go down as a result of a reduction in interest rates by the FRB, assuming normal credit, liquidity and competitive loan and deposit pricing pressures. Any anticipated positive impact will likely be reduced by the change in the funding mix noted above, as well as retail deposit competition in the Company's market areas.

In addition, Great Southern's net interest margin has been negatively affected by certain characteristics of some of its loans, deposit mix, loan and deposit pricing by competitors, and timing of interest rate changes by the FRB as compared to interest rate changes in the financial markets. For the twelve months ended December 31, 2008, and 2007, interest income was reduced $1.2 million and $1.6 million, respectively, due to the reversal of accrued interest on loans which were added to non-performing status during the period. Partially offsetting this, the Company collected interest which was previously charged off in the amount of $227,000 and $183,000 in the twelve months ended December 31, 2008, and 2007, respectively, due to work-out efforts on non-performing assets. On a combined basis, this reduced net interest income and net interest margin. In addition, net interest income and net interest margin were negatively impacted by the effects of the accounting entries recorded for certain interest rate swaps (amortization of deposit broker origination fees). This amortization expense reduced net interest income by $3.1 million and $1.2 million in 2008 and 2007, respectively.

The negative impact of declining loan interest rates has been partially mitigated by the positive effects of the Company's loans which have interest rate floors. At December 31, 2008, the Company had a portfolio of prime-based loans totaling approximately $969 million with rates that change immediately with changes to the prime rate of interest. Of this total, $779 million also had interest rate floors. These floors were at varying rates, with $182 million of these loans having floor rates of 7.0% or greater and another $548 million of these loans having floor rates between 5.0% and 7.0%. At December 31, 2008, $739 million of these loans were at their floor rates. During 2003 and 2004, the Company's loan portfolio had loans with rate floors that were much lower. However, since market interest rates were also much lower at that time, these loan rate floors went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 139 and 55 basis points higher than the "prime rate of interest" at December 31, 2003 and 2004, respectively. As interest rates rose in the second half of 2004 and throughout 2005 and 2006, these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. At December 31, 2005, the loan yield for the portfolio was approximately 8 basis points higher than the "prime rate of interest," resulting in lower interest rate margins. At December 31, 2006, the loan portfolio yield was approximately 5 basis points lower than the "prime rate of interest." During the latter portion of 2007 and throughout 2008, as the "prime rate of interest" has gone down, the Company's loan portfolio again has had loans with rate floors that went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 33 basis points higher than the "prime rate of interest" at December 31, 2007. At December 31, 2008, the loan yield for the portfolio had increased to a level that was approximately 310 basis points higher than the national "prime rate of interest." While interest rate floors have had an overall positive effect on the Company's results, they do subject the Company to the risk that borrowers will elect to refinance their loans with other lenders.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, commissions earned by our travel, insurance and investment divisions, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. Non-interest income is also affected by the Company's interest rate hedging activities. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses.

Non-interest income for 2008 decreased primarily as a result of the impairment write-down in value of the Company's investments in available-for-sale Fannie Mae and Freddie Mac perpetual preferred stock and certain other available-for-sale equity investments and lower commission revenue from the Company's travel and investment divisions, partially offset by an increase in income related to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits. The impairment write-down totaled $7.4 million on a pre-tax basis (including $5.6 million related to Fannie Mae and Freddie Mac preferred stock, which was discussed in previous filings). These equity investments have experienced significant fair value declines over the past year. It is unclear if or when the values of these investment securities will improve, or whether such values will deteriorate further. Based on these developments, the Company recorded an other-than-temporary impairment. The Company continues to hold these securities in the available-for-sale category. The Company also recorded an impairment write-down of $1.1 million on a pre-tax basis in 2007.

The change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits resulted in an increase in non-interest income of $7.0 million in 2008, and an increase of $1.6 million in 2007. Income of this magnitude related to the change in the fair value of certain interest rate swaps and the related change in the fair value of hedged deposits should not be expected in future periods. This income is part of a 2005 accounting restatement in which approximately $3.4 million (net of taxes) was charged against retained earnings in 2005. This charge has been (and continues to be) recovered in subsequent periods as interest rate swaps matured or were terminated by the swap counterparty.

Total non-interest expense increased in 2008 compared to 2007 due to expenses related to problem loans and foreclosed assets, expenses related to FDIC insurance premiums and the continued growth of the Company. Due to the increase in the level of foreclosed assets, foreclosure-related expenses increased $3.3 million in 2008 compared to 2007. In 2007, the Federal Deposit Insurance Corporation (FDIC) began to once again assess insurance premiums on insured institutions. Under the new pricing system, institutions in all risk categories, even the best rated, are charged an FDIC premium. Great Southern received a deposit insurance credit as a result of premiums previously paid. The Company's credit offset assessed premiums for the first half of 2007, but premiums were owed by the Company in the latter half of 2007 and into 2008. The Company incurred additional deposit insurance expense of $827,000 in 2008 compared to 2007. The Company expects significantly increased expense in 2009 as a result of the FDIC increasing regular insurance premiums for all banks. In addition, the FDIC has proposed a special assessment to be levied against all banks in 2009 -- see Item 1. "Business, Government Supervision and Regulations, Insurance of Accounts and Regulation by the FDIC" in the Company's Annual Report on Form 10-K.

In addition to the expense increases noted above, the Company's increase in non-interest expense in the year ended December 31, 2008, compared to 2007, related to the continued growth of the Company. Late in the first quarter of 2007, Great Southern completed its acquisition of a travel agency in St. Louis. In addition, since June 2007, the Company opened banking centers in Springfield, Mo. and Branson, Mo.

The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Business Initiatives

The Company is expanding its retail banking center network in the St. Louis and Kansas City metropolitan regions. This is part of the Company's overall long-term plan to open two to three banking centers per year as market conditions warrant. The Company's first retail banking center in the St. Louis market is expected to open in April 2009. Located in Creve Coeur, Mo., the full-service banking center will complement a loan production office and a Great Southern Travel office already in operation in this market. Construction will be underway soon on a second banking center in the Lee's Summit, Mo., market, a suburb of Kansas City. The banking center should be completed in late 2009 and will enhance access and service to Lee's Summit-area customers. Great Southern opened its first Lee's Summit retail location in 2006.

Great Southern is participating in the FDIC's Temporary Liquidity Guarantee Program (TLGP), which consists of two basic components: (1) the Transaction Account Guarantee Program and (2) the Debt Guarantee Program. Through the Transaction Account Guarantee Program, Great Southern is purchasing additional FDIC insurance coverage for its customers. Great Southern customers with noninterest-bearing deposit accounts, Lawyer's Trust Accounts, and NOW accounts paying interest at a rate less than 0.50 percent will be fully insured by the FDIC regardless of the account balance, through December 31, 2009. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules, which was recently increased from $100,000 to $250,000 per depositor.

The Debt Guarantee Program, which guarantees newly issued senior unsecured debt of banks and thrifts, could be utilized by the Company in the future. At present, the Company has no senior unsecured debt outstanding.

Effect of Federal Laws and Regulations

Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141(revised) retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. SFAS No. 141 (revised) applies to business combinations occurring after January 1, 2009. Based on its current activities, the Company does not expect the adoption of this Statement will have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51*. SFAS No. 160 requires that a noncontrolling interest in a subsidiary be accounted for as equity in the consolidated statement of financial position and that net income include the amounts for both the parent and the noncontrolling interest, with a separate amount presented in the income statement for the noncontrolling interest share of net income. SFAS No. 160 also expands the disclosure requirements and provides guidance on how to account for changes in the ownership interest of a subsidiary. SFAS No. 160 is effective for the Company on January 1, 2009. Based on its current activities, the Company does not expect the adoption of this Statement will have a material effect on the Company's financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position No. 157-2. The staff position delays the effective date of SFAS No. 157, *Fair Value Measurements* (which was adopted by the Company on January 1, 2008) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues with regard to the application of SFAS No. 157. This staff position deferred the effective date of SFAS No. 157 to January 1, 2009, for items within the scope of the staff position and is not expected to have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, which requires enhanced disclosures about an entity's derivative and hedging activities intended to improve the transparency of financial reporting. Under SFAS No. 161, entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 effective January 1, 2009. The adoption of this standard is not anticipated to have a material effect on the Company's financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). The FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. SFAS No. 162 is effective sixty days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The adoption of this standard is not anticipated to have a material effect on the Company's financial position or results of operations.

In June 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Disclosure of Certain Loss Contingencies—an amendment of FASB Statements No. 5 and 141(R)*. The purpose of the proposed statement is intended to improve the quality of financial reporting by expanding disclosures required about certain loss contingencies. Investors and other users of financial information have expressed concerns that current disclosures required in SFAS No. 5, *Accounting for Contingencies*, do not provide sufficient information in a timely manner to assist users of financial statements in assessing the likelihood, timing, and amount of future cash flows associated with loss contingencies. If approved as written, this proposed Statement would expand disclosures about certain loss contingencies in the scope of SFAS No. 5 or SFAS No. 141 (revised 2007), *Business Combinations*, and would be effective for fiscal years ending after December 15, 2008, and interim and annual periods in subsequent fiscal years. The FASB continues to deliberate this proposed standard at this time.

In June 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Accounting for Hedging Activities—an amendment of FASB Statement No. 133*. The purpose of the proposed Statement is intended to simplify hedge accounting resulting in increased comparability of financial results for entities that apply hedge accounting. Specifically, the proposed statement would eliminate the multiple methods of hedge accounting currently being used for the same transaction. It also would require an entity to designate all risks as the hedged risk (with certain exceptions) in the hedged item or transaction, thus better reflecting the economics of such items and transactions in the financial statements. Additional objectives of the proposed Statement are to: simplify accounting for hedging activities; improve the financial reporting of hedging activities to make the accounting model and associated disclosures more useful and easier to understand for users of financial statements; resolve major practice issues related to hedge accounting that have arisen under Statement 133, *Accounting for Derivative Instruments and Hedging Activities*; and address differences resulting from recognition and measurement anomalies between the accounting for derivative instruments and the accounting for hedged items or transactions. If approved as written, the proposed Statement would require application of the amended hedging requirements for financial statements issued for fiscal years beginning after June 15, 2009, and interim periods within those fiscal years. The FASB continues to deliberate this proposed standard at this time.

In August 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Earnings per Share—an amendment of FASB Statement No. 128*. The FASB is issuing this proposed Statement as part of a joint project with the International Accounting Standards Board (IASB). The FASB and the IASB undertook that project to eliminate differences between FASB Statement No. 128, *Earnings per Share*, and IAS 33, *Earnings per Share*, in ways that also would clarify and simplify the earnings per share (EPS) computation. This proposed Statement proposes amendments to Statement 128 that would improve the comparability of EPS because the denominator used to compute EPS under Statement 128 would be the same as the denominator used to compute EPS under IAS 33, with limited exceptions. The FASB continues to deliberate this proposed standard at this time.

In October 2008, the FASB issued FASB Staff Position No. 157-3, *Determining the Fair Value of an Asset When the Market for That Asset Is Not Active*. FSP 157-3 clarifies how Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements" (SFAS 157) should be applied when valuing securities in markets that are not active and illustrates how an entity would determine fair value in this circumstance. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management's judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. The adoption of FSP 157-3, effective upon issuance, did not impact the Company's financial position or results of operations.

In October 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Subsequent Events*. The objective of this proposed Statement is to establish general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. In particular, this proposed Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity would evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity would recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity would make about events or transactions that occurred after the balance sheet date. The FASB continues to deliberate this proposed standard at this time.

In December 2008, the FASB issued FASB Staff Position No. 140-4 and FIN 46(R)-8, *Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*. This FSP amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require public entities to provide additional disclosures about transfers of financial assets and amends FIN 46(R), *Consolidation of Variable Interest Entities*, to require public entities to provide additional disclosures about their involvement in variable interest entities and certain special purpose entities. This FSP was effective for the first reporting period ending after December 15, 2008. The Company has not engaged in these types of transfers of financial assets; therefore, no additional disclosures were required.

In January 2009, the FASB issued proposed FASB Staff Position No. 107-b and APB 28-a, *Interim Disclosures about Fair Value of Financial Instruments*. This proposed FSP would amend FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This FSP also would amend APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in all interim financial statements. This FSP, if adopted as it is currently written, is effective for interim and annual reporting periods ending after March 15, 2009.

In February 2009, the FASB decided to reexpose proposed FASB Staff Position No. 157-c, *Measuring Liabilities under FASB Statement No. 157*. This proposed FSP would clarify the principles in FASB Statement No. 157, *Fair Value Measurements*, on the measurement of liabilities. This FSP, if adopted as it is currently written, will be applied on a prospective basis effective on the beginning of the period that includes the issuance date of the FSP.

In March 2008, the FASB issued proposed FSP FAS 132(R)-a, *Employers' Disclosures about Postretirement Benefit Plan Assets*. In December 2008, the FASB issued the final FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*. This FSP is the result of FASB's redeliberations of that proposed FSP. The provisions of this FSP only apply to single-employer defined benefit plans; the Company participates in a multi-employer defined benefit pension plan. Therefore, the requirements of this FSP will not affect the consolidated financial condition or results of operations of the Company, or the related disclosures about plan assets.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

During the year ended December 31, 2008, the Company increased total assets by $228.2 million to $2.66 billion. Net loans decreased by $96.4 million. The main loan areas experiencing decreases were commercial and residential construction and commercial business. This was partially offset by increases in single-family and multi-family residential mortgage loans and consumer loans. Given the current economy, the Company expects that loan growth overall may continue to be negative as the construction loan category will likely continue to decrease. The Company expects to continue to increase balances in single-family and multi-family residential mortgage loans and consumer loans. Available-for-sale investment securities increased by $222.7 million, primarily due to increased balances of U. S. Government and U. S. Government Agency mortgage-backed securities which were used for pledging to public fund deposit accounts and customer repurchase agreements, and to provide additional liquidity to the Company. While there is no specifically stated goal, the available-for-sale securities portfolio has in recent years been approximately 15% to 20% of total assets. The available-for-sale securities portfolio was 24.3% and 17.5% of total assets at December 31, 2008 and 2007, respectively. Cash and cash equivalents increased $87.4 million, again due to the Company's decision to maintain additional liquidity in 2008 and due to funds received from U.S. Treasury under the Capital Purchase Program (CPP). Foreclosed assets increased $12.3 million, primarily due to the foreclosure of several loan relationships throughout 2008. See "Non-performing Assets" for additional information on foreclosed assets.

Total liabilities increased $184.0 million from December 31, 2007 to $2.43 billion at December 31, 2008. Deposits increased $144.9 million, securities sold under reverse repurchase agreements with customers increased $71.5 million, structured repurchase agreements increased $50.0 million and short-term borrowings increased $10.4 million, while FHLBank advances decreased $93.4 million. The increases in securities sold under repurchase agreements with customers was the result of corporate customers' desires to place funds in excess of deposit insurance limits in secured accounts. The increase in short-term borrowings related to additional term borrowings from the FRB under the Term Auction Facility program. FHLBank advances decreased from $213.9 million at December 31, 2007, to $120.5 million at December 31, 2008. The level of FHLBank advances will fluctuate depending on growth in the Company's loan portfolio and other funding needs and sources of the Company. In September 2008, the Company entered into a structured repo borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34% if three-month LIBOR remains at 2.81% or less on quarterly interest reset dates; if LIBOR is above the 2.81% rate on quarterly interest reset dates, then the Company's borrowing rate decreases by 2.5 times the difference in LIBOR (up to 250 basis points). Deposits (excluding brokered and national certificates of deposit) decreased $166.7 million from December 31, 2007. Retail CDs and non-interest-bearing transaction accounts decreased $34.6 million and $27.5 million, respectively. Interest-bearing checking accounts (mainly money market accounts) decreased $104.6 million. Checking account balances totaled $525.2 million at December 31, 2008, down from $657.4 million at December 31, 2007. A significant amount of this reduction in checking balances was moved into customer reverse repurchase agreements as noted above. Total brokered deposits were $974.5 million at December 31, 2008, up from $674.6 million at December 31, 2007. Included in these totals at December 31, 2008 and December 31, 2007, were Great Southern Bank customer deposits totaling $168.3 million and $88.8 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The Company decided to increase the amount of longer-term brokered certificates of deposit in 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. In 2008, the Company issued approximately $359 million of new brokered certificates which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in recent months, the Company has begun to redeem some of these certificates in 2009 in order to lock in cheaper funding rates or reduce excess cash balances. In addition during 2008, the Company issued approximately $137 million of new brokered certificates, which are fixed rate certificates with maturity terms of generally two to four years, which the Company may not redeem prior to maturity. There are no interest rate swaps associated with these brokered certificates.

Total stockholders' equity increased $44.2 million from $189.9 million at December 31, 2007 to $234.1 million at December 31, 2008. The large increase was the result of the Company's participation in the Treasury's CPP, under which the Company issued $58.0 million of perpetual preferred stock and common stock warrants. The Company recorded a net loss for fiscal year 2008 of $4.4 million and accumulated other comprehensive loss decreased $400,000. Total stockholders' equity was also reduced by common dividends declared of $9.6 million and preferred dividends of $210,000. In 2008, the Company repurchased 21,200 shares of its common stock at an average price of $19.19 per share and reissued 1,972 shares of Company stock at an average price of $13.23 per share to cover stock option exercises. At December 31, 2008, common stockholders' equity was $178.5 million (6.7% of total assets), equivalent to a book value of $13.34 per common share.

Our participation in the CPP currently precludes us from purchasing shares of the Company's stock until the earlier of December 5, 2011 or our repayment of the CPP funds. Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

Results of Operations and Comparison for the Years Ended December 31, 2008 and 2007

General

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007, net income decreased $33.7 million, or 115.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease was primarily due to an increase in provision for loan losses of $46.7 million, or 853.4%, an increase in non-interest expense of $4.0 million, or 7.7%, and a decrease in non-interest income of $1.3 million, or 4.3%, partially offset by a decrease in provision for income taxes of $18.1 million, or 126.2%, and an increase in net interest income of $178,000, or 0.2%.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007, net income decreased $35.9 million, or 124.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease was primarily due to an increase in provision for loan losses of $46.7 million, or 853.4%, an increase in non-interest expense of $4.0 million, or 7.7%, and a decrease in non-interest income of $6.6 million, or 23.6%, partially offset by a decrease in provision for income taxes of $19.3 million, or 136.0%, and an increase in net interest income of $2.1 million, or 2.9%. See " Restatement of Previously Issued Consolidated Financial Statements."

The information presented in the table below and elsewhere in this report excluding hedge accounting entries recorded (for the 2008, 2007 and 2006 periods) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables below and elsewhere in this report excluding hedge accounting entries recorded (for the 2008, 2007 and 2006 periods) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company believes that this non-GAAP financial information is useful in its internal management financial analyses and may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be significant in any given reporting period.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31,			
	2008		2007	
	Dollars	Earnings Per Diluted Share	Dollars	Earnings Per Diluted Share
Reported Earnings (per common share)	**$ (4,670)**	**$ (0.35)**	**$ 29,299**	**$ 2.15**
Amortization of deposit broker origination fees (net of taxes)	2,022		762	
Net change in fair value of interest rate swaps and related deposits (net of taxes)	(4,534)		(1,102)	
Earnings excluding impact of hedge accounting entries	$ (7,182)		$ 28,959	

Total Interest Income

Total interest income decreased $19.1 million, or 11.6%, during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decrease was due to a $22.9 million, or 16.0%, decrease in interest income on loans, partially offset by a $3.8 million, or 18.1%, increase in interest income on investments and other interest-earning assets. Interest income for loans, investment securities and other interest-earning assets increased due to higher average balances. Interest income for investment securities and other interest-earning assets decreased slightly due to lower average rates of interest while loans experienced a significant decrease in average rates of interest due to the significant rate cuts by the FRB in 2008.

Interest Income - Loans

During the year ended December 31, 2008 compared to the year ended December 31, 2007, interest income on loans decreased primarily due to significantly lower average interest rates. Interest income on loans decreased $28.2 million as the result of lower average interest rates. The average yield on loans decreased from 8.04% during the year ended December 31, 2007, to 6.51% during the year ended December 31, 2008. Average loan rates were much lower in 2008 compared to 2007, as a result of market rates of interest, primarily the "prime rate" of interest. During the last quarter of 2007, market interest rates decreased, with the "prime rate" of interest decreasing 1.00% by the end of December 2007. Then in 2008, the "prime rate" decreased another 4.00% to a rate of 3.25% at December 31, 2008. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Prior to 2005, many of these loan rate floors were in effect and established a loan rate which was higher than the contractual rate would have otherwise been. During 2005 and 2006, as market interest rates rose, many of these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. In 2008, the declining interest rates once again put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. In the year ended December 31, 2007, the average yield on loans was 8.04% versus an average prime rate for the period of 8.05%, or a difference of a negative 1 basis point. In the year ended December 31, 2008, the average yield on loans was 6.51% versus an average prime rate for the period of 5.10%, or a difference of 141 basis points.

Interest income increased $5.3 million as the result of higher average loan balances from $1.77 billion during the year ended December 31, 2007 to $1.84 billion during the year ended December 31, 2008. The higher average balance resulted principally from the Bank's increased commercial real estate lending, single-family and multi-family residential lending and consumer lending. The Bank's commercial and residential construction and commercial business average loan balances experienced small decreases compared to 2007.

For the years ended December 31, 2008, and 2007, interest income was reduced $1.2 million and $1.6 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $183,000 in the years ended December 31, 2008 and 2007, respectively, due to work-out efforts on non-performing loans. See "Net Interest Income" for additional information on the impact of this interest activity.

Interest Income - Investments and Other Interest-earning Deposits

Interest income on investments and other interest-earning assets increased as a result of higher average balances during the year ended December 31, 2008, when compared to the year ended December 31, 2007. Interest income increased $4.8 million as a result of an increase in average balances from $431 million during the year ended December 31, 2007, to $534 million during the year ended December 31, 2008. This increase was primarily in available-for-sale mortgage-backed securities, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements and public fund deposits. The balance of available-for-sale mortgage-backed securities has increased from $183.1 million at December 31, 2007 to $485.2 million at December 31, 2008. Interest income decreased by $1.0 million as a result of a decrease in average interest rates from 4.91% during the year ended December 31, 2007, to 4.68% during the year ended December 31, 2008. In previous years, as principal balances on mortgage-backed securities were paid down through prepayments and normal amortization, the Company replaced a large portion of these securities with variable-rate mortgage-backed securities (primarily one-year and hybrid ARMs). As these securities reached interest rate reset dates in 2007, their rates typically increased along with market interest rate increases. As market interest rates (primarily treasury rates and LIBOR rates) generally declined in 2008 and into 2009, the interest rates on those securities that reprice in 2009 likely will decrease at their next interest rate reset date. The majority of the securities added in 2008 are backed by hybrid ARMs which will have fixed rates of interest for a period of time (generally three to ten years) and then will adjust annually. The actual amount of securities that will reprice and the actual interest rate changes on these securities is subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). In addition at December 31, 2007, the Company had several agency securities that were callable at the option of the issuer. Many of these securities were redeemed by the issuer in 2008, so the balance of U. S. Government agency securities has decreased from $125.8 million at December 31, 2007 to $34.8 million at December 31, 2008. This balance has declined further in 2009.

In addition to the increase in securities, the Company has also experienced an increase in interest-earning deposits and non-interest-earning cash equivalents, where additional liquidity was maintained in 2008 due to uncertainty in the financial system. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2008, the Company had cash and cash equivalents of $167.9 million compared to $80.5 million at December 31, 2007.

Total Interest Expense

Including the effects of the Company's accounting change in 2005 for certain interest rate swaps, total interest expense decreased $19.2 million, or 20.8%, during the year ended December 31, 2008, when compared with the year ended December 31, 2007, primarily due to a decrease in interest expense on deposits of $15.4 million, or 20.1%, a decrease in interest expense on FHLBank advances of $2.0 million, or 28.2%, a decrease in interest expense on short-term borrowings and structured repurchase agreements of $1.5 million, or 19.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $452,000, or 23.6%.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007 for certain interest rate swaps, economically, total interest expense decreased $21.2 million, or 23.2%, during the year ended December 31, 2008, when compared with the year ended December 31, 2007, primarily due to a decrease in interest expense on deposits of $17.3 million, or 23.0%, a decrease in interest expense on FHLBank advances of $2.0 million, or 28.2%, a decrease in interest expense on short-term borrowings and structured repurchase agreements of $1.5 million, or 19.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $452,000, or 23.6%. See Restatement of Previously Issued Consolidated Financial Statements for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Interest Expense - Deposits

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007, interest on demand deposits decreased $7.8 million due to a decrease in average rates from 3.34% during the year ended December 31, 2007, to 1.73% during the year ended December 31, 2008. Average interest rates decreased due to lower overall market rates of interest in 2008. Market rates of interest on checking and money market accounts began to decrease in late 2007 and throughout 2008 as the FRB reduced short-term interest rates. Interest on demand deposits increased $124,000 due to an increase in average balances from $481 million during the year ended December 31, 2007, to $484 million during the year ended December 31, 2008. The Company's interest-bearing checking balances have grown in the past several years through increased relationships with correspondent, corporate and retail customers. Average interest-bearing demand balances were $484 million, $481 million and $421 million in 2008, 2007 and 2006, respectively. Average non-interest bearing demand balances were $148 million, $171 million and $189 million in 2008, 2007 and 2006, respectively.

Interest expense on deposits decreased $14.4 million as a result of a decrease in average rates of interest on time deposits from 5.32% during the year ended December 31, 2007, to 4.14% during the year ended December 31, 2008, and increased $6.7 million due to an increase in average balances of time deposits from $1.13 billion during the year ended December 31, 2007, to $1.27 billion during the year ended December 31, 2008. Average interest rates decreased due to lower overall market rates of interest in 2008. Market rates of interest on certificates of deposit began to decrease in late 2007 and throughout 2008 as the FRB reduced short-term interest rates. As certificates of deposit matured in 2008, they were generally replaced with certificates bearing a lower rate of interest. In 2006 and 2007, the Company increased its balances of brokered certificates of deposit to fund a portion of its loan growth. In 2008, the Company increased its balances of brokered certificates of deposit to lengthen a portion of its funding liabilities and to increase liquidity on its balance sheet in addition to its off-balance sheet funding credit lines. Brokered certificates of deposit balances increased $299.9 million in 2008, from $674.6 million at December 31, 2007, to $974.5 million at December 31, 2008. A large portion of this increase relates to the program described below.

Included in the brokered deposits total at December 31, 2008, is $337.1 which is part of the Certificate of Deposit Account Registry Service (CDARS). This total includes $168.3 in CDARS customer deposit accounts and $168.8 in CDARS purchased funds. Included in the brokered deposits total at December 31, 2007, was $164.7 which was part of the CDARS. This total includes $88.8 in CDARS customer deposit accounts and $75.9 in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network Members do the same thing with their customers' funds.

CDARS purchased funds transactions represent an easy, cost-effective source of funding without collateralization or credit limits for the Company. Purchased funds transactions help the Company obtain large blocks of funding while providing control over pricing and diversity of wholesale funding options. Purchased funds transactions are obtained through a bid process that occurs weekly, with varying maturity terms.

The effects of the Company's hedge accounting entries recorded in 2008 and 2007 did not impact interest on demand deposits.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007, economically, interest expense on deposits decreased $16.2 million as a result of a decrease in average rates of interest on time deposits from 5.21% during the year ended December 31, 2007, to 3.89% during the year ended December 31, 2008, and increased $6.6 million due to an increase in average balances of time deposits from $1.13 billion during the year ended December 31, 2007, to $1.27 billion during the year ended December 31, 2008. The average interest rates decreased due to lower overall market rates of interest throughout 2008. See Restatement of Previously Issued Consolidated Financial Statements for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

Interest expense on FHLBank advances decreased $609,000 due to a decrease in average balances on FHLBank advances from $145 million in the year ended December 31, 2007, to $133 million in the year ended December 31, 2008. The reason for this decrease was the Company elected to utilize other forms of alternative funding during 2008. In addition, FHLBank advances experienced a decrease in average interest rates from 4.81% during the year ended December 31, 2007, to 3.75% during the year ended December 31, 2008, resulting in decreased interest expense of $1.4 million.

Interest expense on short-term borrowings and structured repurchase agreements decreased $4.4 million due to a decrease in average interest rates from 4.30% in the year ended December 31, 2007, to 2.25% in the year ended December 31, 2008. Partially offsetting this decrease, average balances increased from $171 million during the year ended December 31, 2007, to $262 million during the year ended December 31, 2008, resulting in increased interest expense of $2.9 million. The increase in balances of short-term borrowings was primarily due to increases in securities sold under repurchase agreements with Great Southern's corporate customers, utilization of the Federal Reserve's Term Auction Facility and a structured repurchase agreement borrowing entered into in 2008. The FRB began to lower short-term interest rates in the latter portion of 2007 and continued to maintain very low rates throughout 2008.

Interest expense on subordinated debentures issued to capital trust decreased $622,000 due to a decrease in average interest rates from 6.78% in the year ended December 31, 2007, to 4.73% in the year ended December 31, 2008. Partially offsetting this decrease, interest expense on subordinated debentures issued to capital trust increased $170,000 due to increases in average balances from $28.2 million in the year ended December 31, 2007, to $30.9 million in the year ended December 31, 2008. The average rate of interest on these subordinated debentures decreased in 2008 as these liabilities pay a variable rate of interest that is indexed to LIBOR. In November 2006, the Company redeemed its trust preferred debentures which were issued in 2001 and replaced them with new trust preferred debentures. These new debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.60%, adjusting quarterly. In July 2007, the Company issued additional trust preferred debentures. These new debentures are also not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.40%, adjusting quarterly.

Net Interest Income

Including the impact of the accounting entries recorded for certain interest rate swaps, net interest income for the year ended December 31, 2008 increased $178,000 to $71.6 million compared to $71.4 million for the year ended December 31, 2007. Net interest margin was 3.01% in the year ended December 31, 2008, compared to 3.24% in 2007, a decrease of 23 basis points.

Most of the decrease in net interest margin resulted from the decision by the Company to increase the amount of longer-term brokered certificates of deposit during 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. In 2008, the Company issued approximately $359 million of new brokered certificates which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in recent months, the Company has begun to redeem some of these certificates in 2009 in order to lock in cheaper funding rates. In addition during 2008, the Company issued approximately $137 million of new brokered certificates, which are fixed rate certificates with maturity terms of generally two to four years, which the Company may not redeem prior to maturity. There are no interest rate swaps associated with these brokered certificates. These longer-term certificates carry an interest rate that is approximately 150 basis points higher than the interest rate that the Company would have paid if it instead utilized short-term advances from the FHLBank. The Company decided the higher rate was justified by the longer term and the ability to keep committed funding lines available throughout 2008. The net interest margin was also negatively impacted as the Company originated some of the new certificates in advance of the anticipated terminations of these existing certificates, thereby causing the Company to have excess funds for a period of time. These excess funds were invested in short-term cash equivalents at rates that at times caused the Company to earn a negative spread. The average balance of interest-bearing cash equivalents in the three and twelve months ended December 31, 2008, was $76 million and $42 million, respectively. This compares to the average balance of interest-bearing cash equivalents in the three and twelve months ended December 31, 2007, of $3 million and $9 million, respectively. Partially offsetting the increase in brokered CDs, several existing brokered certificates were redeemed by the Company in 2008 as the related interest rate swaps were terminated by the swap counterparties. Interest rate swap notional amounts have decreased from $419 million at December 31, 2007, to $11 million at December 31, 2008. The Company expects to redeem or replace more brokered deposits in 2009 as the excess liquidity is determined by management to no longer be warranted. Interest rates on brokered deposits of similar maturities to those that are callable by the Company have decreased as much as 150 basis points from the rates currently paid on these deposits by the Company. The Company currently has approximately $257 million of such brokered deposits which may be redeemed at the Company's discretion in the first half of 2009.

Another factor that in 2008 negatively impacted net interest income was the elevated level of LIBOR interest rates compared to Federal Funds rates as a result of credit and liquidity concerns in financial markets. These LIBOR interest rates were elevated approximately 50-75 basis points compared to historical averages versus the stated Federal Funds rate for a significant portion of 2008. This elevated spread has continued into 2009 as the FRB has kept the Federal Funds rate at .25%. While these LIBOR interest rates are still elevated compared to historical averages in relation to Federal Funds, they have decreased along with recent decreases in the Federal Funds rate. The Company has reduced the amount and percentage of interest rate swaps and other borrowings that are indexed to LIBOR. Funding costs related to local market deposits and brokered certificates of deposit have also been elevated due to competition by issuers seeking to generate significant funding.

For the years ended December 31, 2008 and 2007, interest income was reduced $1.2 million and $1.6 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $183,000 in the years ended December 31, 2008 and 2007, respectively.

The Company's overall interest rate spread increased 3 basis points, or 1.1%, from 2.71% during the year ended December 31, 2007, to 2.74% during the year ended December 31, 2008. The increase was due to a 136 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by a 133 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 23 basis points, or 7.1%, from 3.24% for the year ended December 31, 2007, to 3.01% for the year ended December 31, 2008. In comparing the two years, the yield on loans decreased 153 basis points while the yield on investment securities and other interest-earning assets decreased 23 basis points. The rate paid on deposits decreased 126 basis points, the rate paid on FHLBank advances decreased 106 basis points, the rate paid on short-term borrowings decreased 205 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 205 basis points. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Excluding the impact of the accounting entries recorded for certain interest rate swaps, economically, net interest income for the year ended December 31, 2008 increased $2.1 million to $74.7 million compared to $72.6 million for the year ended December 31, 2007. Net interest margin excluding the effects of the accounting change was 3.14% in the year ended December 31, 2008, compared to 3.29% in the year ended December 31, 2007. The Company's overall interest rate spread increased 11 basis points, or 4.0%, from 2.77% during the year ended December 31, 2007, to 2.88% during the year ended December 31, 2008. The increase was due to a 144 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by a 133 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 15 basis points, or 4.6%, from 3.29% for the year ended December 31, 2007, to 3.14% for the year ended December 31, 2008. In comparing the two years, the yield on loans decreased 153 basis points while the yield on investment securities and other interest-earning assets decreased 23 basis points. The rate paid on deposits decreased 136 basis points, the rate paid on FHLBank advances decreased 106 basis points, the rate paid on short-term borrowings decreased 205 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 205 basis points.

The prime rate of interest averaged 5.10% during the year ended December 31, 2008 compared to an average of 8.05% during the year ended December 31, 2007. In the last three months of 2007 and throughout 2008, the FRB decreased short-term interest rates. At December 31, 2008, the national "prime rate" stood at 3.25% and the Company's average interest rate on its loan portfolio was 6.35%. Over half of the Bank's loans were tied to prime at December 31, 2008; however, most of these loans had interest rate floors or were indexed to "Great Southern Bank prime," which has not been reduced below 5.00%. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31			
	2008		2007	
	$	%	$	%
Reported Net Interest Income/Margin	**$ 71,583**	**3.01 %**	**$ 71,405**	**3.24 %**
Amortization of deposit broker origination fees	3,111	.13	1,172	.05
Net interest income/margin excluding impact of hedge accounting entries	$ 74,694	3.14%	$ 72,577	3.29%

For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this Annual Report on Form 10-K. This table is prepared including the impact of the accounting changes for interest rate swaps.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses was $52.2 million and $5.5 million during the years ended December 31, 2008 and December 31, 2007, respectively. The allowance for loan losses increased $3.7 million, or 14.5%, to $29.2 million at December 31, 2008 compared to $25.5 million at December 31, 2007. Net charge-offs were $48.5 million in 2008 versus $6.3 million in 2007. The increase in provision for loan losses and charge-offs for the year ended December 31, 2008, was due principally to the $35 million which was provided for and charged off in the quarter ended March 31, 2008, related to the Company's loans to the Arkansas-based bank holding company and related loans to individuals described in the Company's Quarterly Report on Form 10-Q for March 31, 2008. In addition, general market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to increased provisions and charge-offs. As properties were transferred into non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

In May 2008, the Company determined to record a provision expense and related charge-off of $35 million related to a $30 million stock loan to an Arkansas-based bank holding company (ABHC) and the under-collateralized portion of other associated loans totaling $5 million, which loans were previously discussed in the Company's Annual Report on Form 10-K filed on March 17, 2008, Current Report on Form 8-K filed on May 12, 2008, and Quarterly Report on Form 10-Q filed on May 19, 2008. The charge-off resulted from the appointment of the FDIC as Receiver for ABHC's subsidiary, ABank, by the OCC on May 9, 2008, and the closing of ABank by the FDIC that same day. As a result of these regulatory actions, the $30 million loan as well as $5 million, representing the undercollateralized portion of other related loans, were charged off by the Company, with the provision expense and associated charge-off recorded in the first quarter of 2008.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management has long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

The Bank's allowance for loan losses as a percentage of total loans was 1.66%, 1.63% and 1.38% at December 31, 2008, September 30, 2008, and December 31, 2007, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on recent internal and external reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non- performing assets will fluctuate. Non-performing assets at December 31, 2008, were $65.9 million, up $10.0 million from December 31, 2007. Non-performing assets as a percentage of total assets were 2.48% at December 31, 2008, compared to 2.30% at December 31, 2007. Compared to December 31, 2007, non- performing loans decreased $2.3 million to $33.2 million while foreclosed assets increased $12.3 million to $32.7 million. Commercial real estate, construction and business loans comprised $29.7 million, or 89%, of the total $33.2 million of non-performing loans at December 31, 2008.

Non-performing Loans. Compared to December 31, 2007, non-performing loans decreased $2.3 million to $33.2 million. Non-performing loan increases and decreases are described below.

Increases in non-performing loans in 2008, that remained in Non-Performing Loans at December 31, 2008, included:

- An $8.3 million loan relationship, which is secured primarily by multiple subdivisions in the St. Louis area. This relationship was charged down $2 million upon transfer to non-performing loans. The $8.3 million balance represents the Company's total exposure, but only 55% of the total borrowers' liability, with 45% participated to other banks. This relationship has been with Great Southern since 2005 and lot sales have slowed.

- A $1.6 million loan relationship, which is secured primarily by eleven houses for sale in Northwest Arkansas. Four of the houses are either under contract or have contracts pending, but none of these sales have been completed at this time.

- A $3.0 million loan relationship, which is secured primarily by a condominium development in Kansas City. Some sales occurred during 2007, with the outstanding balance decreasing $1.9 million in 2007. No sales occurred in 2008; however, some principal reduction payments were made. This relationship was charged down approximately $285,000 upon transfer to non-performing loans in the third quarter of 2008, to a balance of $2.5 million.

- A $1.9 million loan relationship, which is secured primarily by a residential subdivision development and developed lots in various subdivisions in Springfield, Mo. This relationship was charged down $413,000 to $1.4 million at December 31, 2008 upon receipt of updated appraisals to establish the current value of the collateral.

- A $2.3 million loan relationship, which is secured primarily by commercial land and acreage to be developed into commercial lots in Northwest Arkansas. This relationship was transferred to non-performing loans in the third quarter of 2008. It was charged down approximately $320,000 upon transfer to foreclosed assets in the first quarter of 2009, to a balance of $2.0 million.

At December 31, 2008, six loan relationships in excess of $1 million accounted for $23.8 million of the total non-performing loan balance of $33.2 million. In addition to the five relationships in excess of $1 million noted above, one other significant loan relationship was included in Non-performing Loans at December 31, 2007, and remained there at December 31, 2008. This relationship is described below:

- A $7.7 million loan relationship, which is secured by a condominium and retail historic rehabilitation development in St. Louis. The original relationship has been reduced through the receipt of Tax Increment Financing funds and a portion of the Federal and State historic tax credits ultimately expected to be received by the Company in 2008. Upon receipt of the remaining Federal and State tax credits, the Company expects to reduce the balance of this relationship to approximately $5.0 million, the value of which is substantiated by a recent appraisal. The Company expects to remove this relationship from loans and hold it as a real estate asset once the tax credit process is completed. To date, six of the ten residential units are leased. The retail space is not leased at this time.

Three other significant relationships were both added to the Non-performing Loans category and subsequently transferred to foreclosed assets during the year ended December 31, 2008:

- A $2.5 million loan relationship, which was secured primarily by an office and residential historic rehabilitation project in St. Louis, was assumed by a new borrower upon the sale of the collateral. This is now considered a performing loan.

- A portion of the primary collateral underlying a $1.2 million loan relationship, lots, houses and duplexes for resale in the Joplin, Mo., area, was sold during the fourth quarter of 2008. The remaining properties, totaling $325,000, were foreclosed during the fourth quarter of 2008.

- A $1.7 million loan relationship, which involves a retail/office rehabilitation project in the St. Louis metropolitan area, was added to Non-Performing Loans in the first quarter of 2008. This relationship was transferred to foreclosed assets during the second quarter of 2008. A charge-off of approximately $1.0 million was recorded upon the transfer of the relationship to foreclosed assets. This relationship remains in foreclosed assets at December 31, 2008.

Two other significant relationships were both added to the Non-performing Loans category and subsequently paid off during the year ended December 31, 2008. The first relationship was $2.7 million, and was secured primarily by a motel in the State of Florida. The primary collateral was sold by the borrower during the third quarter of 2008. The Company received a principal reduction on the debt and financed the new owner. The second relationship was $6.6 million, and was previously secured by a stock investment in a bank holding company, and then was replaced with anticipated tax refunds, interests in various business ventures and other collateral. A charge-off of approximately $5.1 million was recorded upon the transfer of the relationship to Non-Performing Loans in the first quarter of 2008. This relationship was reduced to $687,000, during the third quarter of 2008 through receipt of a portion of the anticipated tax refunds. In November 2008, the Company received a payment from the borrower which reduced the outstanding balance of this relationship on the Company's books to $-0-.

Five other significant relationships were included in the Non-performing Loans category at December 31, 2007, and were subsequently transferred to foreclosed assets during the year ended December 31, 2008. These relationships are described below:

- A $1.3 million loan relationship, which involves a restaurant building in Northwest Arkansas, was foreclosed upon during the second quarter of 2008. The Company sold this property prior to December 31, 2008.

- A $1.9 million loan relationship, which involves partially-developed subdivision lots in northwest Arkansas, was foreclosed upon in the second quarter of 2008. This relationship remains in foreclosed assets at December 31, 2008.

- A $1.0 million loan relationship, which involves subdivision lots and houses in central Missouri, was foreclosed upon during the first quarter of 2008. This relationship was charged down to $660,000 upon transfer to foreclosed assets. This relationship remains in foreclosed assets at December 31, 2008.

- A $5.7 million loan relationship, which involves two office and retail historic rehabilitation developments. At the time this relationship was transferred to the Non-performing Loans category the Company recorded a write-down of $240,000. Both of the projects are completed and the space in both cases is partially leased. The projects are located in southeast Missouri and southwest Missouri. The project in southwest Missouri was sold prior to December 31, 2008. The project in southeast Missouri remains in foreclosed assets at December 31, 2008, with a balance of $3.9 million. While this asset is included in the Company's Non-Performing Asset totals and ratios, the Company does not consider it to be a "Substandard Asset" as it produces a market return on the amount invested.

- A $1.3 million loan relationship, which involves several completed houses in the Branson, Mo., area, was foreclosed upon during the second quarter of 2008. At December 31, 2008, this relationship was recorded in foreclosed assets at $1.0 million after a $200,000 write-down in the second quarter of 2008 and the sale of a portion of the properties which reduced the relationship balance by $219,000.

Two other significant relationships were included in the Non-performing Loans category at December 31, 2007, and subsequently were paid off during the year ended December 31, 2008. The first relationship was $3.3 million, which was secured by a nursing home in the State of Missouri. This relationship was paid off in the first quarter of 2008 upon the sale of the facility. The Company had previously recorded a charge to the allowance for loan losses regarding this relationship and recovered approximately $500,000 to the allowance upon receipt of the loan payoff. The second relationship was $2.6 million. A portion of the primary collateral underlying this loan relationship, the borrowers' interest in a publicly regulated entity, was sold by the borrower during the third quarter of 2008. The borrower sold a two-thirds interest in the entity and the new owner assumed the debt to the Company.

Foreclosed Assets. Of the total $32.7 million of foreclosed assets at December 31, 2008, foreclosed real estate totaled $31.9 million and repossessed automobiles, boats and other personal property totaled $746,000. Foreclosed assets increased $12.3 million during the year ended December 31, 2008, from $20.4 million at December 31, 2007, to $32.7 million at December 31, 2008. During the year ended December 31, 2008, foreclosed assets increased primarily due to the addition of five significant relationships to the foreclosed assets category and the addition of several smaller relationships that involve houses that are completed and for sale or under construction, as well as developed subdivision lots, partially offset by the sale of similar houses and subdivision lots. These five significant relationships, along with four significant relationships from December 31, 2007 that remain in the foreclosed assets category, are described below.

At December 31, 2008, nine separate relationships totaled $20.4 million, or 63%, of the total foreclosed assets balance. These nine relationships include:

- A $3.3 million asset relationship, which involves a residential development in the St. Louis, Mo., metropolitan area. This St. Louis area relationship was foreclosed in the first quarter 2008. The Company recorded a loan charge-off of $1.0 million at the time of transfer to foreclosed assets based upon updated valuations of the assets. The Company is pursuing collection efforts against the guarantors on this credit.

- A $3.9 million asset relationship, which involves an office and retail historic rehabilitation development in southeast Missouri. While this asset is included in the Company's Non-Performing Asset totals and ratios, the Company does not consider it to be a "Substandard Asset" as it produces a market return on the amount invested.

- A $2.7 million asset relationship, which involves a mixed use development in the St. Louis, Mo., metropolitan area. This was originally a $15 million loan relationship that was reduced by guarantors paying down the balance by $10 million and the allocation of a portion of the collateral to a performing loan, the payment of which comes from Tax Increment Financing revenues of the development.

- A $2.3 million relationship, which involves residential developments in Northwest Arkansas. One of the developments has some completed houses and additional lots. The second development is comprised of completed duplexes and triplexes. A few sales of single-family houses have occurred and the remaining properties are being marketed for sale. This relationship has been reduced from $3.1 million through the sale of some of the houses.

- A $2.2 million loan relationship, which previously involved two residential developments (now one development) in the Kansas City, Mo., metropolitan area. This subdivision is primarily comprised of developed lots with some additional undeveloped ground. This relationship has been reduced from $4.3 million through the sale of one of the subdivisions and a charge down of the balance. The Company is marketing the property for sale.

- A $1.9 million loan relationship, which is involves partially-developed subdivision lots in northwest Arkansas, was foreclosed upon in the second quarter of 2008. The Company is marketing the property for sale.

- A $1.8 million relationship, which involves a residence and commercial building in the Lake of the Ozarks, Mo., area. The Company is marketing these properties for sale.

- A $1.4 million relationship, which involves residential developments, primarily residential lots in three different subdivisions and undeveloped ground, in the Branson, Mo., area. The Company has been in contact with various developers to determine interest in the projects and is marketing these properties for sale.

- A $1.0 million loan relationship, which involves several completed houses in the Branson, Mo., area. The Company is marketing these properties for sale.

Potential Problem Loans. Potential problem loans decreased $12.5 million during the year ended December 31, 2008 from $30.3 million at December 31, 2007 to $17.8 million at December 31, 2008. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

During the year ended December 31, 2008, potential problem loans decreased primarily due to the transfer of four unrelated significant relationships totaling $13.3 million from the Potential Problem Loans category to other non-performing asset categories as previously discussed above. Two of these relationships involve residential construction and development loans - one relationship in Springfield totaling $3.0 million and one relationship in the St. Louis area totaling $4.3 million. The two other relationships involve a motel in the State of Florida totaling $2.7 million and a condominium development in Kansas City totaling $3.2 million. In addition, one other relationship that is secured primarily by a subdivision and vacant land near Little Rock, Arkansas was removed from the Potential Problem Loan category due to an ownership change in the project, which added equity to the project as well as additional guarantor support, and a reduction of $562,000 from the sale of a portion of the collateral.

During the year ended December 31, 2008, potential problem loans increased primarily due to the addition of four unrelated relationships totaling $5.7 million to the Potential Problem Loans category. The first relationship consists of an office building and commercial land near Springfield, Missouri totaling $3.2 million. The borrower has experienced cash flow problems on other projects which have led to payment delinquencies on this project. The second relationship consists of vacant land (pad sites) to be developed for condominiums near Branson, Missouri totaling $0.9 million. Sales of the units have been slower than projections resulting in cash flow problems. The third relationship consists of subdivision lots in southwest Missouri totaling $0.9 million. The fourth relationship consists of subdivision lots and houses in southwest Missouri totaling $0.7 million.

At December 31, 2008, three other large unrelated relationships were included in the Potential Problem Loan category. All three of these relationships were included in the Potential Problem Loan category at December 31, 2007. The first relationship totaled $1.4 million at December 31, 2007, and was reduced to $1.1 million at December 31, 2008, through the sale of houses. The relationship is secured primarily by a retail center, developed and undeveloped residential subdivisions, and single-family houses being constructed for resale in the Springfield, Missouri, area. The second relationship consists of a retail center, improved commercial land and other collateral in the states of Georgia and Texas totaling $3.3 million. During 2008, the Company obtained additional collateral and guarantor support. The third relationship consists of a residential subdivision in Springfield, Missouri totaling $2.1 million. At December 31, 2008, these seven significant relationships described above accounted for $12.2 million of the potential problem loan total.

Non-interest Income

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007 for certain interest rate swaps, non-interest income for the year ended December 31, 2008 was $28.1 million compared with $29.4 million for the year ended December 31, 2007. The $1.3 million, or 4.3%, decrease in non-interest income was primarily the result of the impairment write-down in value of certain available-for-sale equity investments and lower commission revenue from the Company's travel and investment divisions, partially offset by an increase in income related to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits.

The impairment write-down totaled $7.4 million on a pre-tax basis (including $5.3 million related to Fannie Mae and Freddie Mac preferred stock, which was discussed in the September 30, 2008, Quarterly Report on Form 10-Q). These equity investments have experienced significant fair value declines over the past year. It is unclear if or when the values of these investment securities will improve, or whether such values will deteriorate further. Based on these developments, the Company recorded an other-than-temporary impairment. The Company continues to hold these securities in the available-for-sale category. The Company also recorded an impairment write-down of $1.1 million on a pre-tax basis in 2007.

For the year ended December 31, 2008, commission income from the Company's travel, insurance and investment divisions decreased $1.2 million, or 12.2%, compared to 2007. Part of this decrease ($775,000) was in the investment division as a result of the alliance formed with Ameriprise Financial Services through Penney, Murray and Associates. As a result of this change, Great Southern now records most of its investment services activity on a net basis in non-interest income. Thus, non-interest expense related to the investment services division is also reduced. The Company's travel division also experienced a decrease in commission income of $543,000 in 2008 compared to 2007. Customers are reducing their travel as a result of current economic conditions.

A significant increase in non-interest income was due to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits, which resulted in an increase of $7.0 million in the year ended December 31, 2008, and an increase of $1.6 million in the year ended December 31, 2007. Income of this magnitude related to the change in the fair value of certain interest rate swaps and the related change in the fair value of hedged deposits should not be expected in future years. This income is part of a 2005 accounting restatement in which approximately $3.4 million (net of taxes) was charged against retained earnings in 2005. This charge has been (and continues to be) recovered in subsequent periods as interest rate swaps matured or were terminated by the swap counterparty. In the first quarter of 2009, the interest rate swap counterparties have elected to exercise the call options on the remaining callable swaps and the Company has elected to redeem the related certificates of deposit. See " Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Excluding the securities losses and interest rate swap income discussed above, non-interest income for the year ended December 31, 2008, was $28.5 million compared with $28.9 million for the year ended December 31, 2007, or a decrease of $409,000. This decrease was primarily attributable to the lower commission revenue from the Company's travel and investment divisions, which was discussed above, partially offset by an increase of $378,000 in gains on sales of mortgage loans.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31, 2008		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **28,144**	$ 6,976	$ 21,168

	Year Ended December 31, 2007		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **29,419**	$ 1,695	$ 27,724

Non-Interest Expense

Total non-interest expense increased $4.0 million, or 7.7%, from $51.7 million in the year ended December 31, 2007, compared to $55.7 million in the year ended December 31, 2008. The increase was primarily due to: (i) an increase of $920,000, or 3.1%, in salaries and employee benefits; (ii) an increase of $750,000, or 50.9%, in insurance expense (primarily FDIC deposit insurance); (iii) an increase of $2.8 million, or 464.3%, in expense on foreclosed assets; (iv) an increase of $492,000, or 39.5%, in legal and professional fees (primarily legal fees related to the credit resolution process) and (v) smaller increases and decreases in other non-interest expense areas, such as occupancy and equipment expense, postage, advertising and telephone. The Company's efficiency ratio for the year ended December 31, 2008, was 55.86% compared to 51.28% in 2007. These efficiency ratios include the impact of the hedge accounting entries for certain interest rate swaps. Excluding the effects of these entries, the efficiency ratio for the full year 2008 was 58.11% compared to 51.55% in 2007. The Company's ratio of non-interest expense to average assets decreased from 2.18% for the year ended December 31, 2007, to 2.07% for the year ended December 31, 2008.

In 2007, the Federal Deposit Insurance Corporation (FDIC) began to once again assess insurance premiums on insured institutions. Under the new pricing system, institutions in all risk categories, even the best rated, are charged an FDIC premium. Great Southern received a deposit insurance credit as a result of premiums previously paid. The Company's credit offset assessed premiums for the first half of 2007, but premiums were owed by the Company beginning in the latter half of 2007 and throughout 2008. The Company incurred additional deposit insurance expense of $827,000 related to this in 2008 compared to 2007. The Company expects significant increased expense in 2009 as a result of the FDIC increasing insurance premiums for all banks and with additional expense based upon deposit growth.

Due to the increases in levels of foreclosed assets, foreclosure-related expenses in 2008 were higher than 2007 by approximately $2.8 million (net of income received on foreclosed assets). The Company expects that expenses on foreclosed assets and expenses related to the credit resolution process will remain elevated in 2009.

The Company's increase in non-interest expense in 2008 compared to 2007 also related to the continued growth of the Company. In March 2007, Great Southern completed its acquisition of a travel agency in St. Louis. In addition since June 2007, the Company opened banking centers in Springfield, Mo. and Branson, Mo. As a result, in the year ended December 31, 2008, compared to the year ended December 31, 2007, non-interest expenses increased $576,000 related to the ongoing operations of these entities.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,					
	2008			2007		
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	**$ 55,706**	**$ 99,727**	**55.86 %**	**$ 51,707**	**$ 100,824**	**51.28 %**
Amortization of deposit broker origination fees	---	3,111	(1.81)	---	1,172	(.61)
Net change in fair value of interest rate swaps and related deposits	---	(6,976)	4.06	---	(1,695)	.88
Efficiency ratio excluding impact of hedge accounting entries	$ 55,706	$ 95,862	58.11%	$ 51,707	$ 100,301	51.55%

*Net interest income plus non-interest income.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 32.9% for the year ended December 31, 2007. The Company's effective tax benefit rate was 45.9% for the year ended December 31, 2008. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans in both years, and in 2008, was also influenced by the amount of the tax-exempt interest income relative to the Company's pre-tax loss. For future periods, the Company expects the effective tax rate to be in the range of 32-35% of pre-tax net income.

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Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees which were deferred in accordance with accounting standards. Fees included in interest income were $2.5 million, $3.2 million and $2.8 million for 2008, 2007 and 2006, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	December 31, 2008	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
					(Dollars in thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	6.22%	$ 206,299	$ 13,290	6.44%	$ 180,797	$ 12,714	7.03%	$ 177,040	$ 12,031	6.80%
Other residential	6.54	109,348	7,214	6.60	81,568	6,914	8.48	86,251	7,078	8.21
Commercial real estate	6.46	479,347	32,250	6.73	456,377	37,614	8.24	464,710	37,958	8.17
Construction	5.98	649,037	41,448	6.39	673,576	55,993	8.31	586,343	49,792	8.49
Commercial business	5.91	162,512	10,013	6.16	171,902	14,160	8.24	111,742	9,587	8.58
Other loans	7.32	179,731	11,871	6.60	153,421	11,480	7.48	142,877	10,560	7.39
Industrial revenue bonds(1)	6.38	55,728	3,743	6.72	56,612	3,844	6.79	84,199	6,088	7.23
Total loans receivable	6.35	1,842,002	119,829	6.51	1,774,253	142,719	8.04	1,653,162	133,094	8.05
Investment securities and other interest- earning assets(1)	5.00	533,567	24,985	4.68	430,874	21,152	4.91	387,110	16,987	4.39
Total interest-earning assets	5.97	2,375,569	144,814	6.10	2,205,127	163,871	7.43	2,040,272	150,081	7.36
Noninterest-earning assets:										
Cash and cash equivalents		71,989			84,668			98,210		
Other non-earning assets		74,446			50,648			40,710		
Total assets		$2,522,004			$2,340,443			$2,179,192		
Interest-bearing liabilities:										
Interest-bearing demand and savings	1.18	$ 484,490	8,370	1.73	$ 480,756	16,043	3.34	$ 421,201	12,678	3.01
Time deposits	3.67	1,268,941	52,506	4.14	1,131,825	60,189	5.32	1,035,685	53,055	5.12
Total deposits	3.13	1,753,431	60,876	3.47	1,612,581	76,232	4.73	1,456,886	65,733	4.51
Short-term borrowings	1.78	262,004	5,892	2.25	170,946	7,356	4.30	129,523	5,648	4.36
Subordinated debentures issued to capital trust	4.87	30,929	1,462	4.73	28,223	1,914	6.78	18,739	1,335	7.12
FHLB advances	3.30	133,477	5,001	3.75	144,773	6,964	4.81	180,414	8,138	4.51
Total interest-bearing liabilities	2.95	2,179,841	73,231	3.36	1,956,523	92,466	4.72	1,785,562	80,854	4.53
Noninterest-bearing liabilities:										
Demand deposits		147,665			171,479			189,484		
Other liabilities		10,873			26,716			38,352		
Total liabilities		2,338,379			2,154,718			2,013,398		
Stockholders' equity		183,625			185,725			165,794		
Total liabilities and stockholders' equity		$2,522,004			$2,340,443			$2,179,192		
Net interest income:										
Interest rate spread	3.02%		$ 71,583	2.74%		$ 71,405	2.71%		$ 69,227	2.83%
Net interest margin*				3.01%			3.24%			3.39%
Average interest-earning assets to average interest-bearing liabilities		109.0%			112.7%			114.3%		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balances of investment securities, average tax-exempt investment securities were $62.4 million, $69.7 million and $63.1 million for 2008, 2007 and 2006, respectively. In addition, average tax-exempt industrial revenue bonds were $33.1 million, $30.6 million and $25.8 million in 2008, 2007 and 2006, respectively. Interest income on tax-exempt assets included in this table was $4.7 million $4.4 million and $4.0 million for 2008, 2007 and 2006, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $3.6 million, $3.2 million and $2.8 million for 2008, 2007 and 2006, respectively.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2008 vs. December 31, 2007			Year Ended December 31, 2007 vs. December 31, 2006		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (28,166)	$ 5,276	$ (22,890)	$ (116)	$ 9,741	$ 9,625
Investment securities and other interest-earning assets	(1,013)	4,846	3,833	2,133	2,032	4,165
Total interest-earning assets	(29,179)	10,122	(19,057)	2,017	11,773	13,790
Interest-bearing liabilities:						
Demand deposits	(7,797)	124	(7,673)	1,462	1,903	3,365
Time deposits	(14,403)	6,720	(7,683)	2,076	5,058	7,134
Total deposits	(22,200)	6,844	(15,356)	3,538	6,961	10,499
Short-term borrowings and structured repo	(4,396)	2,932	(1,464)	(75)	1,783	1,708
Subordinated debentures issued to capital trust	(622)	170	(452)	(67)	646	579
FHLBank advances	(1,354)	(609)	(1,963)	514	(1,688)	(1,174)
Total interest-bearing liabilities	(28,572)	9,337	(19,235)	3,910	7,702	11,612
Net interest income	$ (607)	$ 785	$ 178	$ (1,893)	$ 4,071	$ 2,178

Results of Operations and Comparison for the Years Ended December 31, 2007 and 2006

General

Including the effects of the Company's hedge accounting entries recorded in 2007 and 2006, net income decreased $1.4 million, or 4.7%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. This decrease was primarily due to an increase in non-interest expense of $2.9 million, or 5.8%, an increase in provision for income taxes of $484,000, or 3.5%, and a decrease in non-interest income of $213,000, or 0.7%, partially offset by an increase in net interest income of $2.2 million, or 3.1%. Excluding the effects of the Company's hedge accounting entries recorded in 2007 and 2006, net income decreased $1.7 million, or 5.7%, during the year ended December 31, 2007, compared to the year ended December 31, 2006. This decrease was primarily due to an increase in non-interest expense of $2.9 million, or 5.8%, an increase in provision for income taxes of $328,000, or 2.4%, and a decrease in non-interest income of $55,000, or 0.2%, partially offset by an increase in net interest income of $1.6 million, or 2.2%. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

The information presented in the table below and elsewhere in this report excluding hedge accounting entries recorded (for the 2007 and 2006 periods) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables below and elsewhere in this report excluding hedge accounting entries recorded (for the 2007 and 2006 periods) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company believes that this non-GAAP financial information is useful in its internal management financial analyses and may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be significant in any given reporting period.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31,			
	2007		2006	
	Dollars	Earnings Per Diluted Share	Dollars	Earnings Per Diluted Share
Reported Earnings	$ 29,299	$ 2.15	$ 30,743	$ 2.22
Amortization of deposit broker origination fees (net of taxes)	762		1,155	
Net change in fair value of interest rate swaps and related deposits (net of taxes)	(1,102)		(1,204)	
Earnings excluding impact of hedge accounting entries	$ 28,959		$ 30,694	

Total Interest Income

Total interest income increased $13.8 million, or 9.2%, during the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase was due to a $9.6 million, or 7.2%, increase in interest income on loans and a $4.2 million, or 24.5%, increase in interest income on investments and other interest-earning assets. Interest income for both loans and investment securities and other interest-earning assets increased due to higher average balances. Interest income for investment securities and other interest-earning assets also increased due to higher average rates of interest while loans experienced average rates of interest that were effectively unchanged.

Interest Income - Loans

During the year ended December 31, 2007 compared to December 31, 2006, interest income on loans increased primarily due to higher average balances. Interest income increased $9.7 million as the result of higher average loan balances from $1.65 billion during the year ended December 31, 2006 to $1.77 billion during the year ended December 31, 2007. The higher average balance resulted principally from the Bank's increased commercial and residential construction lending, commercial business lending and consumer lending. The Bank's commercial real estate and multi-family residential average loan balances experienced small decreases, while one- to four-family residential average loan balances increased slightly during 2007.

Interest income on loans decreased $116,000 as the result of a slight reduction in average interest rates. The average yield on loans decreased from 8.05% during the year ended December 31, 2006, to 8.04% during the year ended December 31, 2007. Average loan rates were generally similar in 2007 and 2006, as a result of market rates of interest, primarily the "prime rate" of interest. During the first half of 2006, market interest rates increased, with the "prime rate" of interest increasing 1.00% by the end of June 2006. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Prior to 2005, many of these loan rate floors were in effect and established a loan rate which was higher than the contractual rate would have otherwise been. During 2005 and 2006, as market interest rates rose, many of these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. In the year ended December 31, 2006, the average yield on loans was 8.05% versus an average prime rate for the period of 7.96%, or a difference of 9 basis points. In the year ended December 31, 2007, the average yield on loans was 8.04%

versus an average prime rate for the period of 8.05%, or a difference of a negative 1 basis point.

For the years ended December 31, 2007, and 2006, interest income was reduced $1.6 million and $695,000, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $189,000 in the years ended December 31, 2007 and 2006, respectively. See "Net Interest Income" for additional information on the impact of this interest activity.

Additionally, recent FRB interest rate cuts subsequent to December 31, 2007, have impacted interest income and net interest income. Generally, a rate cut by the FRB would have an anticipated immediate negative impact on interest income and net interest income due to the large total balance of loans which generally adjust immediately as Fed Funds adjust. This negative impact is expected to be offset over the following 60- to 120-day period, and subsequently is expected to have a positive impact, as the Company's interest rates on deposits, borrowings and interest rate swaps should also reduce as a result of changes in interest rates by the FRB, assuming normal credit, liquidity and competitive loan and deposit pricing pressures.

Interest Income - Investments and Other Interest-earning Deposits

Interest income on investments and other interest-earning assets increased as a result of higher average rates of interest during the year ended December 31, 2007, when compared to the year ended December 31, 2006. Interest income increased by $2.1 million as a result of an increase in average interest rates from 4.39% during the year ended December 31, 2006, to 4.91% during the year ended December 31, 2007. In 2006, as principal balances on mortgage-backed securities were paid down through prepayments and normal amortization, the Company replaced a portion of these securities with variable-rate mortgage-backed securities (primarily one-year and hybrid ARMs) which had a lower yield at the time of purchase relative to the fixed-rate securities remaining in the portfolio. As these securities reached interest rate reset dates in 2007, their rates increased along with market interest rate increases. Approximately $50-55 million will have interest rate resets at some time in 2008, with the currently projected weighted average coupon rate decreasing approximately .34% based on market interest rates at December 31, 2007. In addition, approximately $25-30 million will have initial interest rate resets at some time in 2009. The actual amount of securities that will reprice and the actual interest rate changes on these securities is subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). The Company has total variable-rate mortgage-backed securities of approximately $109 million at December 31, 2007. In addition, the Company also increased its portfolio of tax-exempt securities issued by states and municipalities over the past two years from $46 million at December 31, 2005 to $63 million at December 31, 2007. These securities generally have coupon yields that are comparable to treasury market interest rates; however, the tax-equivalent yield is higher. Interest income increased $2.0 million as a result of an increase in average balances from $387 million during the year ended December 31, 2006, to $431 million during the year ended December 31, 2007. This increase was primarily in available-for-sale agency securities, where securities were needed for liquidity and pledging to deposit accounts under customer repurchase agreements and public fund deposits. Many of these agency securities are callable at the option of the issuer, so it is likely that, as market interest rates have declined, agency security balances will be reduced in 2008.

Total Interest Expense

Including the effects of the Company's accounting change in 2005 for certain interest rate swaps, total interest expense increased $11.6 million, or 14.4%, during the year ended December 31, 2007, when compared with the year ended December 31, 2006, primarily due to an increase in interest expense on deposits of $10.5 million, or 16.0%, an increase in interest expense on short-term borrowings of $1.7 million, or 30.2%, and an increase in interest expense on subordinated debentures issued to capital trust of $579,000, or 43.4%, partially offset by a decrease in interest expense on FHLBank advances of $1.2 million, or 14.4%.

Excluding the effects of the Company's hedge accounting entries recorded in 2007 and 2006 for certain interest rate swaps, economically, total interest expense increased $12.2 million, or 15.4%, during the year ended December 31, 2007, when compared with the year ended December 31, 2006, primarily due to an increase in interest expense on deposits of $11.1 million, or 17.4%, an increase in interest expense on short-term borrowings of $1.7 million, or 30.2%, and an increase in interest expense on subordinated debentures issued to capital trust of $579,000, or 43.4%, partially offset by a decrease in interest expense on FHLBank advances of $1.2 million, or 14.4%. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Interest Expense - Deposits

Including the effects of the Company's hedge accounting entries recorded in 2007 and 2006, interest on demand deposits increased $1.5 million due to an increase in average rates from 3.01% during the year ended December 31, 2006, to 3.34% during the year ended December 31, 2007. Average interest rates increased due to higher overall market rates of interest in 2006 and the first nine months of 2007. Market rates of interest on checking and money market accounts began to increase prior to 2007 as the FRB raised short-term interest rates. Interest on demand deposits increased $1.9 million due to an increase in average balances. The Company's interest-bearing checking balances have grown in the past several years through increased relationships with correspondent, corporate and retail customers. Average interest-bearing demand balances were $481 million, $421 million and $382 million in 2007, 2006 and 2005, respectively. Average non-interest bearing demand balances were $171 million, $189 million and $170 million in 2007, 2006 and 2005, respectively.

Interest expense on deposits increased $2.1 million as a result of an increase in average rates of interest on time deposits from 5.12% during the year ended December 31, 2006, to 5.32% during the year ended December 31, 2007, and increased $5.1 million due to an increase in average balances of time deposits from $1.036 billion during the year ended December 31, 2006, to $1.132 billion during the year ended December 31, 2007. The average interest rates increased due to higher overall market rates of interest throughout 2006 and into 2007. As certificates of deposit matured in 2006 and the first half of 2007, they were generally replaced with certificates bearing a higher rate of interest. Market rates of interest on new certificates began to increase in the latter half of 2004 through the first half of 2007 as the FRB raised short-term interest rates. In 2006, the Company increased its balances of brokered certificates of deposit to fund a portion of its loan growth. Brokered certificates of deposit balances decreased $33.6 million in 2007, to $674.6 million. Retail certificates of deposit increased $25.2 million in 2007, to $421.9 million. In addition, the Company's interest rate swaps repriced higher in 2006 and 2007 in conjunction with the increases in market interest rates, specifically LIBOR. LIBOR interest rates increased compared to Federal Funds rates in the last half of 2007 as a result of credit and liquidity concerns in financial markets. These LIBOR interest rates were elevated approximately 30-70 basis points compared to historical averages versus the stated Federal Funds rate. The Company has interest rate swaps and other borrowings that are indexed to LIBOR, thereby causing increased funding costs. These higher LIBOR interest rates have declined significantly during January and February 2008.

The effects of the Company's hedge accounting entries recorded in 2007 and 2006 did not impact interest on demand deposits.

Excluding the effects of the Company's hedge accounting entries recorded in 2007 and 2006, economically, interest expense on deposits increased $2.8 million as a result of an increase in average rates of interest on time deposits from 4.95% during the year ended December 31, 2006, to 5.21% during the year ended December 31, 2007, and increased $4.9 million due to an increase in average balances of time deposits from $1.036 billion during the year ended December 31, 2006, to $1.132 billion during the year ended December 31, 2007. The average interest rates increased due to higher overall market rates of interest throughout 2006 and into 2007. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

Interest Expense - FHLBank Advances, Short-term Borrowings and Subordinated Debentures Issued to Capital Trust

Interest expense on FHLBank advances decreased $1.7 million due to a decrease in average balances on FHLBank advances from $180 million in the year ended December 31, 2006, to $145 million in the year ended December 31, 2007. The reason for this decrease was the Company elected to utilize other forms of alternative funding during 2007. Partially offsetting this decrease, FHLBank advances experienced an increase in average interest rates from 4.51% during the year ended December 31, 2006, to 4.81% during the year ended December 31, 2007, resulting in increased interest expense of $514,000.

Interest expense on short-term borrowings increased $1.8 million due to an increase in average balances on short-term borrowings from $130 million during the year ended December 31, 2006, to $171 million during the year ended December 31, 2007. Partially offsetting this increase, average interest rates decreased from 4.36% in the year ended December 31, 2006, to 4.30% in the year ended December 31, 2007, resulting in decreased interest expense of $75,000. The increase in balances of short-term borrowings was primarily due to increases in securities sold under repurchase agreements with Great Southern's corporate customers and increased short-term borrowings in the latter portion of 2007 to take advantage of declining Federal Funds rates. Market rates of interest on short-term borrowings increased beginning in the middle of 2004 through early 2007 as the FRB raised short-term interest rates. The FRB began to lower short-term interest rates in the latter portion of 2007 and has continued to lower these rates in the first two months of 2008.

Interest expense on subordinated debentures issued to capital trust increased $646,000 due to increases in average balances from $18.7 million in the year ended December 31, 2006, to $28.2 million in the year ended December 31, 2007. The average rate of interest on these subordinated debentures decreased slightly in 2007 as these liabilities pay a variable rate of interest that is indexed to LIBOR. In November 2006, the Company redeemed its trust preferred debentures which were issued in 2001 and replaced them with new trust preferred debentures. These new debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.60%, adjusting quarterly. In July 2007, the Company issued additional trust preferred debentures. These new debentures are also not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.40%, adjusting quarterly.

Net Interest Income

Including the impact of the accounting entries recorded for certain interest rate swaps, net interest income for the year ended December 31, 2007 increased $2.2 million to $71.4 million compared to $69.2 million for the year ended December 31, 2006. Net interest margin was 3.24% in the year ended December 31, 2007, compared to 3.39% in 2006, a decrease of 15 basis points. This margin decrease was caused by several factors. For the years ended December 31, 2007, and 2006, interest income was reduced $1.6 million and $695,000, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $189,000 in the years ended December 31, 2007 and 2006, respectively. Another factor that negatively impacted net interest income and net interest margin in 2007, was the increase in the spread between LIBOR interest rates compared to Federal Funds rates in the last half of 2007 as a result of credit and liquidity concerns in financial markets. These LIBOR interest rates were elevated approximately 30-70 basis points compared to historical averages versus the stated Federal Funds rate. The Company has interest rate swaps and other borrowings that are indexed to LIBOR, thereby causing increased funding costs. These relative higher LIBOR interest rates have declined to more normal levels in 2008. Additionally, recent FRB interest rate cuts have impacted net interest income. Generally, a rate cut by the FRB would have an anticipated immediate negative impact on net interest income due to the large total balance of loans which generally adjust immediately as Fed Funds adjust. This negative impact is expected to be offset over the following 60 to 120-day period, and subsequently is expected to have a positive impact, as the Company's interest rates on deposits, borrowings and interest rate swaps should also reduce as a result of changes in interest rates by the FRB, assuming normal credit, liquidity and competitive loan and deposit pricing pressures.

The Company's overall interest rate spread decreased 12 basis points, or 4.2%, from 2.83% during the year ended December 31, 2006, to 2.71% during the year ended December 31, 2007. The decrease was due to a 19 basis point increase in the weighted average rate paid on interest-bearing liabilities, partially offset by a 7 basis point increase in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 15 basis points, or 4.4%, from 3.39% for the year ended December 31, 2006, to 3.24% for the year ended December 31, 2007. In comparing the two years, the yield on loans decreased 1 basis point while the yield on investment securities and other interest-earning assets increased 52 basis points. The rate paid on deposits increased 22 basis points, the rate paid on FHLBank advances increased 30 basis points, the rate paid on short-term borrowings decreased 6 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 34 basis points. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005.

For the year ended December 31, 2007, compared to 2006, the average balance of investment securities increased by approximately $44 million due to the purchase of securities in early 2007 to pledge against increased public fund deposits and customer repurchase agreements. While the Company earned a positive spread on these securities, it was much smaller than the Company's overall net interest spread, having the effect of increasing net interest income but decreasing net interest margin.

Excluding the impact of the accounting entries recorded for certain interest rate swaps, economically, net interest income for the year ended December 31, 2007 increased $1.6 million to $72.6 million compared to $71.0 million for the year ended December 31, 2006. Net interest margin excluding the effects of the accounting change was 3.29% in the year ended December 31, 2007, compared to 3.48% in the year ended December 31, 2006. The Company's overall interest rate spread decreased 16 basis points, or 5.5%, from 2.93% during the year ended December 31, 2006, to 2.77% during the year ended December 31, 2007. The decrease was due to a 23 basis point increase in the weighted average rate paid on interest-bearing liabilities, partially offset by a 7 basis point increase in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 19 basis points, or 5.5%, from 3.48% for the year ended December 31, 2006, to 3.29% for the year ended December 31, 2007. In comparing the two years, the yield on loans decreased 1 basis point while the yield on investment securities and other interest-earning assets increased 52 basis points. The rate paid on deposits increased 26 basis points, the rate paid on FHLBank advances increased 30 basis points, the rate paid on short-term borrowings decreased 6 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 34 basis points.

The prime rate of interest averaged 8.05% during the year ended December 31, 2007 compared to an average of 7.96% during the year ended December 31, 2006. The prime rate began to increase in the second half of 2004 and throughout 2005 and 2006 as the FRB began to raise short-term interest rates, and stood at 8.25% at December 31, 2006. In the last three months of 2007, the FRB began to decrease short-term interest rates. At December 31, 2007, the prime rate stood at 7.25%. Over half of the Bank's loans were tied to prime at December 31, 2007. The Company continues to utilize interest rate swaps and FHLBank advances that reprice frequently to manage overall interest rate risk. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31			
	2007		2006	
	$	%	$	%
Reported Net Interest Income/Margin	**$ 71,405**	**3.24 %**	**$ 69,227**	**3.39 %**
Amortization of deposit broker origination fees	1,172	.05	1,777	.09
Net interest income/margin excluding impact of hedge accounting entries	$ 72,577	3.29%	$ 71,004	3.48 %

For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this Annual Report on Form 10-K. This table is prepared including the impact of the accounting changes for interest rate swaps.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses was $5.5 million and $5.5 million during the years ended December 31, 2007 and December 31, 2006, respectively. The allowance for loan losses decreased $0.8 million, or 3.0%, to $25.5 million at December 31, 2007 compared to $26.3 million at December 31, 2006. Net charge-offs were $6.3 million in 2007 versus $3.7 million in 2006. The increases in charge-offs and foreclosed assets were due to general market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects. As properties were transferred into foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio. Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

The Bank's allowance for loan losses as a percentage of total loans was 1.38% and 1.54% at December 31, 2007 and 2006, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on recent internal and external reviews of the Company's loan portfolio and current economic conditions. Potential problem loans are included in management's consideration when determining the adequacy of the provision and allowance for loan losses.

Non-performing Assets

As a result of continued growth in the loan portfolio, changes in portfolio mix, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets at December 31, 2007, were $55.9 million, up $30.9 million from December 31, 2006. Non-performing assets as a percentage of total assets were 2.30% at December 31, 2007. Compared to December 31, 2006, non-performing loans increased $15.3 million to $35.5 million while foreclosed assets increased $15.6 million to $20.4 million. Commercial real estate, commercial and residential construction and business loans comprised $33.2 million, or 94%, of the total $35.5 million of non-performing loans at December 31, 2007. Commercial real estate, construction and business loans historically comprise the majority of non-performing loans.

Net charge-offs for the year ended December 31, 2007, were $6.3 million as compared to $3.7 million for the year ended December 31, 2006. The increases in charge-offs and foreclosed assets were due to general economic and market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects. As properties were transferred into foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate. The Company's allowance for loan losses was $25.5 million and $26.3 million at December 31, 2007 and 2006, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on recent internal and external reviews of the Company's loan portfolio and current economic conditions. Potential problem loans are included in management's consideration when determining the adequacy of the provision and allowance for loan losses.

Non-performing Loans. Compared to December 31, 2006, non-performing loans increased $15.3 million to $35.5 million. Non-performing loan increases and decreases are described below.

Increases in non-performing loans in 2007 included:

- A $10.3 million loan relationship, which is primarily secured by a condominium and retail historic rehabilitation development in St. Louis, Mo. This was originally included as a $9.4 million relationship and has increased due to costs to complete construction. The project was completed during the first quarter of 2008 and the Company has begun marketing efforts to lease the condominium and retail spaces. The Company expects to receive Federal and State tax credits later in 2008, which should reduce the balance of this relationship to approximately $5.0 million. The Company has obtained a recent appraisal that substantiates the value of the project. Because of the tax credits involved, the Company expects to foreclose on this property at some point in the future and hold this property for several years. The Company expects to remove this relationship from loans and hold it as a depreciating asset once the tax credit process is completed. Current projections by the Company indicate that a positive return on the investment is expected once the space is leased.

- A $1.3 million loan relationship, which is secured by a restaurant building in northwest Arkansas. The Company has begun foreclosure on this property.

- A $2.4 million loan relationship, which was described in the March 31, 2007, Quarterly Report on Form 10-Q. During the six months ended December 31, 2007, the original $5.4 million relationship was reduced to $2.4 million through the foreclosure and subsequent sale of the real estate collateral. At the time of the foreclosure on these real estate assets, there was no charge-off against the allowance for loan losses. The remaining $2.4 million is secured by the borrower's ownership interest in a business. The borrower is pursuing options to pay off this loan.

- A $5.7 million loan relationship, which is primarily secured by two office and retail historic rehabilitation developments. At the time this relationship was transferred to the Non-performing Loans category the Company recorded a write-down of $240,000. Both of the projects are completed and the space in both cases is partially leased. The projects are located in southeast Missouri and southwest Missouri, respectively. The borrower is marketing the properties for sale; however, the Company has begun foreclosure proceedings in the event that the borrower is not successful in selling the properties.

- A $1.9 million loan relationship, which is secured by partially-developed subdivision lots in northwest Arkansas. The Company has begun foreclosure proceedings.

At December 31, 2007, eight significant loan relationships accounted for $27.7 million of the total non-performing loan balance of $35.5 million. In addition to the five relationships noted above, three other loan relationships were previously included in Non-performing Loans and remained there at December 31, 2007. These relationships were described in the December 31, 2006, Annual Report on Form 10-K, and in previous Quarterly Reports on Form 10-Q. One of these relationships, a $3.3 million loan on a nursing home in the State of Missouri, was paid off in the first quarter of 2008 upon the sale of the facility. The Company had previously recorded a charge to the allowance for loan losses regarding this relationship and recovered approximately $500,000 to the allowance upon receipt of the loan payoff. The other two unrelated relationships totaled $1.0 million and $1.7 million, respectively. Both of these relationships are secured primarily by single-family houses and residential subdivision lots. The $1.0 million relationship has been foreclosed upon and transferred to foreclosed assets at a book value of $700,000 after a charge-off to the allowance for loan losses of $320,000. The Company is in process of foreclosing on the $1.7 million relationship and is currently determining what, if any, charge-off to the allowance for loan losses is needed regarding this relationship.

Two other significant relationships were both added to the Non-performing Loans category and subsequently transferred to foreclosed assets during the year ended December 31, 2007:

- A $4.6 million loan relationship, described in the June 30, 2007, Quarterly Report on Form 10-Q, which is secured by two residential developments in the Kansas City, Mo., metropolitan area. At the time of the transfer to foreclosed assets, the asset was reduced to $4.3 million through a charge-off to the allowance for loan losses.

- A $1.5 million loan relationship, which was described in the June 30, 2007, Quarterly Report on Form 10-Q. During the quarter ended September 30, 2007, the loans in this relationship were transferred to foreclosed assets. At the time of the transfer, this relationship was reduced by $538,000 through a charge-off against the allowance for loan losses.

One other significant relationship was included in the Non-performing Loans category at December 31, 2006, and subsequently transferred to foreclosed assets during the year ended December 31, 2007. This relationship involved a motel located in the State of Illinois. At December 31, 2007, this relationship was included in foreclosed assets at $2.6 million. This motel was sold in the first quarter 2008 with no additional loss incurred by the Company.

Foreclosed Assets. Of the total $20.4 million of foreclosed assets at December 31, 2007, foreclosed real estate totaled $20.0 million and repossessed automobiles, boats and other personal property totaled $410,000. Foreclosed assets increased $15.6 million during the year ended December 31, 2007, from $4.8 million at December 31, 2006, to $20.4 million at December 31, 2007. During the year ended December 31, 2007, foreclosed assets increased primarily due to the addition of five significant relationships to the foreclosed assets category and the addition of several smaller relationships that involve houses that are completed and for sale or under construction, as well as developed subdivision lots, partially offset by the sale of similar houses and subdivision lots. These five significant relationships remain in foreclosed assets at December 31, 2007, and are described below.

At December 31, 2007, five separate relationships totaled $13.1 million, or 65%, of the total foreclosed assets balance. These five relationships include:

- A $2.6 million relationship, which involves a motel in the State of Illinois. As discussed above, the motel was sold in the first quarter 2008 at no additional loss to the Company.
- A $3.1 million relationship, which involves residential developments in Northwest Arkansas. One of the developments has some completed houses and additional lots. The second development is comprised of completed duplexes and triplexes. A few sales of single-family houses have occurred and the remaining properties are being marketed for sale.
- A $4.3 million loan relationship, which involves two residential developments in the Kansas City, Mo., metropolitan area. These two subdivisions are primarily comprised of developed lots with some additional undeveloped ground. The Company is marketing these projects and has seen some recent interest by prospective purchasers.
- A $1.8 million relationship, which involves a residence and commercial building in the Lake of the Ozarks, Mo., area. The Company is marketing these properties for sale.
- A $1.3 million relationship, which involves residential developments, primarily residential lots in three different subdivisions and undeveloped ground, in the Branson, Mo., area. The Company has been in contact with various developers to determine interest in the projects.

Potential Problem Loans. Potential problem loans increased $16.7 million during the year ended December 31, 2007 from $13.6 million at December 31, 2006 to $30.3 million at December 31, 2007. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

During the year ended December 31, 2007, potential problem loans increased primarily due to the addition of six unrelated relationships totaling $20.0 million to the Potential Problem Loans category. Four of these relationships involve residential construction and development loans. Two relationships are in Springfield, Mo., and total $1.7 million and $3.0 million, respectively; one relationship near Little Rock, Ark. totals $4.8 million; and one relationship in the St. Louis area totals $4.3 million. This St. Louis area relationship was foreclosed in the first quarter 2008. The Company recorded a loan charge-off of $1.0 million at the time of transfer to foreclosed assets based upon updated valuations of the assets. The Company is pursuing collection efforts against the guarantors on this credit. The fifth relationship consists of a condominium development in Kansas City totaling $3.2 million. Some sales have occurred during 2007, with the outstanding balance decreasing $1.9 million in 2007. The sixth relationship consists of a retail center, improved commercial land and other collateral in the states of Georgia and Texas totaling $2.9 million. During the first quarter of 2008, performance on the relationship improved and the Company obtained additional collateral.

At December 31, 2007, two other large unrelated relationships were included in the Potential Problem Loan category. Both of these relationships were included in the potential problem loan category at December 31, 2006. The first relationship totaled $3.3 million at December 31, 2006, and was reduced to $1.4 million at December 31, 2007, through the sale of houses and townhomes. The relationship is secured primarily by a retail center, developed and undeveloped residential subdivisions, and single-family houses being constructed for resale in the Springfield, Missouri, area. The second relationship totaled $2.7 million and is secured primarily by a motel in the State of Florida. The motel is operating but payment performance has been slow at times. At December 31, 2007, these eight significant relationships described above accounted for $24.1 million of the potential problem loan total.

Non-interest Income

Including the effects of the Company's hedge accounting entries recorded in 2007 and 2006 for certain interest rate swaps, non-interest income for the year ended December 31, 2007 was $29.4 million compared with $29.6 million for the year ended December 31, 2006. The $213,000, or 0.7%, decrease in non-interest income was primarily the result of the impairment write-down in value of one available-for-sale Freddie Mac preferred stock security. This write-down totaled $1.1 million. This security has an interest rate that resets to a market index every 24 months and currently yields a tax-equivalent interest rate of about 8.5-9.0%. The security has had unrealized gains and losses from time to time. These unrealized gains and losses were recorded directly to equity in prior periods, so this other-than-temporary write-down did not affect total equity. Throughout the first ten months of 2007, as expected, the fair value of the security increased as market interest rates fell. However, in November and December 2007 the value of this security declined sharply due to the credit and capital concerns faced by many financial services companies, including government-sponsored enterprises Freddie Mac and Fannie Mae. Freddie Mac and Fannie Mae have recently issued new perpetual preferred stock at higher yields than this security and that has also driven the value down for many of the previously issued preferred stocks. The Company has the ability to continue to hold this security in its portfolio for the foreseeable future and believes that the fair value of this security may recover from the current level in future periods, if and when credit and capital concerns subside for these government-sponsored enterprises.

Other items of non-interest income in 2007 increased $879,000 compared to 2006, primarily as a result of higher revenue from commissions and deposit account charges, partially offset by lower fees on loans. For the year ended December 31, 2007, service charges on deposit accounts and ATM fees increased $542,000, or 3.7%, compared to 2006 due to the increase in deposit accounts. During 2007, commission income from the Company's travel, insurance and investment divisions increased $767,000, or 8.4%, compared to the same period in 2006. This increase was primarily in the travel division as a result of the acquisition of a St. Louis travel agency in the first quarter of 2007 and internal growth. Total late charges and fees on loans decreased $605,000 in the year ended December 31, 2007, compared to the same period in 2006 due primarily to the early repayment of five unrelated loans that triggered total prepayment fees of $532,000 in the year ended December 31, 2006. Although the Company does receive prepayment fees from time to time, it is difficult to forecast when and in what amounts these fees will be collected. Non-interest income increased $1.6 million in the year ended December 31, 2007, and increased $1.5 million in the year ended December 31, 2006, as a result of the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits. See "Restatement of Previously Issued Consolidated Financial Statements" for a discussion of the current and previously reported financial statements due to the Company's accounting change for certain interest rate swaps in 2005. Other income in 2007 and 2006 includes the net benefits realized on federal historic tax credits utilized by the Company in both 2007 and 2006. The Company expects to utilize federal historic tax credits in the future; however, the timing and amount of these credits will vary depending upon availability of the credits and ability of the Company to utilize the credits.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31, 2007		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **29,419**	$ 1,695	$ 27,724

	Year Ended December 31, 2006		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **29,632**	$ 1,853	$ 27,779

Non-Interest Expense

Total non-interest expense increased $2.9 million, or 5.8%, from $48.8 million in the year ended December 31, 2006, compared to $51.7 million in the year ended December 31, 2007. The increase was primarily due to: (i) an increase of $1.9 million, or 6.6%, in salaries and employee benefits; (ii) an increase of $597,000, or 68.2%, in insurance expense, primarily FDIC deposit insurance; (iii) an increase of $489,000, or 410%, in expense on foreclosed assets and (iv) smaller increases and decreases in other non-interest expense areas, such as occupancy and equipment expense, postage, advertising, telephone, legal and professional fees, and bank charges and fees related to additional correspondent relationships. The Company's efficiency ratio for the year ended December 31, 2007, was 51.28% compared to 49.37% in 2006. These efficiency ratios include the impact of the hedge accounting entries for certain interest rate swaps. Excluding the effects of these entries, the efficiency ratio for the full year 2007 was 51.55% compared to 49.41% in 2006. The Company's ratio of non-interest expense to average assets decreased from 2.23% for the year ended December 31, 2006, to 2.18% for the year ended December 31, 2007. As discussed in the Company's 2006 Annual Report on Form 10-K, changes were made to the Company's retirement plans in 2006. These changes resulted in a decrease of $315,000 in expenses in the year ended December 31, 2007, compared to 2006.

In 2007, the Federal Deposit Insurance Corporation (FDIC) began to once again assess insurance premiums on insured institutions. Under the new pricing system, institutions in all risk categories, even the best rated, are charged an FDIC premium. Great Southern received a deposit insurance credit as a result of premiums previously paid. The Company's credit offset assessed premiums for the first half of 2007, but premiums were owed by the Company in the latter half of 2007. The Company incurred additional insurance expense of $568,000 related to this in 2007, and the Company expects expense of approximately $300,000 per quarter in subsequent quarters, with additional expense based upon deposit growth.

Due to the increases in levels of foreclosed assets, foreclosure-related expenses in 2007 were higher than 2006 by approximately $489,000 (net of income received on foreclosed assets). As previously disclosed in the Company's filings for the fourth quarter and full year 2006, these periods included an expense item of $783,000 ($501,000 after tax), which was a non-cash write-off of unamortized issuance costs related to the redemption of the 9.0% Cumulative Trust Preferred Securities of Great Southern Capital Trust I.

The Company's increase in non-interest expense in 2007 compared to 2006 also related to the continued growth of the Company. During the fourth quarter of 2006, Great Southern completed its acquisition of a travel agency in Columbia, Mo., and opened banking centers in Lee's Summit, Mo. and Ozark, Mo. In March 2007, Great Southern acquired a travel agency in St. Louis, Mo., and in June 2007, opened a banking center in Springfield, Mo. As a result, in the year ended December 31, 2007, compared to the year ended December 31, 2006, non-interest expenses increased $1.9 million related to the ongoing operations of these entities.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,					
	2007			2006		
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	**$ 51,707**	**$ 100,824**	**51.28 %**	**$ 48,807**	**$ 98,859**	**49.37 %**
Amortization of deposit broker origination fees	---	1,172	(.61)	---	1,777	(.88)
Net change in fair value of interest rate swaps and related deposits	---	(1,695)	.88	---	(1,853)	.92
Efficiency ratio excluding impact of hedge accounting entries	$ 51,707	$ 100,301	51.55%	$ 48,807	$ 98,783	49.41%

*Net interest income plus non-interest income.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income increased from 31.1% for the year ended December 31, 2006, to 32.9% for the year ended December 31, 2007. The lower effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily due to higher balances and rates of tax-exempt investment securities and loans, federal tax credits and deductions for stock options exercised by certain employees. For future periods, the Company expects the effective tax rate to be in the range of 32-33% of pre-tax net income.

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2008, the Company had commitments of approximately $8.4 million to fund loan originations, $152.6 million of unused lines of credit and unadvanced loans, and $16.3 million of outstanding letters of credit.

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2008. Additional information regarding these contractual obligations is discussed further in Notes 6, 7, 8, 11 and 14 of the Notes to Consolidated Financial Statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(Dollars in thousands)			
Deposits without a stated maturity	$ 525,241	$ ---	$ ---	$ 525,241
Time and brokered certificates of deposit	789,228	569,543	22,801	1,381,572
Federal Home Loan Bank advances	24,821	10,376	85,275	120,472
Short-term borrowings	298,629	---	---	298,629
Structured repurchase agreements	---	---	50,000	50,000
Subordinated debentures	---	---	30,929	30,929
Operating leases	839	1,331	36	2,206
Dividends declared but not paid	2,618	---	---	2,618
	1,641,376	581,250	189,041	2,411,667
Interest rate swap fair value adjustment	1,215	---	---	1,215
	$1,642,591	$581,250	$189,041	$2,412,882

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

The Company's total stockholders' equity was $234.1 million, or 8.8% of total assets of $2.66 billion at December 31, 2008, compared to equity of $189.9 million, or 7.8% of total assets of $2.43 billion at December 31, 2007. As of December 31, 2008, common stockholders' equity was $178.5 million, or 6.7% of total assets, equivalent to a book value of $13.34 per common share.

On December 5, 2008, the Company completed a transaction to participate in the U.S. Treasury's voluntary Capital Purchase Program. The Capital Purchase Program, a part of the Emergency Economic Stabilization Act of 2008, is designed to provide capital to healthy financial institutions, thereby increasing confidence in the banking industry and increasing the flow of financing to businesses and consumers. The Company received $58.0 million from the U.S. Treasury through the sale of 58,000 shares of the Company's newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Company also issued to the U.S. Treasury a warrant to purchase 909,091 shares of common stock at $9.57 per share. The amount of preferred shares sold represents approximately 3% of the Company's risk-weighted assets as of September 30, 2008. Through its preferred stock investment, the Treasury will receive a cumulative dividend of 5% per year for the first five years, or $2.9 million per year, and 9% per year thereafter. The preferred shares are callable at 100% of the issue price, subject to consultation by the U.S. Treasury with the Company's primary federal regulator. In addition, for a period of the earlier of three years or until these preferred shares have been redeemed by the Company or divested by the Treasury, the Company has certain limitations on dividends that may be declared on its common or preferred stock and is prohibited from repurchasing shares of its common or other capital stock or any trust preferred securities issued by the Company.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2008, the Bank's Tier 1 risk-based capital ratio was 10.7%, total risk-based capital ratio was 11.9% and the Tier 1 leverage ratio was 7.8%. As of December 31, 2008, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2008, the Company's Tier 1 risk-based capital ratio was 13.8%, total risk-based capital ratio was 15.1% and the Tier 1 leverage ratio was 10.1%. As of December 31, 2008, the Company was "well capitalized" under the capital ratios described above.

At December 31, 2008, the held-to-maturity investment portfolio included no gross unrealized losses and $62,000 of gross unrealized gains.

The Company's primary sources of funds are customer deposit, FHLBank advances, other borrowings, loan repayments, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

At December 31, 2008 and February 26, 2009, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2008	February 26, 2009
Federal Home Loan Bank line	$238.8 million	$239.3 million
Federal Reserve Bank line	$151.8 million	$130.5 million
Interest-Bearing and Non-Interest-Bearing Deposits	$89.8 million	$317.0 million
Unpledged Securities	$216.9 million	$10.9 million

Statements of Cash Flows. During the years ended December 31, 2008, 2007 and 2006, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during each of these same time periods.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, charges related to other-than-temporary impairments of invesetment securities, depreciation, and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $48.0 million, $28.0 million and $47.1 million during the years ended December 31, 2008, 2007 and 2006, respectively.

During the years ended December 31, 2008, 2007 and 2006, investing activities used cash of $200.5 million, $253.6 million and $143.1 million, primarily due to the net increase of loans and the net purchases of investment securities in each period.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances, changes in short-term borrowings, proceeds from the issuance of preferred stock under the Treasury's CPP and changes in structured repurchase agreements, as well as the purchases of Company stock and dividend payments to stockholders. Financing activities provided cash flows of $239.8 million, $173.0 million and $111.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings and dividend payments to stockholders.

Dividends. During the year ended December 31, 2008, the Company declared dividends of $0.72 per share and paid dividends of $0.72 per share. During the year ended December 31, 2007, the Company declared dividends of $0.68 per share (31.6% of net income per share) and paid dividends of $0.66 per share (30.7% of net income per share). The Board of Directors meets regularly to consider the level and the timing of dividend payments. The dividend declared but unpaid as of December 31, 2008, was paid to shareholders on January 9, 2009. As a result of the issuance of preferred stock to the U.S. Treasury in December 2008, the Company paid a dividend of $564,000 on February 17, 2009. Quarterly payments of $725,000 will be due for the next five years, as long as the preferred stock is outstanding.

As a result of the issuance of preferred stock to the U.S. Treasury in December 2008, the Company paid a dividend of $564,000 on February 17, 2009. Quarterly payments of $725,000 will be due for the next five years, as long as the preferred stock is outstanding.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended December 31, 2008, the Company repurchased 21,200 shares of its common stock at an average price of $19.19 per share and reissued 1,972 shares of Company stock at an average price of $13.23 per share to cover stock option exercises. During the year ended December 31, 2007, the Company repurchased 342,377 shares of its common stock at an average price of $25.57 per share and reissued 65,609 shares of Company stock at an average price of $17.62 per share to cover stock option exercises.

Our participation in the Treasury's Capital Purchase Program (CPP) currently precludes us from purchasing shares of the Company's stock until the earlier of December 5, 2011 or our repayment of the CPP funds. Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets. Since the Company uses laddered brokered deposits and FHLBank advances to fund a portion of its loan growth, the Company's assets tend to reprice more quickly than its liabilities.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk To Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2008, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is negative. Generally, a rate increase by the FRB (which does not appear likely in the near term based on current economic conditions) would be expected to have an immediate negative impact on Great Southern's net interest income. As the Federal Funds rate is now very low, the Company's interest rate floors have been reached on most of its "prime rate" loans. In addition, Great Southern has elected to leave its "Great Southern Prime Rate" at 5.00% for those loans that are indexed to "Great Southern Prime" rather than "Wall Street Journal Prime." While these interest rate floors and prime rate adjustments have helped keep the rate on our loan portfolio higher in this very low interest rate environment, they will also reduce the positive effect to our loan rates when market interest rates, specifically the "prime rate," begin to increase. The interest rate on these loans will not increase until the loan floors are reached and the "Wall Street Journal Prime" interest rate exceeds 5.00%. The operating environment has not been normal and interest cost for deposits and borrowings have been and continue to be elevated because of abnormal credit, liquidity and competitive pricing pressures, therefore we expect the net interest margin will continue to be somewhat compressed.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

The Company has entered into interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and $(931,000) and $805,000 of ineffectiveness was recorded in income in the non-interest income caption for the years ended December 31, 2008 and 2007, respectively. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in non-interest income.

At September 15, 2008, the Company had six SFAS No. 133 designated swaps with Lehman Brothers Special Financing, Inc. ("Lehman"). Since that date, four of these swaps have been terminated or matured. On September 15, 2008, Lehman filed for bankruptcy protection and hedge accounting was immediately terminated. The fair market value of the underlying hedged items (certificates of deposit) through September 15, 2008, is being amortized over the remaining life of the hedge period on a straight-line basis. The fair market value of the swaps as of September 15, 2008, included both assets and liabilities totaling a net asset of $235,000. These swaps were valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount. The Level 2 inputs are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, volatilities and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. The Company has a netting agreement with Lehman and the collectability of the net asset is uncertain at this time. The Company has a valuation allowance of $235,000 on the asset as of December 31, 2008.

The Company has entered into interest rate swap agreements with the objective of economically hedging against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit caused by changes in market interest rates. The swap agreements generally provide for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company is to pay or receive interest monthly, quarterly, semiannually or at maturity.

At December 31, 2008, the notional amount of interest rate swaps outstanding was approximately $11.5 million, all of which were in a net settlement receivable position. Subsequent to December 31, 2008, the remaining swaps were terminated. At December 31, 2007, the notional amount of interest rate swaps outstanding was approximately $419.2 million. Of this amount, $225.7 million consisted of swaps in a net settlement receivable position and $193.5 million consisted of swaps in a net settlement payable position. The maturities of interest rate swaps outstanding at December 31, 2008 and 2007, in terms of notional amounts and their average pay and receive rates is discussed further in Note 15 of the Notes to Consolidated Financial Statements.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2008. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,							
	2009	2010	2011	2012	2013	Thereafter	Total	2008 Fair Value
				(Dollars in thousands)				
Financial Assets:								
Interest bearing deposits	$ 970	---	---	---	---	---	$ 970	$ 970
Weighted average rate	0.02%	---	---	---	---	---	0.02%	
Available-for-sale equity securities	---	---	---	---	---	$ 1,596	$ 1,596	$ 1,596
Weighted average rate	---	---	---	---	---	3.53%	3.53%	
Available-for-sale debt securities(1)	---	$ 376	$ 5,850	$ 267	$ 4,402	$ 635,187	$ 646,082	$ 646,082
Weighted average rate	---	5.63%	3.79%	3.88%	5.03%	5.34%	5.30%	
Held-to-maturity securities	---	---	---	---	---	$ 1,360	$ 1,360	$ 1,422
Weighted average rate	---	---	---	---	---	7.49%	7.49%	
Adjustable rate loans	$ 655,242	$ 151,366	$ 105,984	$ 43,276	$ 49,803	$ 221,822	$ 1,227,493	$ 1,237,721
Weighted average rate	6.09%	5.45%	5.76%	5.17%	5.42%	5.69%	5.85%	
Fixed rate loans	$ 127,904	$ 59,606	$ 57,329	$ 43,091	$ 41,552	$ 196,005	$ 525,487	$ 531,021
Weighted average rate	7.28%	7.91%	7.58%	8.26%	6.97%	7.61%	7.57%	
Federal Home Loan Bank stock	---	---	---	---	---	$ 8,333	$ 8,333	$ 8,333
Weighted average rate	---	---	---	---	---	3.00%	3.00%	
Total financial assets	$ 784,116	$ 211,348	$ 169,163	$ 86,634	$ 95,757	$ 1,064,303	$ 2,411,321	
Financial Liabilities:								
Time deposits	$ 790,443	$ 307,692	$ 218,932	$ 39,740	$ 3,179	$ 22,801	$ 1,382,787	$ 1,403,908
Weighted average rate	3.27%	4.08%	4.31%	4.77%	4.62%	5.14%	3.69%	
Interest-bearing demand	$ 386,540	---	---	---	---	---	$ 386,540	$ 386,540
Weighted average rate	1.18%	---	---	---	---	---	1.18%	
Non-interest-bearing demand	$ 138,701	---	---	---	---	---	$ 138,701	$ 138,701
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank	$ 24,821	$ 4,978	$ 2,239	$ 2,934	$ 225	$ 85,275	$ 120,472	$ 123,895
Weighted average rate	1.29%	3.63%	6.29%	6.04%	5.81%	3.69%	3.30%	
Short-term borrowings	$ 298,629	---	---	---	---	---	$ 298,629	$ 298,629
Weighted average rate	1.35%	---	---	---	---	---	1.35%	
Structured repurchase agreements	---	---	---	---	---	$ 50,000	$ 50,000	$ 56,674
Weighted average rate	---	---	---	---	---	4.34%	4.34%	
Subordinated debentures	---	---	---	---	---	$ 30,929	$ 30,929	$ 30,929
Weighted average rate	---	---	---	---	---	4.87%	4.87%	
Total financial liabilities	$ 1,639,134	$ 312,670	$ 221,171	$ 42,674	$ 3,404	$ 189,005	$ 2,408,058	

(1) Available-for-sale debt securities include approximately $557 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. Of this total, $367 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years, with $107 million experiencing rate changes in the next two years. This table does not show the effect of these monthly repayments of principal or rate changes.

Repricing

	December 31,							
	2009	2010	2011	2012	2013	Thereafter	Total	2008 Fair Value
				(Dollars in thousands)				
Financial Assets:								
Interest bearing deposits	$ 970	---	---	---	---	---	$ 970	$ 970
Weighted average rate	0.02%	---	---	---	---	---	0.02%	
Available-for-sale equity securities	---	---	---	---	---	$ 1,596	$ 1,596	$ 1,596
Weighted average rate	---	---	---	---	---	3.53%	3.53%	
Available-for-sale debt securities(1)	$ 141,174	$ 7,077	$ 10,038	$ 20,603	$ 34,263	$ 432,927	$ 646,082	$ 646,082
Weighted average rate	4.96%	4.85%	3.94%	5.33%	4.88%	5.48%	5.30%	
Held-to-maturity securities	---	---	---	---	---	$ 1,360	$ 1,360	$ 1,422
Weighted average rate	---	---	---	---	---	7.49%	7.49%	
Adjustable rate loans	$ 1,173,151	$ 18,648	$ 25,221	$ 5,485	$ 3,610	$ 1,378	$ 1,227,493	$ 1,237,721
Weighted average rate	5.80%	7.12%	6.69%	7.30%	6.59%	6.59%	5.85%	
Fixed rate loans	$ 127,904	$ 59,606	$ 57,329	$ 43,091	$ 41,552	$ 196,005	$ 525,487	$ 531,021
Weighted average rate	7.28%	7.91%	7.58%	8.26%	6.97%	7.61%	7.57%	
Federal Home Loan Bank stock	$ 8,333	---	---	---	---	---	$ 8,333	$ 8,333
Weighted average rate	3.30%	---	---	---	---	---	3.30%	
Total financial assets	$ 1,451,532	$ 85,331	$ 92,588	$ 69,179	$ 79,425	$ 633,266	$ 2,411,321	
Financial Liabilities:								
Time deposits(3)	$ 801,941	$ 307,692	$ 214,317	$ 39,740	$ 3,179	$ 15,918	$ 1,382,787	$ 1,403,908
Weighted average rate	3.25%	4.08%	4.32%	4.77%	4.62%	5.21%	3.67%	
Interest-bearing demand	$ 386,540	---	---	---	---	---	$ 386,540	$ 386,540
Weighted average rate	1.18%	---	---	---	---	---	1.18%	
Non-interest-bearing demand(2)	---	---	---	---	---	$ 138,701	$ 138,701	$ 138,701
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank advances	$ 24,821	$ 89,978	$ 2,239	$ 2,934	$ 225	$ 275	$ 120,472	$ 123,895
Weighted average rate	1.29%	3.68%	6.29%	6.04%	5.81%	5.54%	3.30%	
Short-term borrowings	$ 298,629	---	---	---	---	---	$ 298,629	$ 298,629
Weighted average rate	1.35%	---	---	---	---	---	1.35%	
Structured repurchase agreements	$ 50,000	---	---	---	---	---	$ 50,000	$ 56,674
Weighted average rate	4.34%	---	---	---	---	---	4.34%	
Subordinated debentures	$ 30,929	---	---	---	---	---	$ 30,929	$ 30,929
Weighted average rate	4.87%	---	---	---	---	---	4.87%	
Total financial liabilities	$ 1,592,860	$ 397,670	$ 216,556	$ 42,674	$ 3,404	$ 154,894	$ 2,408,058	
Periodic repricing GAP	$ (141,328)	$ (312,339)	$ (123,968)	$ 26,505	$ 76,021	$ 478,372	$ 3,263	
Cumulative repricing GAP	$ (141,328)	$ (453,667)	$ (577,635)	$ (551,130)	$ (475,109)	$ 3,263		

(1) Available-for-sale debt securities include approximately $557 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. Of this total, $367 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years, with $107 million experiencing rate changes in the next two years. This table does not show the effect of these monthly repayments of principal or rate changes.

(2) Non-interest-bearing demand is included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.

(3) Time deposits include the effects of the Company's interest rate swaps on brokered certificates of deposit. These derivatives qualify for hedge accounting treatment.

BKD LLP
CPAs & Advisors

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 13*, in 2008 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Southern Bancorp, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 16, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Springfield, Missouri
March 16, 2009

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

(In Thousands, Except Per Share Data)

Assets

	2008	2007
Cash	$ 135,043	$ 79,552
Interest-bearing deposits in other financial institutions	32,877	973
Cash and cash equivalents	167,920	80,525
Available-for-sale securities	647,678	425,028
Held-to-maturity securities	1,360	1,420
Mortgage loans held for sale	4,695	6,717
Loans receivable, net of allowance for loan losses of $29,163 and $25,459 at December 31, 2008 and 2007, respectively	1,716,996	1,813,394
Interest receivable	13,287	15,441
Prepaid expenses and other assets	14,179	14,904
Foreclosed assets held for sale, net	32,659	20,399
Premises and equipment, net	30,030	28,033
Goodwill and other intangible assets	1,687	1,909
Federal Home Loan Bank stock	8,333	13,557
Refundable income taxes	7,048	1,701
Deferred income taxes	14,051	8,704
Total assets	$ 2,659,923	$ 2,431,732

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2008	2007
Liabilities		
Deposits	$ 1,908,028	$ 1,763,146
Federal Home Loan Bank advances	120,472	213,867
Securities sold under reverse repurchase agreements with customers	215,261	143,721
Structured repurchase agreements	50,000	—
Short-term borrowings	83,368	73,000
Subordinated debentures issued to capital trust	30,929	30,929
Accrued interest payable	9,225	6,149
Advances from borrowers for taxes and insurance	334	378
Accounts payable and accrued expenses	8,219	10,671
Total liabilities	2,425,836	2,241,861
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding December 2008 – 58,000 shares	55,580	—
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2008 – 13,380,969 shares, 2007 – 13,400,197 shares	134	134
Common stock warrants; December 2008 – 909,091 shares	2,452	—
Additional paid-in capital	19,811	19,342
Retained earnings	156,247	170,933
Accumulated other comprehensive loss		
Unrealized loss on available-for-sale securities, net of income taxes of $(74) and $(290) at December 31, 2008 and 2007, respectively	(137)	(538)
Total stockholders' equity	234,087	189,871
Total liabilities and stockholders' equity	$ 2,659,923	$ 2,431,732

Great Southern Bancorp, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(In Thousands, Except Per Share Data)

	2008	2007	2006
Interest Income			
Loans	$ 119,829	$ 142,719	$ 133,094
Investment securities and other	24,985	21,152	16,987
	144,814	163,871	150,081
Interest Expense			
Deposits	60,876	76,232	65,733
Federal Home Loan Bank advances	5,001	6,964	8,138
Short-term borrowings and repurchase agreements	5,892	7,356	5,648
Subordinated debentures issued to capital trust	1,462	1,914	1,335
	73,231	92,466	80,854
Net Interest Income	71,583	71,405	69,227
Provision for Loan Losses	52,200	5,475	5,450
Net Interest Income After Provision for Loan Losses	19,383	65,930	63,777
Noninterest Income			
Commissions	8,724	9,933	9,166
Service charges and ATM fees	15,352	15,153	14,611
Net gains on loan sales	1,415	1,037	944
Net realized gains (losses) on sales of available-for-sale securities	44	13	(1)
Realized impairment of available-for-sale securities	(7,386)	(1,140)	—
Net gain on sale of fixed assets	191	48	167
Late charges and fees on loans	819	962	1,567
Change in interest rate swap fair value net of change in hedged deposit fair value	6,981	1,632	1,498
Other income	2,004	1,781	1,680
	28,144	29,419	29,632
Noninterest Expense			
Salaries and employee benefits	31,081	30,161	28,285
Net occupancy expense	8,281	7,927	7,645
Postage	2,240	2,230	2,178
Insurance	2,223	1,473	876
Advertising	1,073	1,446	1,201
Office supplies and printing	820	879	931
Telephone	1,396	1,363	1,387
Legal, audit and other professional fees	1,739	1,247	1,127
Expense on foreclosed assets	3,431	608	119
Write-off of trust preferred securities issuance costs	—	—	783
Other operating expenses	3,422	4,373	4,275
	55,706	51,707	48,807
Income (Loss) Before Income Taxes	(8,179)	43,642	44,602
Provision (Credit) for Income Taxes	(3,751)	14,343	13,859
Net Income (Loss)	(4,428)	29,299	30,743
Preferred Stock Dividends and Discount Accretion	242	—	—
Net Income (Loss) Available to Common Shareholders	$ (4,670)	$ 29,299	$ 30,743
Earnings (Loss) Per Common Share			
Basic	$ (.35)	$ 2.16	$ 2.24
Diluted	$ (.35)	$ 2.15	$ 2.22

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2008, 2007 and 2006
(In Thousands, Except Per Share Data)

	Income (Loss)	Preferred Stock	Common Stock
Balance, December 31, 2005	$ —	$ —	$ 137
Net income	30,743	—	—
Stock issued under Stock Option Plan	—	—	—
Dividends declared, $.60 per share	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $1,194	2,217	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	—
Comprehensive income	$ 32,960		
Balance, December 31, 2006	$ —	—	137
Net income	29,299	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.68 per share	—	—	—
Change in unrealized loss on available-for-sale securities, net of income tax benefit of $690	1,282	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	(3)
Comprehensive income	$ 30,581		
Balance, December 31, 2007	$ —	—	134
Net loss	(4,428)	—	—
Preferred stock issued	—	55,548	—
Common stock warrants issued	—	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	32	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized loss on available-for-sale securities, net of income tax benefit of $216	401	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	—
Balance, December 31, 2008	$ (4,027)	$ 55,580	$ 134

See Notes to Consolidated Financial Statements

Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ —	$ 17,781	$ 138,921	$ (4,037)	$ —	$ 152,802
—	—	30,743	—	—	30,743
—	700	—	—	1,052	1,752
—	—	(8,214)	—	—	(8,214)
—	—	—	2,217	—	2,217
—	—	—	—	(3,722)	(3,722)
—	—	(2,670)	—	2,670	—
—	18,481	158,780	(1,820)	—	175,578
—	—	29,299	—	—	29,299
—	861	—	—	812	1,673
—	—	(9,205)	—	—	(9,205)
—	—	—	1,282	—	1,282
—	—	—	—	(8,756)	(8,756)
—	—	(7,941)	—	7,944	—
—	19,342	170,933	(538)	—	189,871
—	—	(4,428)	—	—	(4,428)
—	—	—	—	—	55,548
2,452	—	—	—	—	2,452
—	469	—	—	25	494
—	—	(9,633)	—	—	(9,633)
—	—	(32)	—	—	—
—	—	(210)	—	—	(210)
—	—	—	401	—	401
—	—	—	—	(408)	(408)
—	—	(383)	—	383	—
$ 2,452	$ 19,811	$ 156,247	$ (137)	$ 0	$ 234,087

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	2008	2007	2006
Operating Activities			
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743
Proceeds from sales of loans held for sale	94,935	77,234	71,964
Originations of loans held for sale	(91,914)	(73,035)	(68,076)
Items not requiring (providing) cash			
Depreciation	2,446	2,706	2,932
Amortization	383	374	380
Write-off of trust preferred securities issuance costs	—	—	783
Provision for loan losses	52,200	5,475	5,450
Net gains on loan sales	(1,415)	(1,037)	(944)
Net realized (gains) losses and impairment on available-for-sale securities	7,342	1,127	(1)
Gain on sale of premises and equipment	(191)	(48)	(167)
(Gain) loss on sale of foreclosed assets	1,456	(209)	(184)
Amortization of deferred income, premiums and discounts	(1,960)	(3,918)	(1,849)
Change in interest rate swap fair value net of change in hedged deposit fair value	(6,983)	(1,713)	(1,908)
Deferred income taxes	(5,562)	2,978	(365)
Changes in			
Interest receivable	2,154	(1,854)	(2,746)
Prepaid expenses and other assets	(2,698)	468	108
Accounts payable and accrued expenses	2,626	(10,453)	14,036
Income taxes refundable/payable	(5,347)	605	(3,012)
Net cash provided by operating activities	43,044	27,999	47,144

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

(In Thousands)

	2008	2007	2006
Investing Activities			
Net change in loans	$ 34,189	$ (168,183)	$ (127,762)
Purchase of loans	(12,030)	(4,649)	(47,508)
Proceeds from sale of student loans	634	3,052	2,314
Purchase of additional business units	—	(730)	(143)
Purchase of premises and equipment	(4,686)	(4,080)	(4,094)
Proceeds from sale of premises and equipment	434	106	2,177
Proceeds from sale of foreclosed assets	11,183	3,290	2,861
Capitalized costs on foreclosed assets	(567)	(156)	—
Proceeds from maturities, calls and repayments of held-to-maturity securities	60	50	40
Proceeds from sale of available-for-sale securities	85,242	4,415	26,679
Proceeds from maturities, calls and repayments of available-for-sale securities	206,902	482,153	295,188
Purchase of available-for-sale securities	(522,071)	(565,819)	(294,218)
(Purchase) redemption of Federal Home Loan Bank stock	5,224	(3,078)	1,378
Net cash used in investing activities	(195,486)	(253,629)	(143,088)

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	2008	2007	2006
Financing Activities			
Net increase (decrease) in certificates of deposit	$ 285,044	$ (8,400)	$ 144,203
Net increase (decrease) in checking and savings accounts	(132,125)	62,017	6,038
Proceeds from Federal Home Loan Bank advances	503,000	1,568,000	952,200
Repayments of Federal Home Loan Bank advances	(596,395)	(1,533,303)	(976,465)
Net increase (decrease) in short-term borrowings	81,908	95,765	(12,602)
Proceeds from issuance of structured repurchase agreement	50,000	—	—
Proceeds from issuance of preferred stock and related common stock warrants to U.S. Treasury	58,000	—	—
Proceeds from issuance of trust preferred debentures	—	5,000	25,000
Repayment of trust preferred debentures	—	—	(17,250)
Advances to borrowers for taxes and insurance	(44)	(10)	155
Company stock purchased	(408)	(8,756)	(3,722)
Dividends paid	(9,637)	(8,981)	(7,947)
Stock options exercised	494	1,673	1,752
Net cash provided by financing activities	239,837	173,005	111,362
Increase (Decrease) in Cash and Cash Equivalents	87,395	(52,625)	15,418
Cash and Cash Equivalents, Beginning of Year	80,525	133,150	117,732
Cash and Cash Equivalents, End of Year	$ 167,920	$ 80,525	$ 133,150

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. (GSBC or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services as well as travel and insurance services through the Bank's other wholly owned subsidiaries to customers primarily in southwest and central Missouri. In addition, the Company serves the loan needs of customers through its loan origination offices in St. Louis and Kansas City, Missouri, and Rogers, Arkansas. Outside of Missouri, the states with the largest concentrations of loans by the Company are Arkansas and Kansas. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Revenue from segments below the reportable segment threshold is attributable to three operating segments of the Company. These segments include insurance services, travel services and investment services. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Corporation, GS, LLC, GSSC, LLC, GS-RE Holding, LLC and GS-RE Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2008 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer and one-to-four family residential loans for impairment disclosures.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2008 and 2007.

Goodwill and Intangible Assets

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets are being amortized on the straight-line basis over periods ranging from three to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Goodwill – Branch acquisitions	$ 379	$ 379
Goodwill – Travel agency acquisitions	875	875
Deposit intangibles	314	401
Noncompete agreements	119	254
	$ 1,687	$ 1,909

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Stockholders' Equity

At the 2004 Annual Meeting of Stockholders, the Company's stockholders approved the Company's reincorporation to the State of Maryland. This reincorporation was completed in June 2004. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The Company's consolidated statements of financial condition reflects this change. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2008	2007	2006
	(In Thousands, Except Per Share Data)		
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743
Net income (loss) available-to-common shareholders	$ (4,670)	$ 29,299	$ 30,743
Average common shares outstanding	13,381	13,566	13,697
Average common share stock options and warrants outstanding	N/A	88	128
Average diluted common shares	13,381	13,654	13,825
Earnings (loss) per common share – basic	$ (0.35)	$ 2.16	$ 2.24
Earnings (loss) per common share – diluted	$ (0.35)	$ 2.15	$ 2.22

Because of the Company's loss from continuing operations, no potential options to purchase shares of common stock or common stock warrants were included in the calculation of diluted earnings per share for the year ended December 31, 2008. Options to purchase 386,015 and 318,695 shares of common stock were outstanding during the years ended December 31, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share for that year because the options' exercise price was greater than the average market price of the common shares.

Stock Option Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 19*. On January 1, 2006, the Company adopted SFAS No. 123(R), *Share Based Payment*. SFAS No. 123(R) specifies the accounting for share-based payment transactions in which an entity receives employee services in exchange for (a) equity instruments of the entity or (b) liabilities that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize as compensation expense within the income statement the grant-date fair value of stock options and other equity-based compensation granted to employees. As a result, compensation cost related to share-based payment transactions is now recognized in the Company's consolidated financial statements using the modified prospective transition method provided for in the standard. For the years ended December 31, 2008, 2007 and 2006, share-based compensation expense totaling $468,000, $518,000 and $480,000, respectively, has been included in salaries and employee benefits expense in the consolidated statements of operations.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock compensation using the intrinsic value method permitted by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in the consolidated statements of operations, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the grant date.

On December 31, 2005, the Board of Directors of the Company approved the accelerated vesting of certain outstanding out-of-the-money unvested options (Options) to purchase shares of the Company's common stock held by the Company's officers and employees. Options to purchase 183,935 shares which would otherwise have vested from time to time over the next five years became immediately exercisable as a result of this action. The accelerated Options had a weighted average exercise price of $31.49. The closing market price on December 30, 2005, was $27.61. The Company also placed a restriction on the sale or other transfer of shares (including pledging the shares as collateral) acquired through the exercise of the accelerated Options prior to the original vesting date. With the acceleration of these Options, the compensation expense, net of taxes, that was recognized in the Company's income statements for 2006, 2007 and 2008 was reduced by approximately $267,000 for each year. The Company estimates that, with the acceleration of these Options, the compensation expense, net of taxes, that will be recognized in its income statement for 2009 and 2010, will be reduced by approximately $238,000 and $103,000, respectively. The accelerated Options represent approximately 41% of the unvested Company options and 27% of the total of all outstanding Company options.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash equivalents consisted of interest-bearing deposits in other financial institutions. At December 31, 2008, nearly all of the interest-bearing deposits were uninsured, with nearly all of these balances held at the Federal Home Loan Bank.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Interest Rate Swaps

The Company enters into interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long-term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and any ineffectiveness is recorded in income in the noninterest income caption. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in noninterest income.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2008 and 2007, respectively, was $31,396,000 and $32,463,000.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141 (revised) retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. SFAS No. 141 (revised) applies to business combinations occurring after January 1, 2009. Based on its current activities, the Company does not expect the adoption of this Statement will have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51*. SFAS No. 160 requires that a noncontrolling interest in a subsidiary be accounted for as equity in the consolidated statement of financial position and that net income include the amounts for both the parent and the noncontrolling interest, with a separate amount presented in the income statement for the noncontrolling interest share of net income. SFAS No. 160 also expands the disclosure requirements and provides guidance on how to account for changes in the ownership interest of a subsidiary. SFAS No. 160 is effective for the Company on January 1, 2009. Based on its current activities, the Company does not expect the adoption of this Statement will have a material effect on the Company's financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position No. 157-2. The staff position delays the effective date of SFAS No. 157, *Fair Value Measurements* (which was adopted by the Company on January 1, 2008) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues with regard to the application of SFAS No. 157. This staff position deferred the effective date of SFAS No. 157 to January 1, 2009, for items within the scope of the staff position and is not expected to have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, which requires enhanced disclosures about an entity's derivative and hedging activities intended to improve the transparency of financial reporting. Under SFAS No. 161, entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 effective January 1, 2009. The adoption of this standard is not anticipated to have a material effect on the Company's financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). The FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. SFAS No. 162 is effective sixty days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The adoption of this standard is not anticipated to have a material effect on the Company's financial position or results of operations.

In June 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Disclosure of Certain Loss Contingencies—an amendment of FASB Statements No. 5 and 141(R)*. The purpose of the proposed statement is intended to improve the quality of financial reporting by expanding disclosures required about certain loss contingencies. Investors and other users of financial information have expressed concerns that current disclosures required in SFAS No. 5, *Accounting for Contingencies*, do not provide sufficient information in a timely manner to assist users of financial statements in assessing the likelihood, timing and amount of future cash flows associated with loss contingencies. If approved as written, this proposed Statement would expand disclosures about certain loss contingencies in the scope of SFAS No. 5 or SFAS No. 141 (revised 2007), *Business Combinations*, and would be effective for fiscal years ending after December 15, 2008, and interim and annual periods in subsequent fiscal years. The FASB continues to deliberate this proposed standard at this time.

In June 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Accounting for Hedging Activities—an amendment of FASB Statement No. 133*. The purpose of the proposed Statement is intended to simplify hedge accounting resulting in increased comparability of financial results for entities that apply hedge accounting. Specifically, the proposed statement would eliminate the multiple methods of hedge accounting currently being used for the same transaction. It also would require an entity to designate all risks as the hedged risk (with certain exceptions) in the hedged item or transaction, thus better reflecting the economics of such items and transactions in the financial statements. Additional objectives of the proposed Statement are to: simplify accounting for hedging activities; improve the financial reporting of hedging activities to make the accounting model and associated disclosures more useful and easier to understand for users of financial statements; resolve major practice issues related to hedge accounting that have arisen under Statement 133, *Accounting for Derivative Instruments and Hedging Activities*; and address differences resulting from recognition and measurement anomalies between the accounting for derivative instruments and the accounting for hedged items or transactions. If approved as written, the proposed Statement would require application of the amended hedging requirements for financial statements issued for fiscal years beginning after June 15, 2009, and interim periods within those fiscal years. The FASB continues to deliberate this proposed standard at this time.

In August 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Earnings per Share—an amendment of FASB Statement No. 128*. The FASB is issuing this proposed Statement as part of a joint project with the International Accounting Standards Board (IASB). The FASB and the IASB undertook that project to eliminate differences between FASB Statement No. 128, *Earnings per Share*, and IAS 33, *Earnings per Share*, in ways that also would clarify and simplify the earnings per share (EPS) computation. This proposed Statement proposes amendments to Statement 128 that would improve the comparability of EPS because the denominator used to compute EPS under Statement 128 would be the same as the denominator used to compute EPS under IAS 33, with limited exceptions. The FASB continues to deliberate this proposed standard at this time.

In October 2008, the FASB issued FASB Staff Position No. 157-3, *Determining the Fair Value of an Asset When the Market for That Asset Is Not Active*. FSP 157-3 clarifies how Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements" (SFAS 157) should be applied when valuing securities in markets that are not active and illustrates how an entity would determine fair value in this circumstance. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management's judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. The adoption of FSP 157-3, effective upon issuance, did not impact the Company's financial position or results of operations.

In October 2008, the FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards, *Subsequent Events.* The objective of this proposed Statement is to establish general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. In particular, this proposed Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity would evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity would recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity would make about events or transactions that occurred after the balance sheet date. The FASB continues to deliberate this proposed standard at this time.

In December 2008, the FASB issued FASB Staff Position No. 140-4 and FIN 46(R)-8, *Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*. This FSP amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require public entities to provide additional disclosures about transfers of financial assets and amends FIN 46(R), *Consolidation of Variable Interest Entities*, to require public entities to provide additional disclosures about their involvement in variable interest entities and certain special purpose entities. This FSP was effective for the first reporting period ending after December 15, 2008. The Company has not engaged in these types of transfers of financial assets; therefore, no additional disclosures were required.

In January 2009, the FASB issued proposed FASB Staff Position No. 107-b and APB 28-a, *Interim Disclosures about Fair Value of Financial Instruments*. This proposed FSP would amend FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This FSP also would amend APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in all interim financial statements. This FSP, if adopted as it is currently written, is effective for interim and annual reporting periods ending after March 15, 2009.

In February 2009, the FASB decided to reexpose proposed FASB Staff Position No. 157-c, *Measuring Liabilities under FASB Statement No. 157*. This proposed FSP would clarify the principles in FASB Statement No. 157, *Fair Value Measurements*, on the measurement of liabilities. This FSP, if adopted as it is currently written, will be applied on a prospective basis effective on the beginning of the period that includes the issuance date of the FSP.

In March 2008, the FASB issued proposed FSP FAS 132(R)-a, *Employers' Disclosures about Postretirement Benefit Plan Assets*. In December 2008, the FASB issued the final FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*. This FSP is the result of FASB's redeliberations of that proposed FSP. The provisions of this FSP only apply to single-employer defined benefit plans; the Company participates in a multiemployer defined benefit pension plan. Therefore, the requirements of this FSP will not affect the consolidated financial condition or results of operations of the Company, or the related disclosures about plan assets.

Note 2: Investments in Debt and Equity Securities

The amortized cost and approximate fair values of securities classified as available-for-sale were as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
U.S. government agencies	$ 34,968	$ 32	$ 244	$ 34,756
Collateralized mortgage obligations	73,976	585	2,647	71,914
Mortgage-backed securities	480,349	6,029	1,182	485,196
States and political subdivisions	55,545	107	2,549	53,103
Corporate bonds	1,500	—	295	1,205
Equity securities	1,552	—	48	1,504
	$ 647,890	$ 6,753	$ 6,965	$ 647,678

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
U.S. government agencies	$ 126,117	$ 53	$ 375	$ 125,795
Collateralized mortgage obligations	39,769	214	654	39,329
Mortgage-backed securities	183,023	1,030	916	183,137
States and political subdivisions	62,572	533	453	62,652
Corporate bonds	1,501	—	25	1,476
Equity securities	12,874	4	239	12,639
	$ 425,856	$ 1,834	$ 2,662	$ 425,028

Additional details of the Company's collateralized mortgage obligations and mortgage-backed securities at December 31, 2008, are described as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
Collateralized mortgage obligations				
FHLMC fixed	$ 12,691	$ 403	$ 113	$ 12,981
GNMA fixed	48,817	182	—	48,999
Total agency	61,508	585	113	61,980
Nonagency	12,468	—	2,534	9,934
	$ 73,976	$ 585	$ 2,647	$ 71,914
Mortgage-backed securities				
FHLMC fixed	$ 53,137	$ 1,279	$ 5	$ 54,411
FHLMC hybrid ARM	188,545	1,559	369	189,735
Total FHLMC	241,682	2,838	374	244,146
FNMA fixed	40,141	1,561	—	41,702
FNMA hybrid ARM	175,410	1,583	616	176,378
Total FNMA	215,551	3,144	616	218,080
GNMA fixed	14,441	30	—	14,471
GNMA hybrid ARM	8,675	17	192	8,499
Total GNMA	23,116	47	192	22,970
	$ 480,349	$ 6,029	$ 1,182	$ 485,196
Total fixed	$ 107,719	$ 2,870	$ 5	$ 110,584
Total hybrid ARM	372,630	3,159	1,177	374,612
	$ 480,349	$ 6,029	$ 1,182	$ 485,196

The amortized cost and fair value of available-for-sale securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Fair Value
	(In Thousands)	
One year or less	$ —	$ —
After one through five years	924	931
After five through ten years	38,315	38,071
After ten years	52,774	50,062
Securities not due on a single maturity date	554,325	557,110
Equity securities	1,552	1,504
	$ 647,890	$ 647,678

The amortized cost and approximate fair values of securities classified as held-to-maturity were as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,360	$ 62	$ 0	$ 1,422

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,420	$ 88	$ 0	$ 1,508

The held-to-maturity securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Fair Value
	(In Thousands)	
After one through five years	$ —	$ —
After five through ten years	1,260	1,315
After ten years	100	107
	$ 1,360	$ 1,422

The amortized cost and approximate fair values of securities pledged as collateral was as follows at December 31, 2008 and 2007:

	2008		2007	
	Amortized Cost	Approximate Fair Value	Amortized Cost	Approximate Fair Value
	(In Thousands)			
Public deposits	$ 140,452	$ 140,660	$ 194,889	$ 194,401
Collateralized borrowing accounts	222,307	220,755	163,989	163,941
Structured repurchase agreements	57,251	57,412	—	—
Federal Home Loan Bank advances	2,782	2,893	47,038	46,998
Interest rate swaps and treasury, tax and loan accounts	3,021	2,965	4,779	4,770
	$ 425,813	$ 424,685	$ 410,695	$ 410,110

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2008 and 2007, respectively, was approximately $222,228,000 and $204,056,000 which is approximately 34.24% and 47.9% of the Company's available-for-sale and held-to-maturity investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. During 2008, the Company determined that the impairment of certain available-for-sale equity securities with an original cost of $8.4 million had become other than temporary. Consequently, the Company recorded a $7.4 million pre-tax charge to income during 2008. This total charge included $5.7 million related to Fannie Mae and Freddie Mac preferred stock. During 2007, the Company determined that the impairment of certain available-for-sale equity securities with an original cost of $5.3 million had become other than temporary. Consequently, the Company recorded a $1.1 million pre-tax charge to income during 2008.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	2008					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 29,756	$ (244)	$ —	$ —	$ 29,756	$ (244)
Mortgage-backed securities	129,048	(1,010)	8,479	(172)	137,527	(1,182)
Collateralized mortgage obligations	3,609	(232)	10,063	(2,415)	13,672	(2,647)
State and political subdivisions	37,491	(1,739)	2,124	(810)	39,615	(2,549)
Corporate bonds	440	(60)	766	(235)	1,206	(295)
Equity securities	—	—	452	(48)	452	(48)
	$ 200,344	$ (3,285)	$ 21,884	$ (3,680)	$ 222,228	$ (6,965)

	2007					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 43,418	$ (80)	$ 13,524	$ (295)	$ 56,942	$ (375)
Mortgage-backed securities	22,498	(100)	62,817	(816)	85,315	(916)
Collateralized mortgage obligations	11,705	(154)	18,238	(500)	29,943	(654)
State and political subdivisions	23,398	(421)	2,216	(32)	25,614	(453)
Corporate bonds	1,476	(25)	—	—	1,476	(25)
Equity securities	4,766	(239)	—	—	4,766	(239)
	$ 107,261	$ (1,019)	$ 96,795	$ (1,643)	$ 204,056	$ (2,662)

Note 3: Other Comprehensive Income (Loss)

	2008	2007	2006
		(In Thousands)	
Unrealized gain (loss) on available-for-sale securities, net of income taxes of $(2,354) for December 31, 2008; $296 for December 31, 2007; $1,194 for December 31, 2006	$ (4,371)	$ 549	$ 2,217
Less reclassification adjustment for gain (loss) included in net income, net of income taxes of $(2,570) for December 31, 2008; $(394) for December 31, 2007; $0 for December 31, 2006	(4,772)	(733)	—
Change in unrealized gain (loss) on available-for-sale securities, net of income taxes	$ 401	$ 1,282	$ 2,217

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2008 and 2007, included:

	2008	2007
	(In Thousands)	
One-to-four family residential mortgage loans	$ 222,100	$ 185,253
Other residential mortgage loans	127,122	87,177
Commercial real estate loans	477,551	471,573
Other commercial loans	139,591	207,059
Industrial revenue bonds	59,413	61,224
Construction loans	604,965	919,059
Installment, education and other loans	177,480	154,015
Prepaid dealer premium	13,917	10,759
Discounts on loans purchased	(4)	(6)
Undisbursed portion of loans in process	(73,855)	(254,562)
Allowance for loan losses	(29,163)	(25,459)
Deferred loan fees and gains, net	(2,121)	(2,698)
	$ 1,716,996	$ 1,813,394

Transactions in the allowance for loan losses were as follows:

	2008	2007	2006
		(In Thousands)	
Balance, beginning of year	$ 25,459	$ 26,258	$ 24,549
Provision charged to expense	52,200	5,475	5,450
Loans charged off, net of recoveries of $4,531 for 2008, $2,595 for 2007 and $2,500 for 2006	(48,496)	(6,274)	(3,741)
Balance, end of year	$ 29,163	$ 25,459	$ 26,258

The weighted average interest rate on loans receivable at December 31, 2008 and 2007, was 6.35% and 7.58%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $87,104,000 and $66,013,000 at December 31, 2008 and 2007, respectively. In addition, available lines of credit on these loans were $31,463,000 and $25,815,000 at December 31, 2008 and 2007, respectively.

Gross impaired loans totaled approximately $45,569,000 and $35,475,000 at December 31, 2008 and 2007, respectively. An allowance for loan losses of $3,720,000 and $2,583,000 relates to impaired loans of $34,263,000 and $10,234,000 at December 31, 2008 and 2007, respectively. There were $11,306,000 of impaired loans at December 31, 2008, and $25,241,000 of impaired loans at December 31, 2007, without a related allowance for loan losses assigned.

Interest of approximately $1,122,000, $1,097,000 and $722,000 was received on average impaired loans of approximately $33,596,000, $31,757,000 and $22,630,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Interest of approximately $2,874,000, $2,659,000 and $1,954,000 would have been recognized on an accrual basis during the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008 and 2007, accruing loans delinquent 90 days or more totaled approximately $318,000 and $196,000, respectively. Nonaccruing loans at December 31, 2008 and 2007, were approximately $32,884,000 and $35,279,000, respectively.

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 7* and *9*.

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2008 and 2007, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Balance, beginning of year	$ 28,879	$ 20,205
New loans	21,465	24,114
Payments	(21,626)	(15,440)
Balance, end of year	$ 28,718	$ 28,879

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Land	$ 10,933	$ 8,475
Buildings and improvements	21,490	20,788
Furniture, fixtures and equipment	23,650	22,719
	56,073	51,982
Less accumulated depreciation	26,043	23,949
	$ 30,030	$ 28,033

Note 6: Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	December 31, 2008	December 31, 2007
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 138,701	$ 166,231
Interest-bearing checking and savings accounts	1.18% - 2.75%	386,540	491,135
		525,241	657,366
Certificate accounts	0% - 1.99%	38,987	598
	2% - 2.99%	205,426	22,850
	3% - 3.99%	446,799	93,717
	4% - 4.99%	646,458	470,718
	5% - 5.99%	42,847	497,877
	6% - 6.99%	869	10,394
	7% and above	186	374
		1,381,572	1,096,528
Interest rate swap fair value adjustment		1,215	9,252
		$ 1,908,028	$ 1,763,146

The weighted average interest rate on certificates of deposit was 3.67% and 4.83% at December 31, 2008 and 2007, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $152,745,000 and $167,313,000 at December 31, 2008 and 2007, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits, which are primarily in denominations of $100,000 or more, was approximately $974,490,000 and $674,609,000 at December 31, 2008 and 2007, respectively.

At December 31, 2008, scheduled maturities of certificates of deposit were as follows (in thousands):

	Retail	Brokered	Total
2009	$ 347,223	$ 442,005	$ 789,228
2010	47,436	260,256	307,692
2011	4,543	214,389	218,932
2012	3,491	36,249	39,740
2013	3,179	—	3,179
Thereafter	1,210	21,591	22,801
	$ 407,082	$ 974,490	$ 1,381,572

A summary of interest expense on deposits is as follows:

	2008	2007	2006
		(In Thousands)	
Checking and savings accounts	$ 8,370	$ 16,043	$ 12,679
Certificate accounts	52,616	60,295	53,145
Early withdrawal penalties	(110)	(106)	(91)
	$ 60,876	$ 76,232	$ 65,733

Note 7: Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank consisted of the following:

	December 31, 2008		December 31, 2007	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(In Thousands, Except Interest Rates)			
2008	$ —	—%	$ 93,395	4.29%
2009	24,821	1.29	24,821	5.10
2010	4,978	3.63	4,978	5.69
2011	2,239	6.29	2,239	6.29
2012	2,934	6.04	2,934	6.04
2013	225	5.81	225	5.81
2014 and thereafter	85,275	3.69	85,275	3.69
	$ 120,472	3.30	$ 213,867	4.22

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of March 29, 2017. The interest rate on this advance is 4.07%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $25,000,000 advance with a maturity date of December 7, 2016. The interest rate on this advance is 3.81%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of November 24, 2017. The interest rate on this advance is 3.20%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. Investment securities with approximate carrying values of $2,893,000 and $46,998,000, respectively, were specifically pledged as collateral for advances at December 31, 2008 and 2007. Loans with carrying values of approximately $606,362,000 and $520,005,000 were pledged as collateral for outstanding advances at December 31, 2008 and 2007, respectively.

Note 8: Short-Term Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Federal Reserve Term Auction Facility (see *Note 9*)	$ 83,000	$ 50,000
Note payable – Kansas City Equity Fund	368	—
Overnight borrowings	—	23,000
Short-term borrowings	83,368	73,000
Securities sold under reverse repurchase agreements	215,261	143,721
	$ 298,629	$ 216,721

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 1.35% and 3.75% at December 31, 2008 and 2007, respectively. Short-term borrowings averaged approximately $234,250,000 and $170,946,000 for the years ended December 31, 2008 and 2007, respectively. The maximum amounts outstanding at any month end were $298,262,000 and $216,721,000, respectively, during those same periods.

Note 9: Federal Reserve Bank Borrowings

The Bank has a potentially available $215,265,000 line of credit under a borrowing arrangement with the Federal Reserve Bank at December 31, 2008. The line is secured primarily by commercial loans.

In December 2007, the Federal Reserve established a temporary Term Auction Facility (TAF). Under the TAF program, the Federal Reserve auctions term funds to depository institutions against the collateral that can be used to secure loans at the discount window. All depository institutions that are judged to be in generally sound financial condition by their local Reserve Bank and that are eligible to borrow under the primary credit discount window program are eligible to participate in TAF auctions. All advances must be fully collateralized. Each TAF auction is for a fixed amount and a fixed maturity date, with the rate determined by the auction process.

TAF borrowing arrangements are summarized as follows:

	December 31,	
	2008	2007
	(In Thousands)	
TAF maturing 1/31/08 – rate 4.67%	$ —	$ 50,000
TAF maturing 1/29/09 – rate .60%	58,000	—
TAF maturing 2/26/09 – rate .42%	25,000	—
	$ 83,000	$ 50,000

Note 10: Structure Repurchase Agreements

In September 2008, the Company entered into a structured repo borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34% if three-month LIBOR remains at 2.81% or less on quarterly interest reset dates; if LIBOR is above the 2.81% rate on quarterly interest reset dates, then the Company's borrowing rate decreases by 2.5 times the difference in LIBOR (up to 250 basis points). The Company pledges investment securities to collateralize this borrowing.

Note 11: Subordinated Debentures Issued to Capital Trust

Great Southern Capital Trust I (Trust I), a Delaware statutory trust, issued 1,725,000 shares of unsecured 9.00% Cumulative Trust Preferred Securities at $10 per share in an underwritten public offering. The gross proceeds of the offering were used to purchase 9.00% Junior Subordinated Debentures from the Company totaling $17,784,000. The Company's proceeds from the issuance of the Subordinated Debentures to Trust I, net of underwriting fees and offering expenses, were $16.3 million. The Subordinated Debentures were scheduled to mature in 2031; the Company elected to redeem the debentures (and as a result the Trust I securities) in November 2006. As a result of the redemption of the Trust I securities, approximately $510,000 (after tax) of related unamortized issuance costs were written off as a noncash expense in 2006. The Company entered into an interest rate swap agreement to effectively convert this fixed rate debt to variable rates of interest. The variable rate was three-month LIBOR plus 202 basis points, adjusting quarterly. The interest rate swap was terminated in November 2006 at no cost to the Company.

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities are redeemable at the Company's option beginning in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25,774,000. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 4.79% at December 31, 2008.

In July 2007, Great Southern Capital Trust III (Trust III), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $5,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust III securities bear a floating distribution rate equal to 90-day LIBOR plus 1.40%. The Trust III securities are redeemable at the Company's option beginning October 2012, and if not sooner redeemed, mature on October 1, 2037. The Trust III securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $5,155,000. The initial interest rate on the Trust III debentures was 6.76%. The interest rate was 5.28% at December 31, 2008.

Subordinated debentures issued to capital trust are summarized as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Subordinated Debentures	$ 30,929	$ 30,929

Note 12: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2008 and 2007, retained earnings included approximately $17,500,000 for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at December 31, 2008 and 2007.

The provision (credit) for income taxes included these components:

	2008	2007	2006
		(In Thousands)	
Taxes currently payable	$ 1,811	$ 11,365	$ 14,224
Deferred income taxes	(5,562)	2,978	(365)
Income tax expense (credit)	$ (3,751)	$ 14,343	$ 13,859

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 10,207	$ 8,911
Interest on nonperforming loans	1,146	—
Accrued expenses	457	429
Excess of cost over fair value of net assets acquired	181	176
Unrealized loss and realized impairment on available-for-sale securities	2,659	946
Fair value of interest rate swaps and related deposits	414	593
Write-down of foreclosed assets	527	95
Other	1	10
	15,592	11,160
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(254)	(114)
FHLB stock dividends	(227)	(227)
Bank franchise tax refund	(28)	(28)
Partnership tax credits	(157)	(151)
Prepaid expenses	(576)	(518)
Deferred broker fees on CDs	(137)	(1,226)
Other	(162)	(192)
	(1,541)	(2,456)
Net deferred tax asset	$ 14,051	$ 8,704

Reconciliations of the Company's effective tax rates to the statutory corporate tax rates were as follows:

	2008	2007	2006
Tax at statutory rate	(35.0)%	35.0%	35.0%
Nontaxable interest and dividends	(15.4)	(2.5)	(2.2)
Tax credits	—	—	(.9)
Other	4.5	.4	(.8)
	(45.9)%	32.9%	31.1%

Note 13: Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements,* which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 has been applied prospectively as of the beginning of this fiscal year. The adoption of SFAS No. 157 did not have an impact on our financial statements except for the expanded disclosures noted below.

The following definitions describe the fair value hierarchy of levels of inputs used in the Fair Value Measurements.

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following is a description of valuation methodologies used for assets recorded at fair value on a recurring basis at December 31, 2008.

Securities Available for Sale. Investment securities available for sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 1 securities include exchange traded equity securities. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, collateralized mortgage obligations, state and municipal bonds and U.S. government agency equity securities. Recurring Level 3 securities include one corporate debt security.

		Fair Value Measurements Using		
	Fair Value December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
Available for sale securities				
U.S government agencies	$ 34,756	$ —	$ 34,756	$ —
Collateralized mortgage obligations	71,914	—	71,914	—
Mortgage-backed securities	485,196	—	485,196	—
Corporate bonds	1,205	760	—	445
States and political subdivisions	53,103	—	53,103	—
Equity securities	1,504	716	788	—
Total available-for-sale securities	$ 647,678	$ 1,476	$ 645,757	$ 445

The following is a reconciliation of activity for available-for-sale securities measured at fair value based on significant unobservable (Level 3) information. $10.0 million of U.S. government agency securities were reclassified from Level 3 to Level 2 due to a model-driven valuation with market observable inputs being utilized.

	Investment Securities (In Thousands)
Balance, January 1, 2008	$ 10,450
Unrealized loss included in comprehensive income	(5)
Transfer from Level 3 to Level 2	(10,000)
Balance, December 31, 2008	$ 445

Interest Rate Swap Agreements. The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy. These fair value estimations include primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. Fair value estimates related to the Company's hedged deposits are derived in the same manner. As of December 31, 2008, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest rate swap positions, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives.

		Fair Value Measurements Using		
	Fair Value December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Interest rate swap agreements	$ 31	$ —	$ 31	$ —

The following is a description of valuation methodologies used for assets recorded at fair value on a nonrecurring basis at December 31, 2008.

Loans Held for Sale. Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale.

Impaired Loans. A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under SFAS No. 114 is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. In addition, management may apply selling and other discounts to the underlying collateral value to determine the fair value. If an appraised value is not available, the fair value of the impaired loan is determined by an adjusted appraised value including unobservable cash flows.

The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off of the portion of the loan that exceeds the fair value or establishes a specific reserve as part of the allowance for loan losses. In accordance with the provisions of SFAS No. 114, impaired loans with a carrying value of $45.6 million, with an associated valuation reserve of $3.7 million, were recorded at their fair value of $41.9 million at December 31, 2008. Losses of $51.7 million related to impaired loans were recognized in earnings through the provision for loan losses during the year ended December 31, 2008.

		Fair Value Measurements Using		
	Fair Value December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Loans held for sale	$ 4,695	$ —	$ 4,695	$ —
Impaired loans	41,849	—	—	41,849

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, *i.e.*, their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trust

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximate their fair value.

Structured Repurchase Agreements

Structured repurchase agreements are collateralized borrowings from a counterparty. In addition to the principal amount owed, the counterparty also determines an amount that would be owed by either party in the event the agreement is terminated prior to maturity by the Company. The fair values of the structured repurchase agreements are estimated based on the amount the Company would be required to pay to terminate the agreement at the balance sheet date.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 167,920	$ 167,920	$ 80,525	$ 80,525
Available-for-sale securities	647,678	647,678	425,028	425,028
Held-to-maturity securities	1,360	1,422	1,420	1,508
Mortgage loans held for sale	4,695	4,695	6,717	6,717
Loans, net of allowance for loan losses	1,716,996	1,732,758	1,813,394	1,825,886
Accrued interest receivable	13,287	13,287	15,441	15,441
Investment in FHLB stock	8,333	8,333	13,557	13,557
Interest rate swaps	31	31	3,293	3,293
Financial liabilities				
Deposits	1,908,028	1,929,149	1,763,146	1,771,505
FHLB advances	120,472	123,895	213,867	214,498
Short-term borrowings	298,629	298,629	216,721	216,721
Structured repurchase agreements	50,000	56,674	—	—
Subordinated debentures	30,929	30,929	30,929	30,929
Accrued interest payable	9,225	9,225	6,149	6,149
Interest rate swaps	—	—	2,202	2,202
Unrecognized financial instruments (net of contractual value)				
Commitments to originate loans	—	—	—	—
Letters of credit	45	45	69	69
Lines of credit	—	—	—	—

Note 14: Operating Leases

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2008, future minimum lease payments were as follows (in thousands):

2009	$ 839
2010	507
2011	371
2012	354
2013	99
Thereafter	36
	$ 2,206

Rental expense was $934,000, $866,000 and $718,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 15: Interest Rate Swaps

In the normal course of business, the Company uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. In accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, all derivatives are measured and reported at fair value on the Company's consolidated statement of financial condition as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in the fair values. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting under SFAS 133 are also reported currently in earnings in noninterest income.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item and measures and records any ineffectiveness. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are in part theoretical and reflect assumptions which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

At December 31, 2008, the Company had three SFAS No. 133 designated swaps with Lehman Brothers Special Financing, Inc. (Lehman). One of these three interest rate swaps was terminated by Lehman (at no cost to the Company) subsequent to December 31, 2008. As a result, the Company terminated the related deposit account. On September 15, 2008, Lehman filed for bankruptcy protection and hedge accounting was immediately terminated. The fair market value of the underlying hedged items (certificates of deposit) through September 15, 2008, is being amortized over the remaining life of the hedge period on a straight-line basis. The fair market value of the swaps as of September 15, 2008, included both assets and liabilities totaling a net asset of $235,000. These swaps were valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount. The Level 2 inputs are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, volatilities and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. The Company has a netting agreement with Lehman and the collectability of the net asset is uncertain at this time. The Company has a valuation allowance of $235,000 on the asset as of December 31, 2008.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value on the derivatives linked to the hedged assets and liabilities.

At December 31, 2008 and 2007, the Company's fair value hedges include interest rate swaps to convert the economic interest payments on certain brokered CDs from a fixed rate to a floating rate based on LIBOR. At December 31, 2008, these fair value hedges were considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amounts of the liabilities being hedged were $11.5 million and $419.2 million at December 31, 2008 and 2007, respectively. At December 31, 2008, swaps in a net settlement receivable position totaled $11.5 million. There were no swaps in a net settlement payable position. At December 31, 2007, swaps in a net settlement receivable position totaled $225.7 million and swaps in a net settlement payable position totaled $193.5 million. The net gains recognized in earnings on fair value hedges were $7.0 million, $1.6 million and $1.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The maturities of interest rate swaps outstanding at December 31, 2008 and 2007, in terms of notional amounts and their average pay and receive rates were as follows:

	2008 Fixed To Variable	2008 Average Pay Rate	2008 Average Receive Rate	2007 Fixed To Variable	2007 Average Pay Rate	2007 Average Receive Rate
	(In Millions)					
Interest Rate Swaps[1]						
Expected Maturity Date						
2008	$ —	—%	—%	$ 109.2	4.68%	5.16%
2009	—	—	—	50.5	4.95	4.04
2010	—	—	—	23.8	4.90	4.01
2011[2]	4.6	1.77	4.00	31.1	4.95	4.12
2012	—	—	—	12.3	4.91	4.81
2013	—	—	—	42.0	4.85	4.52
2014	—	—	—	16.3	4.90	5.09
2015	—	—	—	29.0	4.84	4.84
2016	—	—	—	24.0	5.09	4.81
2017[2]	6.9	2.10	5.00	15.5	4.87	5.28
2019	—	—	—	44.3	4.90	4.88
2020	—	—	—	14.7	4.97	4.00
2023	—	—	—	6.5	5.10	5.10
	$ 11.5	1.97	4.60	$ 419.2	4.86	4.70

(1) Interest rate swaps with Lehman Brothers Special Financing, Inc. are not included in this table.

(2) This interest rate swap and the related deposit account were terminated subsequent to December 31, 2008.

Note 16: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2008 and 2007, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $900,000 and $30,777,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $7,516,000 and $905,000 at December 31, 2008 and 2007, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued after December 31, 2002, are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $16,335,000 and $20,422,000 at December 31, 2008 and 2007, respectively, with $11,769,000 and $15,447,000, respectively, of the letters of credit having terms up to three years. The remaining $4,566,000 and $4,975,000 at December 31, 2008 and 2007, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2008, the Bank had granted unused lines of credit to borrowers aggregating approximately $106,909,000 and $45,714,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2007, the Bank had granted unused lines of credit to borrowers aggregating approximately $318,321,000 and $43,915,000 for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans aggregating approximately $214,042,000 and $215,708,000 at December 31, 2008 and 2007, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $85,843,000 and $79,628,000 of this total at December 31, 2008 and 2007, respectively.

In addition, loans aggregating approximately $218,529,000 and $250,205,000 at December 31, 2008 and 2007, respectively, are secured by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri, area.

Note 17: Additional Cash Flow Information

	2008	2007	2006
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$31,600	$24,615	$7,869
Sale and financing of foreclosed assets	$7,268	$5,759	$1,019
Conversion of foreclosed assets to premises and equipment	—	$300	—
Dividends declared but not paid	$2,618	$2,412	$2,188
Additional Cash Payment Information			
Interest paid	$70,155	$92,127	$79,659
Income taxes paid	$4,590	$8,044	$12,938
Income taxes refunded	$172	—	—

Note 18: Employee Benefits

The Company participates in a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan will continue to accrue benefits. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2008, 2007 and 2006, were approximately $1.2 million, $1.1 million and $1.5 million, respectively. As a member of a multiemployer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

The Company has a defined contribution retirement plan covering substantially all employees. In 2006, the Company matched 100% of the employee's contribution on the first 3% of the employee's compensation, and also matched 50% of the employee's contribution on the next 2% of the employee's compensation. Effective January 1, 2007, the Company matches 100% of the employee's contribution on the first 4% of the employee's compensation, and also matches 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2008, 2007 and 2006, were approximately $673,000, $642,000 and $520,000, respectively.

Note 19: Stock Option Plan

The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 2,464,992 (adjusted for stock splits) shares of common stock. This plan has terminated; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2008, there were 2,450 options outstanding under this plan.

The Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,600,000 (adjusted for stock splits) shares of common stock. Upon stockholders' approval of the 2003 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan was frozen; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2008, there were 113,112 options outstanding under this plan.

The Company established the 2003 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,196,448 (adjusted for stock splits) shares of common stock. At December 31, 2008, there were 584,835 options outstanding under the plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available To Grant	Shares Under Option	Weighted Average Exercise Price
Balance, December 31, 2005	769,635	688,892	$ 21.877
Granted	(94,720)	94,720	30.600
Exercised	—	(89,192)	(14.249)
Forfeited from terminated plan(s)	—	(3,150)	(16.752)
Forfeited from current plan(s)	10,913	(10,913)	(26.098)
Balance, December 31, 2006	685,828	680,357	24.048
Granted	(99,710)	99,710	25.459
Exercised	—	(65,609)	(17.618)
Forfeited from terminated plan(s)	—	(2,625)	(16.457)
Forfeited from current plan(s)	41,540	(41,540)	(29.010)
Balance, December 31, 2007	627,658	670,293	24.423
Granted	(72,030)	72,030	8.516
Exercised	—	(1,972)	(13.233)
Forfeited from terminated plan(s)	—	(9,394)	(16.229)
Forfeited from current plan(s)	30,560	(30,560)	(26.794)
Balance, December 31, 2008	586,188	700,397	$ 23.003

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of years two, three, four and five from the grant date. As provided for under SFAS No. 123(R), the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, SFAS No. 123(R) requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. Because the historical forfeitures of its share-based awards have not been material, the Company has not adjusted for forfeitures in its share-based compensation expensed under SFAS No. 123(R).

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2008	December 31, 2007	December 31, 2006
Expected dividends per share	$0.72	$0.68	$0.59
Risk-free interest rate	2.05%	4.21%	4.71%
Expected life of options	5 years	5 years	5 years
Expected volatility	46.93%	21.89%	23.19%
Weighted average fair value of options granted during year	$1.72	$5.01	$7.26

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected term of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. The risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2008.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2008	670,293	$24.423	5.68
Granted	72,030	8.516	—
Exercised	(1,972)	13.233	—
Forfeited	(39,954)	24.310	—
Options outstanding, December 31, 2008	700,397	23.003	6.21
Options exercisable, December 31, 2008	453,474	23.358	4.90

For the years ended December 31, 2008, 2007 and 2006, options granted were 72,030, 99,710 and 94,720, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2008, 2007 and 2006, was $7,000, $605,000 and $1.3 million, respectively. Cash received from the exercise of options for the years ended December 31, 2008, 2007 and 2006, was $26,000, $1.8 million and $1.3 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $182, $238,000 and $715,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2008.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2008	264,109	$27.002	$5.976
Granted	72,030	8.516	1.718
Vested this period	(72,201)	24.860	5.681
Nonvested options forfeited	(17,015)	25.338	5.724
Nonvested options, December 31, 2008	246,923	19.968	4.354

At December 31, 2008, there was $1.0 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2013, with the majority of this expense recognized in 2009 and 2010.

The following table further summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.688 to $9.078	90,275	7.67 years	$8.290	24,145	$8.100
$10.110 to $13.594	46,452	2.80 years	$12.392	42,952	$12.578
$18.188 to $25.000	204,415	4.59 years	$20.044	196,415	$19.917
$25.480 to $36.390	359,255	7.20 years	$29.756	189,962	$31.293
	700,397	6.21 years	$23.003	453,474	$23.358

Note 20: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Other significant estimates not discussed in those footnotes include valuations of foreclosed assets held for sale. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significantly credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 21: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2008						
Total risk-based capital						
Great Southern Bancorp, Inc.	$286,332	15.1%	≥$151,806	≥8.0%	N/A	N/A
Great Southern Bank	$226,091	11.9%	≥$151,543	≥8.0%	≥$189,429	≥10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$262,545	13.8%	≥$75,903	≥4.0%	N/A	N/A
Great Southern Bank	$202,345	10.7%	≥$75,772	≥4.0%	≥$113,657	≥6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$262,545	10.1%	≥$104,471	≥4.0%	N/A	N/A
Great Southern Bank	$202,345	7.8%	≥$104,336	≥4.0%	≥$130,420	≥5.0%
As of December 31, 2007						
Total risk-based capital						
Great Southern Bancorp, Inc.	$243,777	11.9%	≥$164,465	≥8.0%	N/A	N/A
Great Southern Bank	$239,568	11.7%	≥$164,161	≥8.0%	≥$205,201	≥10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$218,318	10.6%	≥$82,233	≥4.0%	N/A	N/A
Great Southern Bank	$214,109	10.4%	≥$82,080	≥4.0%	≥$123,120	≥6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$218,318	9.1%	≥$95,603	≥4.0%	N/A	N/A
Great Southern Bank	$214,109	9.0%	≥$95,410	≥4.0%	≥$119,263	≥5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2008 and 2007, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

Note 22: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome or such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

Note 23: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2008, 2007 and 2006:

	2008 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$38,340	$35,664	$35,024	$35,786
Interest expense	20,497	17,533	16,657	18,544
Provision for loan losses	37,750	4,950	4,500	5,000
Net realized gains (losses) and impairment on available-for-sale securities	6	1	(5,293)	(2,056)
Noninterest income	10,182	9,864	1,789	6,309
Noninterest expense	14,116	13,557	14,650	13,383
Provision (credit) for income taxes	(8,688)	3,156	182	1,599
Net income (loss)	(15,153)	6,332	824	3,569
Net income (loss) available to common shareholders	(15,153)	6,332	824	3,327
Earnings (loss) per common share – diluted	(1.13)	.47	.06	.25

	2007 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$39,458	$41,703	$41,976	$40,733
Interest expense	22,272	23,215	24,044	22,934
Provision for loan losses	1,350	1,425	1,350	1,350
Net realized gains (losses) and impairment on available-for-sale securities	—	—	4	(1,131)
Noninterest income	6,965	7,927	7,610	6,915
Noninterest expense	11,918	12,742	13,320	13,726
Provision for income taxes	3,548	4,041	3,555	3,199
Net income	7,335	8,207	7,317	6,439
Earnings per common share – diluted	.53	.60	.54	.48

	2006 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$34,197	$37,228	$39,204	$39,452
Interest expense	17,565	20,105	21,339	21,845
Provision for loan losses	1,325	1,425	1,350	1,350
Net realized gains (losses) on available-for-sale securities	—	(29)	28	—
Noninterest income	7,123	7,441	7,090	7,978
Noninterest expense	11,750	12,115	12,288	12,654
Provision for income taxes	3,484	3,500	3,287	3,588
Net income	7,196	7,524	8,030	7,993
Earnings per common share – diluted	.52	.54	.58	.58

Note 24: Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2008 and 2007, and statements of operations and cash flows for the years ended December 31, 2008, 2007 and 2006, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 60,943	$ 4,335
Available-for-sale securities	1,359	2,335
Investment in subsidiary bank	203,870	215,602
Income taxes receivable	656	91
Deferred income taxes	17	59
Premises and equipment	12	134
Prepaid expenses	13	18
Other assets	1,164	1,172
	$ 268,034	$ 223,746
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 3,018	$ 2,946
Subordinated debentures issued to capital trust	30,929	30,929
Preferred stock	55,580	—
Common stock	134	134
Common stock warrants	2,452	—
Additional paid-in capital	19,811	19,342
Retained earnings	156,247	170,933
Unrealized loss on available-for-sale securities, net	(137)	(538)
	$ 268,034	$ 223,746

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In Thousands)	
Statements of Operations			
Income			
Dividends from subsidiary bank	$ 40,000	$ 10,000	$ 10,000
Interest and dividend income	114	8	47
Net realized losses on impairments of available-for-sale securities	(1,718)	—	—
Other income	145	1	1
	38,541	10,009	10,048
Expense			
Provision for loan losses	29,579	—	—
Operating expenses	1,091	1,109	1,779
Interest expense	1,462	1,914	1,334
	32,132	3,023	3,113
Income before income tax and equity in undistributed earnings of subsidiaries	6,409	6,986	6,935
Credit for income taxes	(11,716)	(972)	(981)
Income before equity in earnings of subsidiaries	18,125	7,958	7,916
Equity in undistributed earnings of subsidiaries	(22,553)	21,341	22,827
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income (loss)	$ (4,428)	$ 29,299	$ 30,743
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	22,553	(21,341)	(22,827)
Depreciation	7	10	9
Amortization	—	—	806
Provision for loan losses	29,579	—	—
Net realized gains on sale of fixed assets	(151)	—	—
Net realized losses on impairments of available-for-sale securities	1,718	—	—
Net realized (gains) losses on other investments	8	(1)	(1)
Changes in			
Prepaid expenses and other assets	5	(3)	(1)
Accounts receivable	—	—	113
Accounts payable and accrued expenses	(134)	189	198
Income taxes	(565)	(12)	(39)
Net cash provided by operating activities	48,592	8,141	9,001
Investing Activities			
Investment in subsidiaries	(10,500)	—	—
Purchase of fixed assets	(34)	—	—
Proceeds from sale of fixed assets	300	—	—
Purchase of loans	(30,000)	—	—
Net change in loans	421	—	—
Purchase of available-for-sale securities	(620)	(2,006)	(500)
Net cash used in investing activities	(40,433)	(2,006)	(500)
Financing Activities			
Proceeds from issuance of preferred stock and related common stock warrants	58,000	—	—
Proceeds from issuance of trust preferred debentures	—	5,000	25,000
Repayment of trust preferred debentures	—	—	(17,250)
Dividends paid	(9,637)	(8,981)	(7,947)
Stock options exercised	494	1,673	1,752
Company stock purchased	(408)	(8,756)	(3,722)
Net cash provided by (used in) financing activities	48,449	(11,064)	(2,167)
Increase (Decrease) in Cash	56,608	(4,929)	6,334
Cash, Beginning of Year	4,335	9,264	2,930
Cash, End of Year	$ 60,943	$ 4,335	$ 9,264
Additional Cash Payment Information			
Interest paid	$1,559	$1,751	$1,136

Note 25: Preferred Stock and Common Stock Warrant

On December 5, 2008, as part of the Troubled Asset Relief Program (TARP) Capital Purchase Program of the United States Department of the Treasury (Treasury), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 58,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $58.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 909,091 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $9.57 per share.

The Series A Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Pursuant to the Purchase Agreement, subject to the prior approval of the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company in whole or in part at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends, provided that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the issue date (December 5, 2011) only if (i) the Company has raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least $14.5 million and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. A "Qualified Equity Offering" is defined as the sale for cash by the Company of preferred stock or common stock that qualifies as Tier 1 capital. These provisions have been modified as discussed below.

The exercise price of and number of shares of Common Stock underlying the Warrant are subject to customary anti-dilution adjustments. Treasury may not transfer a portion or portions of the Warrant with respect to, and/or exercise the Warrant for more than one-half of, the 909,091 shares of Common Stock underlying the Warrant until the earlier of (i) the date on which the Company has received aggregate gross proceeds of at least $58.0 million from one or more Qualified Equity Offerings and (ii) December 31, 2009. If the Company completes one or more Qualified Equity Offerings on or prior to December 31, 2009, that result in the Company receiving aggregate gross proceeds of at least $58.0 million, then the number of the shares of Common Stock underlying the Warrant will be reduced to 50% of the original number of shares of Common Stock underlying the Warrant. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued to it upon exercise of the Warrant.

The enactment of the American Recovery and Reinvestment Act of 2009 on February 17, 2009, permits the Company to repay the Treasury without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. Additionally, upon repayment the Treasury will liquidate all outstanding warrants at their current market value.

The proceeds from the TARP Capital Purchase Program were allocated between the Series A Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $55.5 million for the Series A Preferred Shares and $2.5 million for the Warrant. The resulting discount to the Series A Preferred Shares of $2.5 million will accrete on a level yield basis over five years ending December 2013 and is being recognized as additional preferred stock dividends. The fair value assigned to the Series A Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the Purchase Agreement, the Company subsequently registered the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

Note 26: Subsequent Event

In addition to the regular quarterly deposit insurance assessments, due to losses and projected losses attributed to failed institutions, on February 27, 2009, the FDIC adopted a rule, effective April 1, 2009, imposing on every insured institution a special assessment equal to 20 basis points of its assessment base as of June 30, 2009, to be collected on September 30, 2009. There is a proposal under discussion, under which the FDIC's line of credit with the U.S. Treasury would be increased and the FDIC would reduce the special assessment to 10 basis points. There can be no assurance whether the proposal will become effective. The special assessment rule also authorizes the FDIC to impose additional special assessments if the reserve ratio of the DIF is estimated to fall to a level that the FDIC's board believes would adversely affect public confidence or that is close to zero or negative. Any additional special assessment would be in amount up to 10 basis points on the assessment base for the quarter in which it is imposed and would be collected at the end of the following quarter.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Great Southern Bancorp, Inc. and Great Southern Bank

Back row

Joseph W. Turner
President and
Chief Executive Officer

Larry D. Frazier
Board Member
Retired - Hollister, MO

William E. Barclay
Board Member
Retired - Springfield, MO

Thomas J. Carlson
Board Member
Partner, Carlson Gardner, Inc.

Front row

Julie T. Brown
Board Member
Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

William V. Turner
Chairman of the Board

Earl A. Steinert, Jr.
Board Member
Co-owner, EAS Investment Enterprises, Inc./CPA



Executive Officers of Great Southern Bank

Left to Right

Steve Mitchem
Senior Vice President and
Chief Lending Officer

Rex Copeland
Senior Vice President and Chief Financial Officer/Treasurer

Joe Turner
President and
Chief Executive Officer

Bill Turner
Chairman of the Board

Lin Thomason
Vice President and Director of Information Services

Doug Marrs
Vice President and Director of Operations/Secretary



GREAT SOUTHERN LEADERSHIP TEAM



Left to right

Steve Mitchem
Chief Lending Officer

Kelly Polonus
Director of Corporate Communications

Doug Marrs
Director of Operations/Secretary

Rex Copeland
Chief Financial Officer/Treasurer

Byron Robison
Insurance Agency Manager

Lin Thomason
Director of Information Services

Shannon Thomason
Director of Internal Audit and Compliance Officer

Joe Turner
President and Chief Executive Officer

Tammy Baurichter
Controller

Kris Conley
Managing Director of Travel

Teresa Chasteen-Calhoun
Director of Marketing

Matt Snyder
Director of Human Resources

Bryan Tiede
Director of Risk Management

Debbie Flowers
Director of Credit Risk Management

Barby Pohl
Director of Retail Banking

Great Southern Bancorp, Inc.

POISED AND POSITIONED

